

April 9, 2024

Dear Fellow Stockholders,

You are invited to attend Vimeo's Annual Meeting of Stockholders on Tuesday, May 21, 2024, at 10:00 AM Eastern Time.

This year's Annual Meeting will be a virtual meeting, conducted solely online. Stockholders will be able to attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/VMEO2024*. We believe hosting a virtual meeting will allow for greater stockholder attendance at the Annual Meeting by enabling stockholders who might not otherwise be able to travel to a physical meeting to attend online and participate from any location around the world.

At this year's Annual Meeting, you will be asked to vote on the election of directors, the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for 2024, and an amendment to our Amended and Restated Certificate of Incorporation to limit the liability of certain officers of Vimeo as permitted pursuant to recent amendments to the Delaware General Corporation Law. We will also hold a non-binding advisory vote on the compensation of our named executive officers ("NEOs"), as disclosed in this proxy statement. Finally, we will transact such other business as may properly come before the meeting, and stockholders will have an opportunity to ask questions. Our Board of Directors believes that the proposals being submitted for stockholder approval are in the best interests of Vimeo and its stockholders and recommends a vote consistent with the Board's recommendation for each proposal.

It is important that your shares be represented and voted at the Annual Meeting regardless of the size of your holdings. Whether or not you plan to participate in the Annual Meeting, please take the time to vote online, by telephone, or, if you received a printed proxy card, by returning a marked, signed and dated proxy card. If you participate in the Annual Meeting, you may also vote your shares online at that time if you wish, even if you have previously submitted your vote.

Sincerely,

Glenn Schiffman
Chairman of the Board

330 WEST 34TH STREET 5TH FLOOR NEW YORK, NEW YORK 10001
212-524-8791
www.vimeo.com



Notice of 2024 Annual Meeting of Stockholders



Vimeo, Inc.
330 West 34ᵗʰ Street
5ᵗʰ Floor
New York, New York 10001

Dear Stockholders:

Vimeo, Inc. ("Vimeo" or the "Company") is first making this proxy statement and accompanying forms of proxy available to holders of our common stock and Class B common stock on or about April 9, 2024 in connection with the solicitation of proxies by Vimeo's Board of Directors (the "Board") for use at the 2024 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Tuesday, May 21, 2024 at 10:00 a.m. Eastern Time. This year's Annual Meeting will be a virtual meeting, conducted solely online. Stockholders will be able to attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/VMEO2024*. At the Annual Meeting, stockholders will be asked:

1 to elect the eight Board nominees named in the accompanying proxy statement, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from Vimeo's Board);

2 to ratify the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2024 fiscal year;

3 to approve an amendment to the Amended and Restated Certificate of Incorporation of Vimeo, Inc. (the "Charter") to limit the liability of certain officers of the Company as permitted pursuant to recent amendments to the Delaware General Corporation Law;

4 to hold a non-binding advisory vote on the compensation of our named executive officers (the "say on pay" vote); and

5 to transact such other business as may properly come before the meeting and any related adjournments or postponements.

Vimeo's Board has set March 25, 2024 as the record date for the Annual Meeting. This means that holders of record of Vimeo's common stock and holders of record of our Class B common stock (collectively, "Vimeo capital stock") at the close of business on that date are entitled to receive notice of the Annual Meeting and to vote their shares at the Annual Meeting and any related adjournments or postponements.

As permitted by applicable Securities and Exchange Commission rules, on or about April 9, 2024, Vimeo mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Annual Meeting proxy statement and 2023 Annual Report on Form 10-K online, as well as instructions on how to obtain printed copies of these materials by mail.

Only stockholders and persons holding proxies from stockholders may attend the Annual Meeting. To participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2024*, you will need the sixteen-digit control number included on your Notice of Internet Availability of Proxy Materials, your proxy card or the instructions that accompanied your proxy materials.

BY ORDER OF THE BOARD OF DIRECTORS,

JESSICA TRACY
General Counsel & Secretary

April 9, 2024

TABLE OF CONTENTS





Proxy Summary

The information provided in this Proxy Summary is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Our Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted via live audio webcast. We believe that this format will allow us to preserve stockholder access while saving time and money for both us and our stockholders. By following the instructions in this proxy statement, stockholders are afforded the same rights and opportunities to participate as they would at an in-person meeting.

Notice of Annual Meeting of Stockholders

Date
Tuesday,
May 21, 2024

Time
10:00 a.m.
Eastern Time

There are four ways to vote:









- by Internet at *www.proxyvote.com*, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on May 20, 2024 (have your Notice or proxy card in hand when you visit the website);
- by toll-free telephone until 11:59 p.m. Eastern Time on May 20, 2024 at 1-800-690-6903 (have your Notice or proxy card in hand when you call);
- by completing and mailing your proxy card so it is received prior to the Annual Meeting (if you received printed proxy materials); and
- by attending and voting at the virtual Annual Meeting by visiting *www.virtualshareholdermeeting.com/VMEO2024*, where stockholders may vote and submit questions during the Annual Meeting (have your proxy card in hand when you visit the website).

Our Board of Directors (the "Board") recommends that all stockholders vote as follows:

Proposal 1	The election of the eight Board nominees named in this proxy statement	**FOR**
Proposal 2	The ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for our fiscal year ending December 31, 2024	**FOR**
Proposal 3	The approval of the amendment to the Amended and Restated Certificate of Incorporation of Vimeo, Inc. (the "Charter") to limit the liability of certain officers as permitted pursuant to recent amendments of the Delaware General Corporation Law (the "officer exculpation amendment")	**FOR**
Proposal 4	Non-binding advisory vote to approve the compensation of our named executive officers ("say-on-pay")	**FOR**



Questions and Answers Regarding this Solicitation and Voting at the Annual Meeting

Q: Why did I receive a Notice of Internet Availability of Proxy Materials?

A: In accordance with rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to deliver this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2023 as filed with the SEC on February 22, 2024 ("2023 Annual Report") to our stockholders online in lieu of mailing printed copies of these materials to each of its stockholders (the "Notice Process"). If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive printed copies of our proxy materials unless you request them. Instead, the Notice provides instructions on how to access this proxy statement and our 2023 Annual Report online, as well as how to obtain printed copies of these materials by mail. We believe that the Notice Process allows us to provide our stockholders with the information they need in a more timely manner than if we had elected to mail printed materials, while reducing the environmental impact of (and lowering the costs associated with) the printing and distribution of our proxy materials.

The Notice, the proxy materials and the 2023 Annual Report are being mailed on or about April 9, 2024 to stockholders of record at the close of business on March 25, 2024 and this proxy statement and our 2023 Annual Report will be available at www.proxyvote.com beginning on April 9, 2024. If you received a Notice by mail but would rather receive printed copies of our proxy materials, please follow the instructions included in the Notice. You will not receive a Notice if you have previously elected to receive printed copies of our proxy materials.

Q: Can I vote my shares by filling out and returning the Notice?

A: No. However, the Notice provides instructions on how to vote your shares: (i) before the date of the Annual Meeting by way of completing and submitting your proxy online, by phone or by requesting and returning a written proxy card by mail, or (ii) by voting at the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2024*.

Q: How do I participate in the Annual Meeting?

A: To participate in the Annual Meeting, go to *www.virtualshareholdermeeting.com/VMEO2024* on Tuesday, May 21, 2024 by 10:00 a.m. Eastern Time and enter the sixteen-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials.

We will hold our question and answer session with management immediately following the conclusion of the business to be conducted at the Annual Meeting, during which we intend to answer questions submitted online during the meeting that are pertinent to Annual Meeting matters. Only stockholders that have accessed the Annual Meeting as a stockholder by following the procedures outlined above will be permitted to submit questions during the Annual Meeting, and such stockholders may submit a question at any time during the meeting by visiting *www.virtualshareholdermeeting.com/VMEO2024*. Each stockholder is limited to no more than two questions. Questions should be succinct and only cover a single topic, and must follow the "Rules of Conduct" that will be available on the Annual Meeting webpage for stockholders that have accessed the Annual Meeting as a stockholder by following the procedures outlined above.

Q: Why are we holding the Annual Meeting virtually?

A: This year we will host the Annual Meeting exclusively online. We believe that this format will allow us to preserve stockholder access while saving time and money for both Vimeo and its stockholders.

Q: What if I have technical difficulties or trouble accessing the virtual meeting website during the Annual Meeting?

A: If you experience technical difficulties accessing the virtual meeting, please contact the technical support telephone number posted on the virtual meeting login page.

 

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of Vimeo capital stock at the close of business on March 25, 2024, the record date for the Annual Meeting established by Vimeo's Board, are entitled to receive notice of the Annual Meeting and to vote their shares at the Annual Meeting and any related adjournments or postponements.

At the close of business on March 25, 2024, there were 159,423,442 shares of Vimeo common stock and 9,399,250 shares of Class B common stock outstanding and entitled to vote. Holders of Vimeo common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share.

Q: What is the difference between a stockholder of record and a stockholder who holds Vimeo shares in street name?

A: If your Vimeo shares are registered in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record. If your Vimeo shares are held in the name of your broker, bank or other holder of record, then you are the beneficial owner of shares held in street name and our proxy materials are being forwarded to you by that organization. You may examine a list of the stockholders of record as of the close of business on March 25, 2024, the record date for the Annual Meeting, for any purpose germane to the Annual Meeting during normal business hours during the 10-day period ending on the day before the meeting at Vimeo's corporate headquarters, located at 330 West 34th Street, 5th Floor, New York, New York 10001.

Q: What shares are included on the enclosed proxy card?

A: If you are a stockholder of record only, you will receive one proxy card from Broadridge for all Vimeo shares that you hold. If you hold Vimeo shares in street name through one or more banks, brokers and/or other holders of record, you will receive proxy materials, together with voting instructions and information regarding the consolidation of your votes, from the third party or parties through which you hold your Vimeo shares. If you are a stockholder of record and hold additional Vimeo shares in street name, you will receive proxy materials from Broadridge and the third party or parties through which you hold your Vimeo shares.

Q: What are the quorum requirements for the Annual Meeting?

A: The presence at the Annual Meeting, in person or by proxy, of holders of shares representing a majority of the voting power of the Company entitled to vote at the Annual Meeting constitutes a quorum. When the holders of Vimeo common stock vote as a separate class on a given matter, the presence at the Annual Meeting of holders of a majority of the total votes entitled to be cast by holders of Vimeo common stock is required for a quorum to be met with respect to such matter. Stockholders who participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2024* will be deemed to be in person attendees for purposes of determining whether a quorum has been met. Shares of Vimeo capital stock represented by proxy will be treated as present at the Annual Meeting for purposes of determining whether there is a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Q: What matters will Vimeo stockholders vote on at the Annual Meeting?

A: Vimeo stockholders will vote on the following proposals:

- *Proposal 1*—to elect the eight Board nominees named in this proxy statement, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from our Board);
- *Proposal 2*—to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2024 fiscal year;
- *Proposal 3*—to approve the officer exculpation amendment to the Charter;
- *Proposal 4*—to hold a non-binding advisory vote on the compensation of our named executive officers; and
- to transact such other business as may properly come before the Annual Meeting and any related adjournments or postponements.



Questions and Answers Regarding this Solicitation and Voting at the Annual Meeting

Q: **What are my voting choices when voting for director nominees and what votes are required to elect director nominees to the Vimeo Board?**

A: You may vote in favor of all director nominees, withhold votes as to all director nominees or vote in favor of and withhold votes as to specific director nominees.

The election of each of Adam Gross, Alesia J. Haas, Mo Koyfman, Glenn H. Schiffman, Alexander von Furstenberg and Philip Moyer as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo capital stock, with each share of common stock and Class B common stock representing the right to one and ten vote(s), respectively. "Plurality" means the director nominees receiving the largest number of votes cast "FOR" will be elected.

The election of each of Jay Herratti and Ida Kane as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo common stock voting as a separate class.

The Board recommends that our stockholders vote **FOR** the election of each of the director nominees.

Q: **What are my voting choices when voting on the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2024 fiscal year and what votes are required to ratify such appointment?**

A: You may vote in favor of the ratification, vote against the ratification or abstain from voting on the ratification.

The ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2024 fiscal year requires the affirmative vote of the holders of a majority of the voting power of shares of Vimeo capital stock present at the Annual Meeting in person or represented by proxy and voting together as a single class.

The Board recommends that our stockholders vote **FOR** the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2024 fiscal year.

Q: **What are my voting choices when voting on the officer exculpation amendment to the Charter?**

A: You may vote in favor of the amendment, vote against the amendment or abstain from voting on the amendment of the Charter.

The amendment of the Charter requires the affirmative vote of the holders of a majority of the outstanding shares of Vimeo capital stock, voting together as a single class.

The Board recommends that our stockholders vote **FOR** the amendment of the Charter.

Q: **What are my voting choices when voting on the advisory say on pay proposal and what votes are required to approve this proposal?**

A: You may vote in favor of the advisory proposal, against the advisory proposal or you may abstain from voting on the advisory proposal.

The approval, on an advisory basis, of the say on pay proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of Vimeo capital stock present at the Annual Meeting in person or represented by proxy and voting together as a single class.

As an advisory vote, the votes cast in connection with this proposal are not binding on the Company.

The Board recommends that our stockholders vote **FOR** the advisory vote on the compensation of our named executive officers.

 

Q: Who will conduct the proxy solicitation and how much will it cost?

A: We are soliciting proxies from stockholders on behalf of our Board and will pay for all costs incurred by Vimeo in connection with the solicitation. In addition to solicitation by mail, the directors, officers and employees of Vimeo and its subsidiaries may solicit proxies from stockholders of the Company in person or by telephone, facsimile or email without additional compensation other than reimbursement for their actual expenses. We will make arrangements with the brokers, banks and other nominees for the forwarding of solicitation material to the direct and indirect holders of capital stock.

Q: Could other matters be decided at the Annual Meeting?

A: As of the date of this proxy statement, we are not aware of any matters to be raised at the Annual Meeting other than those referred to in this proxy statement.

   If any other matters are properly presented at the Annual Meeting for consideration, the two Vimeo officers who have been designated as proxies for the Annual Meeting (Gillian Munson and Jessica Tracy) will have the discretion to vote on those matters for stockholders who have submitted their proxy.

Q: What do I need to do to vote at the Annual Meeting?

A: The Vimeo Board is soliciting proxies for use at the Annual Meeting. Stockholders may submit proxies to instruct the designated proxies to vote their shares before the date of the Annual Meeting in any of three ways:

   • *Submitting a proxy online:* Submit your proxy online at *www.proxyvote.com*. Online proxy voting is available 24 hours a day and will close at 11:59 p.m. Eastern Time, on Monday, May 20, 2024;
   • *Submitting a proxy by telephone:* Submit your proxy by telephone by using the toll-free telephone number provided on your proxy card (1-800-690-6903). Telephone proxy voting is available 24 hours a day and will close at 11:59 p.m. Eastern Time, on Monday, May 20, 2024; or
   • *Submitting a proxy by mail:* If you choose to submit your proxy by mail, simply mark, date and sign your proxy, and return it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

   You may also participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2024* and vote your shares online during the Annual Meeting, even if you have previously submitted your vote. To do so, you will need the sixteen-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials.

   For Vimeo shares held in street name, holders may submit a proxy online or by telephone before the date of the Annual Meeting if their broker, bank and/or other holder of record makes these methods available. If you submit a proxy online or by telephone, **DO NOT** request and return a printed proxy card from Vimeo or from your broker, bank and/or other holder of record. If you hold your shares through a broker, bank and/or other holder of record, follow the voting instructions you receive from your broker, bank and/or other holder of record.

Q: If I hold my Vimeo shares in street name, will my broker, bank or other holder of record vote these shares for me?

A: If your shares of Vimeo capital stock are held in street name, you must provide your broker, bank and/or other holder of record with instructions in order to vote these shares. If you do not provide voting instructions, whether your shares can be voted by your broker, bank and/or other holder of record depends on the type of item being considered for a vote.

   Non-Routine Items. The election of directors, the officer exculpation amendment proposal, and the "say on pay" advisory proposal are non-routine items and may **NOT** be voted on by your broker, bank and/or other holder of record absent specific voting instructions from you. If you do not provide your bank, broker and/or other holder of record with voting instructions, your shares of Vimeo capital stock will be represented by "broker non-votes" for this proposal.



Routine Items. The ratification of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2024 fiscal year is a routine item. Generally, brokers, banks and other holders of record that do not receive voting instructions from you may vote on this proposal in their discretion.

Q: What effect do abstentions and broker non-votes have on quorum requirements and the voting results for each proposal to be voted on at the Annual Meeting?

A: Abstentions and shares represented by broker non-votes are counted as present for purposes of determining a quorum.

- For any proposal for which the voting standard is based on the number of shares present at the Annual Meeting (the auditor ratification proposal and the "say on pay" advisory proposal), abstentions are treated as shares present and entitled to vote and, as a result, have the same effect as a vote against these proposals.
- For any proposal for which the voting standard is based on the majority of the outstanding shares of Vimeo capital stock (the officer exculpation amendment proposal), abstentions and broker non-votes will have the same effect as a vote against this proposal.
- For any proposal for which the voting standard is based on the actual number of votes cast at the meeting (the election of directors), abstentions have no impact on the vote.

Shares represented by broker non-votes are not treated as shares entitled to vote on the auditor ratification proposal, the "say on pay" advisory proposal, or the election of directors and, as a result, have no effect on the outcome of these proposals.

Q: Can I change my vote or revoke my proxy?

A: Yes. If you are a stockholder of record, you may change your vote or revoke your proxy at any time before the polls close at the Annual Meeting by:

- submitting a later-dated proxy relating to the same shares online, by telephone or by mail before the date of the Annual Meeting, provided that any such proxy submitted by mail must be received at 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel no later than 5:00 p.m. Eastern Time on May 20, 2024;
- delivering a written notice, bearing a date later than your proxy, stating that you revoke the proxy, provided that such written notice must be received at 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary no later than 5:00 p.m. Eastern Time on May 20, 2024; or
- participating in the Annual Meeting and voting online during the Annual Meeting at *www.virtualshareholdermeeting.com/VMEO2024* (although virtual attendance at the Annual Meeting will not, by itself, change your vote or revoke a proxy).

To change your vote or revoke your proxy before the date of the Annual Meeting, follow the instructions provided on your Notice, proxy card or proxy materials to do so online or by telephone, or send a written notice or a new proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

If you hold your Vimeo shares through a broker, bank and/or other holder of record, follow the instructions that you receive from your broker, bank and/or other holder of record if you wish to change your vote or revoke your proxy.

Q: What if I do not specify a choice for a matter when returning a proxy?

A: If you sign and return a proxy card but do not give specific instructions on how your shares should be voted, the shares represented by your proxy card will be voted FOR the election of all director nominees, FOR the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2024 fiscal year, FOR the amendment of the Charter, and FOR the say on pay proposal, and in the discretion of the persons designated as proxies as to any other matter that may properly come before the Annual Meeting.

 

Q: What should I do if I have questions about the Annual Meeting?

A: If you have any questions about the Annual Meeting, the various proposals to be voted on at the Annual Meeting and/or how to participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2024* and vote at that time, or if you would like copies of any of the documents referred to in this proxy statement, contact Vimeo Investor Relations at +1 212-524-8791 or ir@vimeo.com.



Separation of Vimeo and IAC

On May 25, 2021, we completed (i) the separation of Vimeo from IAC/InterActiveCorp ("IAC") through a series of transactions that resulted in the transfer of IAC's Vimeo business to Vimeo, Inc. (formerly named "Vimeo Holdings, Inc."), and Vimeo becoming an independent, separately traded public company through a spin-off from IAC (the "Spin-off"); and (ii) the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2021 (the "Merger Agreement"), by and among Vimeo, Stream Merger Sub, Inc., a wholly-owned subsidiary of Vimeo, and Vimeo.com, Inc., a subsidiary of IAC formerly named "Vimeo, Inc." ("Vimeo OpCo"). Following completion of the Spin-off, Vimeo's common stock, par value $0.01 per share, began trading under the symbol "VMEO" on The Nasdaq Global Select Market ("Nasdaq") on May 25, 2021.

As used in this proxy statement, "Vimeo," "the Company," "we," "our," "us" and similar terms refer to Vimeo OpCo with respect to any period prior to the Spin-off and to Vimeo, Inc. with respect to any period following the Spin-off.

 

Special Note Regarding Forward-Looking Statements

This proxy statement contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will," "may, "could," "should," "would," "anticipates," "estimates," "expects," "plans," "projects," "forecasts," "intends," "targets," "seeks" and "believes," as well as variations of these words, among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to Vimeo's future results of operations and financial condition, business strategy, and plans and objectives of management for future operations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions. Actual results could differ materially from those contained in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

- we have a history of losses,
- our prior rapid growth may not be indicative of future performance, and our revenue has declined,
- our limited operating history as a pure software-as-a-service ("SaaS") company and our limited history of selling such plans through our sales force,
- our total addressable market may prove to be smaller than we expect,
- our ability to read data and make forecasts may be limited,
- we may not have the right product/market fit and may not be able to attract free users or paid subscribers,
- we may not be able to convert our free users into subscribers,
- competition in our market is intense,
- we may not be able to scale our business effectively,
- we may need additional funding as we continue to grow our business,
- the use or capabilities of artificial intelligence in our offerings may result in reputational harm and liability,
- we may experience service interruptions,
- hosting and delivery costs may increase unexpectedly,
- weakened global economic conditions may harm our industry, business and results of operations,
- our business involves hosting large quantities of user content,
- we have been sued for hosting content that allegedly infringed on a third-party copyright,
- we may face liability for hosting a variety of tortious or unlawful materials,
- we have faced negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law,
- we collect, store and process large amounts of content and personal information and any loss of or unauthorized access to such data could materially impact our business,
- if our business becomes constrained by changing legal and regulatory requirements, including with respect to privacy, data security and data protection, consumer protection, and user-generated content, or enforcement by government regulators, including fines, orders or consent decrees in the U.S. or other jurisdictions in which we operate, our operating results will suffer,
- we may experience a disruption of our business activities due to senior executive transitions,
- we have been the target of cyberattacks by malicious actors,
- we have faced claims that we infringe third-party intellectual property rights, and
- the risks described in the section titled "Risk Factors" and elsewhere in our 2023 Annual Report.

Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.



Special Note Regarding Forward-Looking Statements

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should read this proxy statement and the documents that we reference in this proxy statement with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by these cautionary statements.

 

Election of Directors

Proposal and Vote Required

At the upcoming Annual Meeting, a board of eight directors will be elected, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from our Board). Information concerning director nominees, all of whom are incumbent directors of Vimeo and have been recommended by the Board or a committee thereof for re-election, appears below. Although management does not anticipate that any of the persons named below will be unable or unwilling to stand for election, in the event of such an occurrence, proxies may be voted for a substitute designated by the Board.

The election of each of Adam Gross, Alesia J. Haas, Mo Koyfman, Glenn H. Schiffman, Alexander von Furstenberg and Philip Moyer as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo capital stock voting together as a single class, with each share of common stock and Class B common stock representing the right to one and ten vote(s), respectively.

The Board has designated Jay Herratti and Ida Kane as nominees for those positions on the Board to be elected by the holders of Vimeo common stock voting as a separate class. The election of each of them as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo common stock voting as a separate class.



The Board recommends that our stockholders vote **FOR** the election of all director nominees.

Information Concerning Director Nominees

Effective April 8, 2024, Mr. Moyer was appointed as the Company's Chief Executive Officer and a member of the Board. Mr. Moyer succeeds Mr. Gross, who served as the Company's Interim Chief Executive Officer from September 1, 2023 to April 8, 2024. Mr. Gross remains a member of the Board. Background information about each director nominee is set forth below, including information regarding the specific experiences, characteristics, attributes and skills considered in connection with the nomination of each director nominee, all of which the Nominating and Corporate Governance Committee and the Board believe provide the Company with the perspective and judgment needed to guide, monitor and execute its strategies.

Adam Gross, age 52, has served as a member of our Board since May 2021, and served as our Interim Chief Executive Officer from September 1, 2023 through April 8, 2024. Mr. Gross has served as an advisor to (and has invested in) a variety of technology companies, including software companies such as Cypress.io (a provider of front-end testing tools built for use by developers and quality assurance engineers when testing modern applications), Pantheon (a hosting and WebOps platform through which teams can build, host and manage their websites) and Mattermost (a leading open source collaboration platform), since January 2011. From November 2013 to March 2018, Mr. Gross served in various capacities at Salesforce.com, a cloud-based software company, including most recently as Chief Executive Officer of Heroku, a Salesforce.com subsidiary that provides a platform as a service (PaaS) that enables developers to build, run and operate applications entirely in the cloud, and prior to that time, served in various executive marketing and product leadership roles at Salesforce.com. Prior to his time at Salesforce.com, Mr. Gross served as the Chief Executive Officer of Cloudconnect.com, a cloud platform that he co-founded, from January 2012 to November 2013. Prior to his time at Cloudconnect.com, Mr. Gross served in various executive marketing and product leadership roles at Dropbox, a file hosting service, as well as founded certain start-up companies in the technology sector. In addition to his for-profit affiliations, Mr. Gross previously served as chairman of the board of directors of Democracy Works, Inc., a non-partisan organization dedicated to



providing the tools, information and support needed to help Americans vote no matter what, until September 2022, and currently serves as a board member of both Reboot, a non-profit arts and culture organization and BuildKite, Inc., a continuous integration and continuous development platform. Mr. Gross' extensive experience in the technology sector, as well as his leadership and product expertise, qualify him to serve on our Board.

Alesia J. Haas, age 47, has served as a member of our Board since May 2021. Ms. Haas has served as Chief Financial Officer of Coinbase Global Inc., a cryptocurrency exchange, since April 2018. Prior to joining Coinbase, Ms. Haas served as Chief Financial Officer of Och-Ziff Capital Management Group LLC (now known as Sculptor Capital Management), a publicly-traded, global institutional alternative asset manager, from December 2016 to April 2018. Prior to that time, Ms. Haas served in various leadership positions at OneWest Bank, N.A., a commercial bank, from March 2009 until shortly after its acquisition by CIT Group Inc. in December 2015, including most recently as its Chief Financial Officer from January 2013 until December 2015. Ms. Haas has served as a member of the board of directors of Angi Inc. (formerly known as ANGI Homeservices Inc.), a digital marketplace for home services, since September 2017, and previously served as a member of the board of directors of Sears Holding Corporation, a holding company that owns and operates certain retail businesses, from February 2016 to December 2016. Ms. Haas' extensive business experience, particularly with respect to finance and strategy, and including her experience as a chief financial officer of a publicly-traded company, as well as her experience serving on audit committees and with the attendant risk oversight duties, qualify her to serve on our Board.

Jay Herratti, age 57, has served as a member of our Board since December 2021. Mr. Herratti is CEO & Executive Director of TED Conferences LLC, a not-for-profit conference and digital media organization. He joined TED in 2014, initially serving as Executive Director of TEDx, and then as CEO of TED since April 2021. Prior to TED, Mr. Herratti held leadership positions at IAC between 2004 to 2012, specifically, CEO of CityGrid Media (2007-2012), SVP Strategic Planning (2005-2007), and SVP Strategy and Business Development for HSN and Electronic Retailing (2004-2005). Prior to that he held senior level positions at Federated Department Stores, The Boston Consulting Group, and GE Capital. Since January 2023, Mr. Herratti has served as a member of the board of directors of West Monroe Partners LLC, a digital services firm. Between 2012 and 2019, Mr. Herratti served as a member of the board of directors of Nutrisystem, Inc., a publicly-traded provider of weight management products and services (2013-2019), and as a member of the board of directors of Constant Contact, Inc., a SaaS email marketing company (2012-2018). Mr. Herratti's extensive leadership expertise, including as a chief executive officer, and his experience advising public companies on corporate matters, qualify him to serve on our Board.

Ida Kane, age 54, has served as a member of our Board since May 2021. Ms. Kane served as the Chief Financial Officer of AppFolio, Inc., a publicly-traded real estate technology company, from February 2015 to June 2021. From 2010 to 2015, Ms. Kane served as Chief Financial Officer of Rightscale, Inc., a cloud computing management provider. From 2005 to 2009, Ms. Kane served as Chief Financial Officer at thinkorswim Group Inc., a publicly-traded online option trading and investor education company. Prior to that, Ms. Kane held other financial leadership roles in public and private companies, including serving as Chief Financial Officer and Vice President of Operations of a business unit of Franklin Covey Co., a publicly-traded training and consulting company. Ms. Kane has served as a member of the board of directors of BuilderTrend Solutions, Inc., a construction management software company, since June 2021. In addition to her for-profit affiliations, Ms. Kane served as Treasurer and a member of the board of directors of The Howard School in Carpinteria, California from 2011 to 2020. Ms. Kane's significant financial expertise and knowledge, as well as her experience as Chief Financial Officer at several publicly-traded companies, qualify her to serve on our Board.

Mo Koyfman, age 46, has served as a member of our Board since May 2021. Mr. Koyfman has served as General Partner of Shine Capital, an early-stage venture capital firm that he founded, since September 2020, and as Managing Member of MOKO Brands, an investment company that he founded, since January 2017. Prior to that time, Mr. Koyfman served as a General Partner of Spark Capital, a venture capital firm, from September 2008 to May 2016, and as Chief Operating Officer of Connected Ventures, a former subsidiary of IAC that primarily operated CollegeHumor.com (a comedy content website), BustedTees.com (an eCommerce business) and Vimeo, from August 2007 to March 2008. Mr. Koyfman previously held various positions on IAC's mergers and acquisitions and business development teams from February 2002 to August 2007, during which time he led IAC's acquisition of a controlling stake in Connected Ventures (which then included Vimeo) in December 2006. Prior to joining IAC, Mr. Koyfman served as an investment banker at Bear Stearns from July 2000 to February 2002. In addition to his for-profit affiliations, Mr. Koyfman has served as a founding board member of Sefaria (an organization dedicated to

 

building the future of Jewish learning in an open and participatory way) since January 2013, and also serves on the Future Leadership Council of the Whitney Museum of American Art. Mr. Koyfman's private equity experience and extensive corporate development, mergers and acquisitions and investment experience, as well as his experience working with Vimeo during his time at IAC, qualify him to serve on our Board.

Glenn H. Schiffman, age 54, has served as a member of our Board since May 2021 and as chairman of our Board since March 2023. Mr. Schiffman has served as Executive Vice President and Chief Financial Officer of Fanatics, Inc., a global digital sports platform, since August 2021. As Chief Financial Officer of Fanatics, Mr. Schiffman is responsible for a broad set of financial and corporate functions across the entire Fanatics global enterprise including corporate finance, M&A, treasury, financial planning and analysis, investor relations, accounting, information security, human resources, legal and corporate administration. Prior to his appointment at Fanatics, Mr. Schiffman served as EVP & CFO of IAC/InterActiveCorp from April 2016 to August 2021 and as Chief Financial Officer of Angi (formerly known as ANGI Homeservices Inc.) from September 2017 until August 2019 and from February 2021 until July 2021. Prior to his appointment at IAC, Mr. Schiffman served as Senior Managing Director at Guggenheim Securities, the investment banking and capital markets business of Guggenheim Partners, since March 2013. Prior to his tenure at Guggenheim Securities, Mr. Schiffman was a partner at The Raine Group, a merchant bank focused on advising and investing in the technology, media and telecommunications industries, from September 2011 to March 2013. Prior to joining The Raine Group, Mr. Schiffman served as Co-Head of the Global Media group at Lehman Brothers from 2005 to 2007 and Head of Investment Banking Asia-Pacific at Lehman Brothers (and subsequently Nomura) from April 2007 to January 2010, as well as Head of Investment Banking, Americas from January 2010 to April 2011 for Nomura. Mr. Schiffman's roles at Nomura followed Nomura's acquisition of Lehman's Asia business in 2008. Mr. Schiffman serves on the Board of Directors of Match Group (NASDAQ: MTCH) and Angi (NASDAQ: ANGI). He is a member of the National Committee on United States-China Relations and a member of the Duke Children's National Leadership Council. In Mr. Schiffman's philanthropic efforts he focuses on endowing organizations and funding initiatives with permanent capital to make lasting change. He founded and is Chairman of the Valerie Fund Endowment, which supports children with cancer and blood disorders, created an Endowment at the Duke Medical Center to research and hopefully someday cure pediatric cancer, created an Endowment at Washington & Lee to support Women's Athletics and created an Endowment at Duke University to fund scholarships for athletes from underrepresented communities. Mr. Schiffman has a degree in economics and history from Duke University. He was named Institutional Investor's CFO of the Year for the Midcap Internet Sector in 2018 and 2021. Mr. Schiffman's extensive knowledge of Vimeo's business and history through his experience as Chief Financial Officer of IAC (in which capacity he also had certain risk oversight duties that give him particular insight into risk management), his high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions, his information security oversight duties at both IAC and Fanatics, which gives him particular insight into information security risks and trends, as well as his investment banking experience, which gives him particular insight into trends in capital markets and the technology and media industries, qualify him to serve on our Board.

Alexander von Furstenberg, age 54, has served as a member of our Board since June 2023. Mr. von Furstenberg currently serves as Chief Investment Officer of Ranger Global Advisors, LLC, a family office focused on value-based investing ("Ranger"), which he founded in June 2011. Prior to founding Ranger, Mr. von Furstenberg founded Arrow Capital Management, LLC, a private investment firm focused on global public equities, where he served as Co-Managing Member and Chief Investment Officer from 2003 to 2011. Mr. von Furstenberg has served as a member of the board of directors of IAC since 2008 and of Expedia Group, Inc. since December 2015. Mr. von Furstenberg joined the board of directors of Giovanni Agnelli B.V. (an Italian holding company with majority stake in Exor) in May 2023. Mr. von Furstenberg previously served on the board of directors of Liberty Expedia Holdings, Inc. from November 2016 to July 2019, when the company was acquired by Expedia Group, Inc. He also served on the board of La Scogliera (an Italian financial holding company with majority stake in Banca Ifis) from December 2016 to August 2020. Since 2001, he has acted as Chief Investment Officer of Arrow Finance, LLC (formerly known as Arrow Investments, Inc.), the private investment office that serves his family. Mr. von Furstenberg also serves as a partner and Co-Chairman of Diane von Furstenberg Studio, LLC. In addition to his for-profit affiliations, Mr. von Furstenberg serves as a director of The Diller-von Furstenberg Family Foundation and as a member of the board of directors of Friends of the High Line. He is responsible for creating CSET (Center for Security and Emerging Technology), and focused on sponsoring the RSFAA (Retirement Savings for American's Act) to help create wealth for all Americans. Mr. von Furstenberg's experience in private investment and public board membership gives him particular insight into capital markets and investment strategy, as well as a high level of



financial literacy, and qualifies him to serve on our Board. Mr. von Furstenberg is the stepson of Mr. Diller, the Chairman and Senior Executive of IAC and the holder of all of the outstanding shares of our Class B common stock.

Philip Moyer, age 58, was appointed to serve as our Chief Executive Officer and a member of our Board effective April 8, 2024. Prior to joining Vimeo, Mr. Moyer served as Global VP of Applied AI Engineering and Business Development and VP of Strategic Industries, Google Cloud, a division of Alphabet Inc., a role he held since July 2019. Prior to Alphabet, Mr. Moyer was Director of Financial Services at Amazon Web Services, a division of Amazon.com, Inc, where he managed Banking, Capital Markets, Insurance and Payments. He previously managed a Venture Capital portfolio in FinTech, Healthtech, and MarTech at Safeguard Scientifics, Inc., a public venture development company. Additionally, Mr. Moyer was CEO of two financial technology companies, EDGAR Online, Inc., a provider of financial data, analytics and disclosure management solutions, and Cassiopae, S.A., a French software company in the commercial banking market. He spent 15 years at Microsoft Corp., a global technology company, where he managed global customer teams, industry teams and services organizations. Mr. Moyer has a Computer Science degree from University of Pittsburgh and started his career as a software engineer for nuclear submarines at GE Aerospace, a division of General Electric Company. Mr. Moyer's extensive experience in the technology sector and his leadership expertise, including as a chief executive officer, qualify him to serve on our Board.

 

Corporate Governance

Leadership Structure. Our business and affairs are overseen by our Board, which currently has eight members. There is one management representative on the Board and, of the seven remaining current directors, five directors have been determined by our Board to be independent. In accordance with the rules of the SEC and the Marketplace Rules of The Nasdaq Stock Market, LLC (the "Marketplace Rules"), although Mr. Gross was not considered independent while serving in his capacity as Interim Chief Executive Officer, the Board has determined that Mr. Gross qualifies as an independent director effective as of the end of his interim service period. The Board has standing Audit, Compensation and Human Capital Management and Nominating and Corporate Governance Committees (collectively, the "Board Committees"), each comprised solely of independent directors. For more information regarding director independence and our Board Committees, see the discussion under "Director Independence" and "The Board and Board Committees" below. All of our directors play an active role in Board matters, are encouraged to communicate among themselves and directly with the Chief Executive Officer and have full access to Company management at all times.

Our independent directors meet in scheduled executive sessions without management present from time to time, and may schedule additional meetings as they deem appropriate. We do not have a lead independent director or any other formally appointed leader for these sessions. The independent membership of our Board Committees ensures that directors with no ties to Company management are charged with oversight for all financial reporting and executive compensation-related decisions made by Company management, as well as for recommending candidates for Board membership. At each regularly scheduled Board meeting, the Chairperson of each of these committees (as and if applicable) provides the full Board with an update of all significant matters discussed, reviewed, considered and/or approved by the relevant committee since the last regularly scheduled Board meeting.

Mr. Schiffman has served as Chairman of the Board since March 2023. Mr. Schiffman brings significant experience and expertise to his role as Chairman, including his knowledge of Vimeo's business and history through his experience as Chief Financial Officer of IAC (in which capacity he also had certain risk oversight duties that give him particular insight into risk management), his high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions, his information security oversight duties at both IAC and Fanatics, which give him particular insight into information security risks and trends, as well as his investment banking experience, which gives him particular insight into trends in capital markets and the technology and media industries. The roles of Chairperson and Chief Executive Officer are currently separated in recognition of the differences between the two roles. We believe that it is in the best interests of our stockholders for the Board to make a determination regarding the separation or combination of these roles each time it elects a new Chairperson or appoints a Chief Executive Officer, based on the relevant facts and circumstances applicable at such time.

Risk Oversight. Company management is responsible for assessing and managing the Company's exposure to various risks on a day-to-day basis, which responsibilities include the creation of appropriate risk management programs and policies. Company management has developed and implemented guidelines and policies to identify, assess and manage significant risks facing the Company. In developing this framework, the Company recognized that leadership and success are impossible without taking risks; however, the imprudent acceptance of risks or the failure to appropriately identify and mitigate risks could adversely impact stockholder value. The Board is responsible for overseeing Company management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and through discussions with Company management, as well as through the Board's Audit and Compensation and Human Capital Management Committees, which examine various components of financial and compensation-related risks, respectively, as part of their responsibilities. Information security is a key component of risk management at Vimeo and our senior management periodically briefs the Audit Committee on the information security programs of the Company and its various businesses and related priorities and controls. In addition, an overall review of risks is inherent in the Board's consideration of the Company's long-term strategies and in the transactions and other matters presented to the Board, including significant capital expenditures, acquisitions and divestitures and financial matters. The Board's role in risk oversight of the Company is consistent with the Company's leadership structure, with the Chairperson, Chief Executive Officer and other members of senior management having responsibility for assessing and managing the Company's risk exposure, and the Board and



its committees providing oversight in connection with those efforts. Vimeo believes that its compensation policies and programs do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on Vimeo.

Director Independence. Under the Marketplace Rules, our Board has a responsibility to make an affirmative determination that those members of the Board who serve as independent directors do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In connection with the independence determinations described below, our Board reviewed information regarding transactions, relationships and arrangements relevant to independence, including those required by the Marketplace Rules. This information is obtained from director responses to questionnaires circulated by our management, as well as from our records and publicly available information. Following these determinations, our management monitors those transactions, relationships and arrangements that were relevant to such determinations, as well as periodically solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on prior independence determinations.

Our Board has determined that each of Adam Gross, Alesia J. Haas, Jay Herratti, Ida Kane, and Mo Koyfman satisfy the director independence requirements set forth in the Marketplace Rules, and that the members of the Audit and Compensation and Human Capital Management Committees also satisfied separate independence requirements under the standards imposed by applicable SEC rules and the Marketplace Rules for audit committee and compensation committee members. Our Board had previously determined that Nabil Mallick and Spike Lee, who served as members of our Board through October 2023 and February 2024, respectively, also satisfied the director independence requirements set forth in the Marketplace Rules.

Director Nominations and Board Diversity. The Nominating and Corporate Governance Committee identifies, reviews and evaluates individuals qualified to become Board members and recommends candidates to the Board. While there are no specific requirements for eligibility to serve as a director of Vimeo, in evaluating candidates, the Nominating and Corporate Governance Committee will consider (regardless of how the candidate was identified or recommended) whether the professional and personal ethics and values of the candidate are consistent with those of Vimeo, whether the candidate's experience and expertise would be beneficial to the Board, whether the candidate is willing and able to devote the necessary time and energy to the work of the Board and whether the candidate is prepared and qualified to represent the best interests of Vimeo's stockholders. While the Board does not have a formal diversity policy, the Nominating and Corporate Governance Committee also considers the overall diversity of the experiences, characteristics, attributes, skills and backgrounds of candidates relative to those of other Board members and those represented by the Board as a whole to ensure that the Board has the right mix of skills, expertise and background.

The members of our Board have provided the diversity information below as of the date of this proxy statement. Each of the categories listed in the table below has the meaning as it is used in Marketplace Rule 5605(f).

Board Diversity Matrix				
Total Number of Directors		8		
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part 1: Gender Identity				
Directors	1	6	—	1
Part II: Demographic Background				
African American or Black	—	—	—	—
Hispanic or Latinx	1	—	—	—
White	—	6	—	—
LGBTQ+			1	
Demographic Background Undisclosed			1	

 

Additionally, the following matrix displays the most significant skills and qualifications that the members of our Board possess as of the date of this proxy statement.

Experience, Expertise or Other Qualifications	Gross	Haas	Herratti	Kane	Koyfman	Moyer	Schiffman	von Furstenberg
Accounting		✓		✓			✓	
Finance	✓	✓	✓	✓		✓	✓	✓
Risk Management / Assessment		✓	✓	✓			✓	✓
Information Security and Data Privacy	✓		✓			✓	✓	
Cybersecurity	✓		✓			✓	✓	
Artificial Intelligence	✓		✓			✓		
Environment / Climate Change			✓					
Corporate Governance	✓	✓	✓	✓		✓		✓
Compensation		✓	✓	✓	✓			

The Board does not have a formal policy regarding the consideration of director nominees recommended by stockholders, and as of the date of this proxy statement we have not received any such recommendations. However, the Board would consider such recommendations if made in the future. Stockholders who wish to make such a recommendation should send the recommendation to Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary. The envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder, provide a brief summary of the candidate's qualifications and history, together with an indication that the recommended individual would be willing to serve (if elected), and must be accompanied by evidence of the sender's stock ownership. Any director recommendations will be reviewed by the Secretary and the Chairperson and, if deemed appropriate, forwarded to the Nominating and Corporate Governance Committee for further review. If the Nominating and Corporate Governance Committee believes that the candidate fits the profile of a director described above, the recommendation will be shared with the entire Board.

Communications with the Vimeo Board. Stockholders who wish to communicate with our Board or a particular director may send any such communication to Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder—Board Communication" or "Stockholder—Director Communication." All such letters must identify the author as a stockholder, provide evidence of the sender's stock ownership and clearly state whether the intended recipients are all members of the Board or a particular director or directors. The Secretary will then review such correspondence and forward it to the Board, or to the specified director(s), if appropriate. Items unrelated to directors' duties and responsibilities may be excluded, including solicitations and advertisements.

Code of Conduct

Our Board has adopted a Code of Conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The Code of Conduct is a "code of ethics," as defined in Item 406(b) of Regulation S-K. The full text of our Code of Conduct is posted on the Governance portion of our website at *https://investors.vimeo.com/governance/documents*. We will post amendments to our Code of Conduct or waivers of our Code of Conduct for directors and executive officers on the same website.



Prohibition on Hedging and Short Sales

Our Board has adopted an insider trading policy, which prohibits our directors, officers, employees and other covered persons from hedging or similar transactions designed to decrease the risks associated with holding our common stock. In addition, our insider trading policy prohibits our directors, officers, employees and other covered persons from trading in derivative securities related to our common stock, which include publicly traded call and put options, and engaging in short selling of our common stock.

The Board and Board Committees

The Board. The Board met seven times during 2023. Each of our incumbent directors attended at least 75% of the meetings of the Board and the Board Committees on which they served during 2023. Directors are strongly encouraged to attend annual meetings of Vimeo stockholders, barring significant commitments or special circumstances. All members of the Board at the time of the 2023 annual meeting of stockholders attended our 2023 annual meeting of stockholders.

The Board currently has three standing committees: the Audit Committee, the Compensation and Human Capital Management Committee and the Nominating and Corporate Governance Committee.

Board Committees. The following table sets forth the members of each Board committee as of the date of this proxy statement and the number of meetings held by each such committee during 2023.

	Audit Committee	Compensation and Human Capital Management Committee	Nominating and Corporate Governance Committee
ALESIA J. HAAS (1)	👤		✓
JAY HERRATTI (1)	✓	✓	
IDA KANE (1)	✓		
MO KOYFMAN (1)		👤	✓
ALEXANDER VON FURSTENBERG			
GLENN H. SCHIFFMAN			
ADAM GROSS (1)(2)			
Number of Meetings	6	10	1

👤 Chair   ✓ Member

1. Independent director.
2. Mr. Gross served as a member of the Audit Committee until July 2, 2023.

Audit Committee. The Audit Committee consists of Alesia J. Haas (chair), Ida Kane and Jay Herratti. The Audit Committee functions pursuant to a written charter adopted by the Board, the most recent version of which is available on the Governance portion of our website at *https://investors.vimeo.com/governance/documents*. The Audit Committee is appointed by the Board to assist the Board in monitoring: (i) the integrity of our financial statements, (ii) the effectiveness of our internal control over financial reporting, (iii) the qualifications, performance and independence of our independent registered public accounting firm, (iv) the performance of our internal audit function, (v) our risk assessment and risk management policies as they relate to financial and other risk exposures and (vi) our compliance with legal and regulatory requirements. In fulfilling its purpose, the Audit

 

Committee maintains free and open communication among its members, the Company's independent registered public accounting firm, the Company's internal audit function and Company management. The formal report of the Audit Committee is set forth on page 21.

Our Board has determined that each of Mses. Haas and Kane, and Mr. Herratti, are independent directors under the Marketplace Rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has concluded that Mses. Haas and Kane are each an "audit committee financial expert," as such term is defined in applicable SEC rules and the Marketplace Rules.

Compensation and Human Capital Management Committee. The Compensation and Human Capital Management Committee consists of Mo Koyfman (chair) and Jay Herratti. The Compensation and Human Capital Management Committee functions pursuant to a written charter adopted by the Board, the most recent version of which is available on the Governance portion of our website at *https://investors.vimeo.com/governance/documents*. The Compensation and Human Capital Management Committee is appointed by the Board to discharge the Board's responsibilities relating to the compensation of non-employee directors and executive officers and has overall responsibility for approving and evaluating all compensation plans, policies and programs of Vimeo as they affect Vimeo's executive officers and non-employee directors. Additionally, the Compensation and Human Capital Management Committee is responsible for overseeing Vimeo's culture and human capital management, including diversity and inclusion. The Compensation and Human Capital Management Committee may form and delegate authority to subcommittees consisting of one or more of its members. The Compensation and Human Capital Management Committee may also delegate to one or more of the Company's executive officers the authority to make grants of awards of equity-based compensation to eligible individuals (other than directors or executive officers) and has done so. From January 1, 2023 through September 20, 2023, the Compensation and Human Capital Management Committee engaged Compensation Advisory Partners LLC ("CAP") to serve as its compensation consultant, and since August 29, 2023, the Compensation and Human Capital Management Committee has engaged Semler Brossy Consulting Group LLC ("Semler Brossy") to serve as its compensation consultant and to review and advise on the principal aspects of the Company's executive compensation program. The executive compensation services provided by CAP in 2023 included, among other things, providing peer and public survey data regarding compensation opportunities for executive officers, reviewing our executive compensation and general employee equity compensation philosophy, and assisting in the implementation of and providing peer and public survey data regarding stock ownership guidelines. The executive compensation services of Semler Brossy in 2023 included, among other things, providing recommendations regarding the selection of compensation peer group companies, analyzing publicly available compensation data of peer group companies, compensation survey data, and other publicly available data to assess the competitive market for executive talent, and reviewing and advising on the target total direct compensation opportunities for our executive officers. In compliance with the disclosure requirements of the SEC regarding the independence of compensation consultants, the Compensation and Human Capital Management Committee has assessed each of the six independence factors established by the SEC and adopted by Nasdaq, and has determined that the engagement of, and work performed by, each of CAP and Semler Brossy does not raise any conflicts of interest or similar concerns. Semler Brossy reports, and CAP reported, directly to the Compensation and Human Capital Management Committee and neither consultant provides any non-compensation related services to the Company. Semler Brossy and, previously, CAP, attends certain Compensation and Human Capital Management Committee meetings, executive sessions and preparatory meetings with the Committee Chair and certain executive officers, as requested by the Compensation and Human Capital Management Committee. For additional information on our processes and procedures for the consideration and determination of executive compensation and the related roles of the Compensation and Human Capital Management Committee, Company management and consultants, see the "Executive Compensation—Compensation Discussion and Analysis" beginning on page 28. The formal report of the Compensation and Human Capital Management Committee is set forth under Compensation and Human Capital Management Committee Report.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee consists of Alesia J. Haas and Mo Koyfman. The Nominating and Corporate Governance Committee functions pursuant to a written charter adopted by the Board, the most recent version of which is available on the Governance portion of our website at *https://investors.vimeo.com/governance/documents*. The Nominating and Corporate Governance Committee is appointed by the Board to identify and evaluate individuals qualified to become Board



members, to recommend to the Board director nominees for the next annual meeting of stockholders or special meeting of stockholders at which directors are to be elected (and nominees to fill vacancies on the Board, as necessary), and to assist the Board in overseeing any Vimeo program relating to corporate responsibility and sustainability.

 

Ratification of Appointment of Independent Registered Public Accounting Firm

Subject to stockholder ratification, the Audit Committee of Vimeo's Board has appointed Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm for the fiscal year ending December 31, 2024.

The Audit Committee annually evaluates the performance of Ernst & Young and determines whether to continue to retain such firm or consider the retention of another firm. In appointing Ernst & Young as our independent registered public accounting firm for the 2024 fiscal year, the Audit Committee considered: (i) the firm's performance as the Company's independent registered public accounting firm, (ii) the fact that Ernst & Young has audited the financial statements of Vimeo since it was a wholly-owned subsidiary of IAC, (iii) Ernst & Young's independence with respect to the services to be performed for the Company and (iv) Ernst & Young's strong and considerable qualifications and general reputation for adherence to professional auditing standards. In addition, in conjunction with the mandated rotation of the lead engagement partner every five years, the Audit Committee is directly involved in the selection of the new lead engagement partner.

A representative of Ernst & Young is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if he or she so chooses and will be available to respond to appropriate questions.



The Board recommends that our stockholders vote **FOR** the ratification of the appointment of Ernst & Young as Vimeo's independent registered public accounting firm for the fiscal year ending December 31, 2024.

Vote Required

Ratification of the appointment of Ernst & Young as Vimeo's independent registered public accounting firm requires the affirmative vote of the holders of a majority of the voting power of the shares of Vimeo capital stock present at the Annual Meeting in person or represented by proxy and voting together as a single class.



Audit Committee Matters

Audit Committee Report

The Audit Committee functions pursuant to a written charter adopted by the Board of Directors, the most recent version of which is available on the Company's website at *https://investors.vimeo.com/governance/documents*. The Audit Committee charter governs the operations of the Audit Committee and sets forth its responsibilities, which include providing assistance to the Board of Directors in monitoring: (i) the integrity of Vimeo's financial statements, (ii) the effectiveness of Vimeo's internal control over financial reporting, (iii) the qualifications, performance and independence of Vimeo's independent registered public accounting firm, (iv) the performance of Vimeo's internal audit function, (v) Vimeo's risk assessment and risk management policies as they relate to financial and other risk exposures and (vi) Vimeo's compliance with legal and regulatory requirements. It is not the duty of the Audit Committee to plan or conduct audits or to determine that Vimeo's financial statements and disclosures are complete, accurate and have been prepared in accordance with generally accepted accounting principles and applicable rules and regulations or to determine that the Company's internal controls over financial reporting are effective. Management is responsible for the Company's financial reporting process, including systems of internal control over financial reporting. The independent registered public accountants are responsible for performing an independent audit of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB"), and to issue a report thereon. The Audit Committee's responsibility is to engage the independent auditor and otherwise to monitor and oversee these processes.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements of Vimeo included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 with Vimeo's management and Ernst & Young, Vimeo's independent registered public accounting firm.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by PCAOB Auditing Standard 1301, "Communications with Audit Committees." In addition, the Audit Committee has received the written disclosures and letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence and has discussed with Ernst & Young its independence from Vimeo and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of Vimeo be included in Vimeo's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

Members of the Audit Committee

Alesia J. Haas (Chair)
Jay Herratti
Ida Kane

 

Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth fees for all professional services rendered by Ernst & Young to Vimeo for the years ended December 31, 2023 and 2022:

	2023	2022
Audit Fees	$1,744,000(1)	$1,725,240(2)
Audit-Related Fees	$ —	$ —
Total Audit and Audit-Related Fees	$1,744,000	$1,725,240
Tax Fees	$ —	$ —
Total Fees	$1,744,000	$1,725,240
All Other Fees	$ —	$ —

1. Audit Fees in 2023 include: (i) fees associated with the annual audit of financial statements and review of periodic reports, and (ii) fees associated with registration statements and other periodic reports filed with the SEC.
2. Audit Fees in 2022 include: (i) fees associated with the annual audit of financial statements and review of periodic reports, (ii) fees associated with registration statements and other periodic reports filed with the SEC, and (iii) statutory audits (audits performed for certain Vimeo businesses in a jurisdiction abroad, which audits are required by local law).

Audit and Non-Audit Services Pre-Approval Policy

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, the Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services rendered by Ernst & Young for our fiscal year ended December 31, 2023 were pre-approved by the Audit Committee.

Pursuant to the pre-approval policy, the Audit Committee may delegate its authority to grant pre-approvals to one or more of its members. The decisions of any other member(s) to whom such authority may be delegated to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to management.



Approval of Amendment of the Vimeo, Inc. Certificate of Incorporation to Provide for Officer Exculpation as Permitted by Delaware Law

Background

Effective August 1, 2022, the State of Delaware amended Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") to allow Delaware corporations to exculpate certain officers from personal liability for monetary damages for breaches of certain fiduciary duties as an officer. Prior to such amendment, Delaware law permitted Delaware corporations to exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but that protection did not extend to a Delaware corporation's officers. Our stockholders are being asked to approve an amendment (the "Amendment") to our Amended and Restated Certificate of Incorporation to include a provision therein that extends exculpation to certain officers of the Company, consistent with the amendment to Section 102(b)(7) of the DGCL. The Amendment was approved by our Board on March 12, 2024, subject to approval by our stockholders at the Annual Meeting. We refer to this proposal as the "Exculpation Proposal."

Why Stockholders Should Approve the Exculpation Proposal

In the absence of the exculpation of officers, and prior to the amendment to Section 102(b)(7) of the DGCL, stockholder plaintiffs have often employed a tactic of bringing certain claims against individual officers that would otherwise be exculpated if brought against directors in order to avoid dismissal of such claims. The amendment to Section 102(b)(7) of the DGCL addressed this inconsistent treatment between officers and directors and the related rising litigation and insurance costs for stockholders.

As amended, Section 102(b)(7) of the DGCL permits exculpation of officers only for direct claims brought by stockholders for breach of an officer's fiduciary duty of care, including class actions, and accordingly would not eliminate officers' monetary liability for breach of fiduciary duty claims brought by the Company itself or for derivative claims brought by stockholders in the name of the Company. Furthermore, consistent with the protections currently afforded to our directors under Article IX of our Amended and Restated Certificate of Incorporation, the Amendment would not limit the liability of officers for (i) any breach of the duty of loyalty to the Company or our stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Additionally, the Amendment would not limit the liability of officers for any action by or in the right of the Company. The Amendment will generally align the protections available to officers with those currently available to directors and will not be retroactive to any act or omission occurring prior to its effective date. Further, the exculpation afforded by the Amendment would only apply to certain officers, namely a person who (during the course of conduct alleged to be wrongful) (a) is or was president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (b) is or was identified in the Company's public filings with the SEC as one of the most highly compensated executive officers of the Company; or (c) has, by written agreement with the Company, consented to be identified as an officer for purposes of accepting service of process.



The Board recommends that our stockholders vote **FOR** the approval of amendment of the Charter to provide for officer exculpation.

 

As part of our Board's ongoing evaluation of the Company's corporate governance practices, our Board considered the potential benefits and detriments of eliminating the personal liability of its officers under certain circumstances. After such consideration, our Board believes the Exculpation Proposal is (i) consistent with the protections currently afforded in our Amended and Restated Certificate of Incorporation to directors and (ii) necessary in order to continue to attract and retain experienced and qualified officers, which is in the best interests of the Company and its stockholders. Our Board is not proposing the Exculpation Proposal in anticipation of any specific litigation confronting the Company. Rather, the Exculpation Proposal is being proposed on a prospective basis to help mitigate any potential future harm to the Company and its stockholders. Accordingly, our Board believes the Amendment is in the best interests of the Company and its stockholders.

The description of the proposal set forth above is qualified in its entirety by reference to the text of Article IX of the proposed Amended and Restated Certificate of Incorporation of Vimeo, Inc., as amended by the proposed amendments described herein (the "Restated Charter"), attached as Annex A to this proxy statement. For convenience of reference, the proposed changes described herein to the current Charter are included in Annex A as underlined text.

Vote Required

Amendment of the Charter requires the affirmative vote of the holders of a majority of the outstanding shares of Vimeo capital stock, voting together as a single class.



Advisory Vote on the Compensation of our Named Executive Officers (the "Say on Pay" Vote)

Pursuant to Section 14A of the Exchange Act, we are seeking a non-binding advisory vote from our stockholders to approve the compensation of our named executive officers for 2023. This proposal, which we refer to as the "say on pay" vote, is not intended to address any specific item of compensation, but rather our overall compensation program and policies relating to our named executive officers.

As described in detail in the "Compensation Discussion and Analysis" section of this proxy statement, our executive compensation program is designed to increase long-term stockholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable us to meet our growth objectives. We believe that our executive compensation program is designed to motivate experienced executives to achieve short-term and long-term goals, thereby enhancing stockholder value, and to retain individuals with the skills necessary for us to achieve our business plans. Accordingly, we believe that the compensation paid to our named executive officers in 2023 pursuant to our executive compensation program was fair and appropriate and are asking our stockholders to vote FOR the adoption of the following resolution:

> "**RESOLVED**, that Vimeo, Inc. stockholders approve, on an advisory basis, the compensation of Vimeo's named executive officers for 2023, as disclosed in this proxy statement, pursuant to the U.S. Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation tables and the related narrative discussion."

This is the first non-binding advisory vote on say on pay that we are seeking, which is being held prior to the three-year anniversary of the Spin-off. The Company sought an advisory vote from its stockholders on the frequency of seeking the say on pay vote at the 2023 Annual Meeting of Stockholders and recommended seeking the say on pay vote every year. Based on voting results from the 2023 Annual Meeting of Stockholders, and consistent with the Company's recommendation, say on pay votes will now occur every year. Accordingly, the next say on pay vote is expected to be held at our 2025 Annual Meeting of Stockholders.



The Board recommends that our stockholders vote **FOR** the advisory vote on the compensation of our named executive officers.

Vote Required

The approval, on an advisory basis, of the say on pay proposal requires the affirmative vote of the holders of at least a majority of the aggregate voting power of shares of Vimeo capital stock present in person or represented by proxy and voting together as a single class. The vote is advisory in nature and therefore not binding on Vimeo or our Board. However, our Board values the opinions of all of its stockholders and will consider the outcome of this vote when making future compensation decisions for our named executive officers.

 

Executive Officers Who are not Directors

The following table identifies certain information about our executive officers who are not directors as of March 25, 2024. For background information about our Chief Executive Officer, Philip Moyer, see the information set forth above under "Election of Directors." Our executive officers are appointed by, and serve at the discretion of, the Board. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Gillian Munson	53	Chief Financial Officer
Jessica Tracy	35	General Counsel & Secretary

Gillian Munson has served as our Chief Financial Officer since April 2022. Prior to joining Vimeo, Ms. Munson served as the Chief Financial Officer of Iora Health, Inc., a healthcare company, from January 2021 to March 2022, and as a Venture Partner at Union Square Ventures from 2019 to 2022. From 2013 to 2019, she served as Chief Financial Officer of XO Group Inc., the parent company of The Knot Inc., a media and technology company. Ms. Munson's previous positions include Managing Director at Allen & Company LLC, Vice President, Business Development at Symbol Technologies, LLC, and both Executive Director and Senior Equity Analyst at Morgan Stanley. Ms. Munson has served on the board of directors of Duolingo, Inc., a publicly-traded language learning company, since September 2019, on the board of directors of Phreesia, Inc., a publicly-traded software company, since May 2019, and on the board of trustees of Southern Vermont Art Center, a multidisciplinary arts organization, since February 2024. She previously served on the board of directors of Monster Worldwide, Inc. from 2015 to 2016. Ms. Munson holds a B.A. in Political Science and Economics from the Colorado College in Colorado Springs.

Jessica Tracy has served as our General Counsel & Secretary since February 2024. Ms. Tracy joined Vimeo in February 2021 and initially served as Vice President, Associate General Counsel—Securities & Governance until January 2023, when she was promoted to Acting Co-General Counsel. In June 2023, Ms. Tracy was promoted to Senior Vice President, Interim General Counsel & Secretary, and served in that role until February 2024. Prior to joining Vimeo, Ms. Tracy served as Senior Corporate Counsel at Criteo SA, an advertising technology company, from September 2019 to February 2021. Prior to that, Ms. Tracy was an associate at Ropes & Gray LLP, an international law firm. Ms. Tracy holds a B.A. in Philosophy from the University of Maryland and a J.D. from Washington & Lee University.



Compensation Committee Interlocks and Insider Participation

The Compensation and Human Capital Management Committee consists of Mo Koyfman (chair) and Jay Herratti. Prior to his resignation from our Board on October 18, 2023, Nabil Mallick was also a member of the Compensation and Human Capital Management Committee. None of these individuals served as one of our officers or employees in 2023 or in any prior year. None of our executive officers currently serves, or served in 2023, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board.

 

Executive Compensation

Compensation Discussion and Analysis

Introduction

The executive officers whose compensation is discussed in this compensation discussion and analysis (the "CD&A"), and who are referred to as our named executive officers (the "NEOs") in this CD&A, are:

- Adam Gross, former Interim Chief Executive Officer (from September 1, 2023 through April 8, 2024)
- Gillian Munson, Chief Financial Officer
- Anjali Sud, former Chief Executive Officer (through August 31, 2023)
- Eric Cox, former Chief Operating Officer (through November 3, 2023)
- Mark Kornfilt, former President (through March 31, 2023)

In 2023, the Company experienced a number of executive leadership transitions. Effective March 31, 2023, Mr. Kornfilt resigned as Vimeo's President and remained as a strategic Board advisor through July 12, 2023. Effective August 31, 2023, Ms. Sud resigned as Vimeo's Chief Executive Officer, and, from September 1, 2023 through April 8, 2024, Mr. Gross served as Vimeo's Interim Chief Executive Officer. Lastly, effective November 3, 2023, Mr. Cox resigned as Vimeo's Chief Operating Officer. In connection with these transitions, please see the related discussion regarding the treatment of 2023 bonuses for Ms. Sud and Messrs. Kornfilt, Gross and Cox under "Annual Cash Bonuses" below, and related discussion regarding the treatment of 2023 equity awards for Ms. Sud and Messrs. Kornfilt and Cox under "Long-Term Incentives" below.

On April 8, 2024, Mr. Moyer was appointed to serve as our Chief Executive Officer and a member of our Board. In connection with Mr. Moyer's appointment, Mr. Moyer and the Company entered into an offer letter agreement that sets forth the terms and conditions of his employment with the Company. Pursuant to this agreement, Mr. Moyer will receive an annual base salary of $600,000 and will be eligible for a discretionary annual bonus with a target bonus with a range of between 100% to 200% of his base salary. In addition, the Company will grant Mr. Moyer 1,680,439 restricted stock units. Additionally, Mr. Moyer will receive a sign-on bonus of $300,000, which must be repaid to the Company if Mr. Moyer is terminated for cause or resigns for a reason other than for good reason before the one-year anniversary of his start date. If Mr. Moyer's employment is terminated by the Company without cause or if Mr. Moyer terminates his employment with the Company for good reason, he will be entitled to certain severance benefits. Mr. Moyer has agreed to confidentiality, intellectual property, non-competition and non-solicitation covenants.

2023 Company Performance

We made good progress executing against our 2023 priorities in what was a transitional year for the Company. Total revenue was down 4% year-over-year, impacted by post-pandemic normalization as well as the depreciation of some of our acquired assets. Within that, Vimeo Enterprise revenue grew 44% year-over-year as video is becoming increasingly integral and strategic to how companies operate.

We made significant strides in improving profitability in 2023 through a reallocation of resources to more strategic growth opportunities and operational efficiency measures. Our gross margin increased 2 percentage points year-over-year to 78%, and we reduced operating expenses by 24% year-over-year. We reported net income of $22 million, an improvement of more than $100 million year-over-year, with non-GAAP Adjusted EBITDA of $34 million, an improvement of more than $40 million year-over-year. We also saw net cash provided by operating activities improve by $75 million year-over-year to $38 million.

In addition, our 2023 burn rate was 3.8%, which was significantly lower than our 2022 burn rate of 8.6%. This material decrease shows our progress with respect to our commitment to our stockholders to materially decrease our burn rate in 2023 from 2022. We achieved this goal via a disciplined approach to our employee equity compensation program. Our three-year average burn rate at December 31, 2023 was 5.8%. We remain committed



to maintaining an appropriate burn rate in 2024, and continue to design our equity compensation program with a goal of managing burn rate while balancing the need to attract and retain top talent.

Certain of the financial measures described above are supplemental measures to U.S. generally accepted accounting principles ("GAAP"). For a further description of each non-GAAP financial measure set forth above as well as a full reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP, please see our 2023 Annual Report and Annex B.

Philosophy and Objectives

Our executive compensation program is designed to increase long-term stockholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable us to meet our growth objectives.

Although we are a publicly traded company, we work to foster an entrepreneurial culture, and, within that culture, attract senior executives with entrepreneurial backgrounds, attitudes and aspirations. Accordingly, when working to recruit and retain executive officers, as well as other executives who may become executive officers at a later time, we compete not only with other public companies, but also with earlier stage companies, companies funded by private equity and venture capital and other professional firms. We structure our executive compensation program so that we can compete in this varied marketplace for talent, with an emphasis on variable, contingent compensation and long-term equity ownership. Vimeo has a unique position as an innovative, start-to-finish video platform working to change the way the world interacts with video. Vimeo, even as a public company, has many start-up-like tendencies. Because of this unique position, we aim to take a flexible approach to executive compensation.

When establishing a compensation package for a given executive, we follow a flexible approach and make decisions based on a number of factors particular to a given executive's situation, including our firsthand experience with the competition for recruiting and retaining executives, negotiation and discussion with the relevant individual, competitive survey data, internal equity considerations and other factors we deem relevant at the time.

In line with our flexible approach, we refrain from using an arithmetic method for determining compensation levels and evaluating performance. Such methods frequently overlook the various factors influencing success at both the individual and the business level. Our objectives may change in priority as the competitive and strategic landscapes evolve, even within a single compensation cycle. Consequently, rigid formulaic approaches often lead to over- or under-compensation. Hence, we have historically steered clear of strict formulas, opting instead for a predominantly discretionary approach to compensation practices.

Roles and Responsibilities

The Compensation and Human Capital Management Committee of our Board (for purposes of this CD&A, the "Committee") has the primary responsibility for establishing the compensation of our executive officers. For each of our NEOs, all compensation decisions referred to throughout this CD&A have been made by the Committee, based (in part) on recommendations from our former Chief Executive Officer and/or our former Interim Chief Executive Officer (in each case, other than with respect to their own compensation), as applicable, and in consultation with the Chairman of our Board, Mr. Schiffman. The Committee consists of Mr. Koyfman (Chair) and Mr. Herratti.

Our executive officers participate in structuring Company-wide compensation programs and in establishing bonus and equity pools for our employee population, excluding themselves. In early 2024, members of management, including Mr. Gross, Ms. Munson and Ms. Tracy, our General Counsel and Secretary, met with the Committee and discussed corporate and individual executive officer performance for 2023, including recommendations for annual bonuses. The Committee and Semler Brossy also met independently to discuss executive performance and corresponding bonuses, with input from the Chairman of our Board. Following these discussions, the Committee met to review and discuss these recommendations and to review the factors described below under "Annual Cash Bonuses". After consideration of these recommendations, the Committee determined the annual bonus for each

 

NEO, other than Mr. Cox and Mr. Kornfilt as they were not eligible for bonuses with respect to 2023 due to their respective departures from the Company during 2023.

In establishing a given executive officer's compensation package, each individual component was evaluated independently and in relation to the package as a whole. Prior earning histories, peer compensation, retention concerns, and outstanding long-term compensation arrangements as well as long-term holding power, in each case, to the extent applicable to the executive, were also reviewed and taken into account. However, the Committee did not rely on any formulaic relationship or targeted allocation between these elements. Instead, each individual executive officer's situation is evaluated on a case-by-case basis each year, considering a variety of relevant factors at the time.

This year is the first time we are holding a say on pay vote. Based on the "say on frequency" voting results from the 2023 Annual Meeting of Stockholders, and consistent with our recommendation, say on pay votes will now occur every year. Accordingly, the next say on pay vote is expected to be held at our 2025 Annual Meeting of Stockholders. The Committee will consider the outcome of the say on pay vote when making future compensation decisions for our executive officers.

For the 2023 fiscal year, the Committee engaged CAP (from January 1, 2023 through September 20, 2023) and Semler Brossy (since August 29, 2023) to assist it with compensation matters and reviewing and advising on aspects of our executive compensation program. CAP's services in 2023 included, among other things, providing peer and public survey data regarding compensation opportunities for executive officers, advising on the compensation package for the Chairman of the Board, reviewing our executive compensation and general employee equity compensation philosophy, and assisting in the implementation of and providing peer and public survey data regarding stock ownership guidelines. Semler Brossy's services in 2023 included executive and non-employee director compensation assessment, equity compensation strategy, selection and analysis of compensation peer group companies and related data, and compensation risk assessment. Semler Brossy reports, and CAP previously reported, directly to the Committee. The Committee may replace Semler Brossy or engage additional consultants at any time. Generally, one or more representatives from Semler Brossy attend, and CAP previously attended, Committee meetings and communicate with the Chair of the Committee, as well as other Committee members, between meetings from time to time. Both Semler Brossy and CAP have no other business relationship with Vimeo and neither has received payments from Vimeo other than fees for services to the Committee. The Committee has assessed the independence of both Semler Brossy and CAP taking into account, among other things, the factors set forth under Rule 10C-1 of the Exchange Act and the listing standards of Nasdaq, and has concluded that no conflict of interest exists with respect to the work that Semler Brossy performs, and CAP previously performed, for the Committee.

Compensation Governance Best Practices

We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following summarizes our key compensation governance policies and practices:

What We Do	What We Don't Do
✓ Maintain a clawback policy	✗ No "single-trigger" change in control arrangements for our executive officers
✓ Maintain stock ownership guidelines, which we adopted in October 2023	✗ No tax gross-ups on severance or change in control payments in employee agreements
✓ Maintain a Compensation and Human Capital Management Committee comprised entirely of independent directors	✗ No excessive perquisites, special executive welfare or health benefits, or retirement plans not available to our employees generally
✓ Retain an independent compensation consultant	
✓ Hold an annual say-on-pay vote	✗ No hedging or pledging of our stock

2023 Compensation Peer Group

The Committee and management consider competitive market compensation paid by other peer group companies when reviewing and, in the case of the Committee, determining certain compensation elements of our executive



officers and non-employee directors. The Committee reviews our peer group annually. For 2023, the Committee engaged CAP to conduct an initial review and make recommendations regarding our peer group for the Committee's consideration. The peer group was determined by reviewing public companies in the Application Software, Internet Services & Infrastructure, and Systems Software GICS sub-industries, and then comparing such companies against Vimeo as it relates to revenue, market cap, and business model.

In connection with the Committee's approval of annual cash bonuses for our executive officers and the compensation package for the Chairman of the Board, which is discussed below in the sections titled "Annual Cash Bonuses" and "Director Compensation," respectively, data regarding compensation for comparable executive officer and non-executive chair positions at the following peer companies were considered:

Alteryx, Inc.	New Relic, Inc.
AppFolio, Inc.	PagerDuty, Inc.
Asana, Inc.	Smartsheet Inc.
Box, Inc.	Wix.com Ltd.
BigCommerce Holdings, Inc.	Workiva Inc.
Domo, Inc.	Yext, Inc.
Elastic N.V.	Zuora, Inc.
Momentive Global Inc.	

Compensation Elements

Our compensation packages for our executive officers primarily consist of salary, annual bonuses, equity awards and, in certain limited instances, perquisites and other benefits. Prior to making specific decisions related to any particular element of compensation, the Committee typically reviews the total direct compensation of each executive, evaluating the executive's total near-term and long-term compensation in the aggregate. The Committee then determines which element or combination of elements (salary, annual bonus and/or equity awards) can be used most effectively to further our compensation objectives. However, all such decisions are subjective and are made on a facts and circumstances basis without any prescribed relationship between the various elements of the total compensation package.

Base Salaries

We provide each named executive officer with a base salary, reflective of the competitive marketplace, for the services that the named executive officer performs for us. Base salary serves as the primary form of fixed compensation for our named executive officers. Base salaries are reviewed annually and may be increased based on the individual performance of the named executive officer, company performance, the executive's position within our business, the scope of his or her responsibilities, and market practices. Annual base salaries for 2023 for Msses. Sud and Munson and Messrs. Gross, Kornfilt, and Cox were $600,000, $400,000, $600,000, $450,000, and $400,000, respectively. Mr. Gross' base salary as Interim Chief Executive Officer was set at the same level as Ms. Sud's base salary at the time of her departure. None of our NEOs' base salaries were increased from 2022 to 2023, except that Mr. Cox received a salary increase from $350,000 to $400,000 in connection with his promotion from Chief Revenue Officer to Chief Operating Officer in March 2023.

Annual Cash Bonuses

Annual cash bonuses for our named executive officers are generally discretionary and are determined by the Committee. The determination of bonus amounts is generally based on a non-formulaic assessment of factors that vary from year to year, none of which have a pre-established weighting. In determining individual annual bonus amounts, a variety of factors regarding Vimeo's overall performance are considered, such as Adjusted EBITDA,

 

bookings, growth in profitability or achievement of strategic objectives, an individual executive's performance and contribution to Vimeo, and bonus targets previously established between Vimeo and the executive. Additionally, the Committee considers retention concerns and the long-term holding power of compensation packages. Executive officer bonuses tend to be highly variable from year-to-year depending on the performance of the Company and, in certain circumstances, individual executive officer performance.

For the discretionary 2023 bonus for Msses. Sud and Munson and Mr. Gross, the Committee considered a variety of factors, including, among others, the Company's level of Adjusted EBITDA attained for 2023, 2023 bookings, the general operation of the Company, macroeconomic conditions, relative contributions made by and roles and responsibilities of each executive officer during the year, the relative size of the bonus amounts paid to other members of leadership at Vimeo, compensation levels compared against levels for comparable positions at the peer group companies described above, retention and motivational concerns in light of the number of executive transitions at the Company, and the recommendations of the Chairman of the Board and the former Interim Chief Executive Officer (other than for Mr. Gross' own bonus). Adjusted EBITDA is calculated as described in Annex B.

While the Committee believes a discretionary bonus is generally appropriate for Vimeo at this stage of its growth because it allows the Committee the ability to take into account all factors, both positive and negative, that impact the Company, in March 2023, the Committee awarded a non-discretionary bonus to Ms. Sud in order to provide a competitive compensation package while minimizing ongoing burn rate and overhang in connection with equity grants. Ms. Sud's 2023 non-discretionary bonus opportunity had a target payout of $800,000 upon the achievement of pre-established performance measures (the "Non-Discretionary Bonus"). The Non-Discretionary Bonus required at least 85% achievement of both (i) 2023 revenue of $425 million and (ii) 2023 Adjusted EBITDA of $11.5 million. If both conditions were met at a level between 85% and 100%, the payout factor would be a straight line interpolation between 50% and 100%. Upon Ms. Sud's departure from the Company and Mr. Gross' appointment as Interim Chief Executive Officer, the Company determined to award two-thirds of the Non-Discretionary Bonus to Ms. Sud and one-third of the Non-Discretionary Bonus to Mr. Gross, if earned.

The table below details 2023 bonus targets, actual bonuses, and considerations of the Committee in determining actual bonuses for Msses. Sud and Munson and Mr. Gross. NEO bonuses for 2023 are reported in the 2023 Summary Compensation Table below. Other than as described below due to leadership departures and transitions, 2023 target bonuses for our NEOs did not change from 2022.

Name and Title	2023 Target Bonus	2023 Actual Bonus	Considerations of the Committee and Results of Performance Measures
Adam Gross Former Interim Chief Executive Officer (from September 1, 2023 through April 8, 2024)	• Discretionary: N/A • Non-Discretionary: $266,667	• Discretionary: $100,000 • Non-Discretionary: $258,510	• With respect to the discretionary bonus, although Mr. Gross did not have a target bonus for 2023, Mr. Gross received a discretionary cash bonus of $100,000 for 2023, in consideration of his time served as the Company's Interim Chief Executive Officer and the significant efforts Mr. Gross has undertaken to lead the Company's strategy and transition. • With respect to the Non-Discretionary Bonus, 2023 revenue was $417.2 million and Adjusted EBITDA was $34.4 million, which resulted in the Non-Discretionary Bonus being earned at $775,530 or a 97% payout factor, with $258,510 paid to Mr. Gross.
Gillian Munson Chief Financial Officer	80% of base salary	175% of base salary	• Ms. Munson's role as Chief Financial Officer, including her management of our finance and investor relations functions; • Ms. Munson's overall Company leadership, including significant increased leadership responsibilities during the Chief Executive Officer transition period; and • the Company's 2023 financial results, including particularly Adjusted EBITDA and related disciplined cost control.
Anjali Sud Former Chief Executive Officer (until August 31, 2023)	• Discretionary: 100% of base salary with a target of $400,000 (representing a full year target bonus prorated for eight months of service) • Non-Discretionary: $533,333	• Discretionary: 0% of base salary • Non-Discretionary: $517,020	• With respect to the discretionary bonus, the Committee, together with Mr. Schiffman, considered the Company's financial results and performance through the date of Ms. Sud's departure in determining that Ms. Sud would not receive a discretionary bonus for 2023. • With respect to the Non-Discretionary Bonus, 2023 revenue was $417.2 million and Adjusted EBITDA was $34.4 million, which resulted in the Non-Discretionary Bonus being earned at $775,530 or a 97% payout factor, with $517,020 paid to Ms. Sud.
Eric Cox Former Chief Operating Officer (until November 3, 2023) (1)	100% of base salary	N/A	N/A
Mark Kornfilt Former President (until March 31, 2023) (1)	100% of base salary	N/A	N/A

1. Messrs. Cox and Kornfilt received no bonus for 2023 due to mid-year departures.

Long-Term Incentives

Due to our entrepreneurial philosophy, we believe that providing a meaningful equity stake in our business is essential to create compensation opportunities that can compete, on a risk-adjusted basis, with the wide range of entrepreneurial employment alternatives in the competitive market. In addition, we believe that ownership shapes behavior and, that by providing compensation in the form of equity awards, we align executive officer incentives with stockholder interests in a manner that drives superior performance over time.

Although we do not have a formal policy with respect to the grant of equity incentive awards to our named executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting schedule promote executive retention by incentivizing our executive officers to remain in our employment during the relevant vesting period. Further, we believe that the use of awards with time-based vesting is a common practice at companies at our stage of maturity as a public company. In 2023, the Committee also determined to grant equity awards to certain executives with market-based conditions, requiring both stock price appreciation and a three-year performance period, in order to create further alignment with the long-term interests of our stockholders.

In determining the size of equity awards for an executive officer for any given period, the Committee reviews and evaluates on an individual-by-individual basis the amount of outstanding unvested and/or unexercised equity awards, as well as previously earned or exercised equity awards. In setting award levels, the predominant factors considered by the Committee are providing the executive officer with effective retention incentives, an appropriate reward for past performance, incentives for strong future performance, and competitive market practices. The

 

annual corporate performance factors relevant to determining individual bonus amounts, while considered, are generally less relevant in determining the type and level of equity awards, as equity awards tend to be more forward-looking, and are a longer-term retention and reward instrument relative to annual bonuses. Since completion of the Spin-off, the primary long-term incentives for our NEOs have been restricted stock unit ("RSU") awards.

In 2023, the Committee granted (i) 146,641 RSUs to Mr. Gross upon his appointment as Interim Chief Executive Officer, with such RSUs vesting monthly in equal installments over a twelve-month period, (ii) market-based RSUs to Mr. Cox with a base of 720,000 RSUs, and (iii) market-based RSUs to Ms. Munson with a base of 500,000 RSUs. With respect to the market-based RSU awards for Mr. Cox and Ms. Munson, the number of RSUs earned is subject to upward or downward adjustment from 50% to 200% of the base number of RSUs, based on (i) for the first three tranches, a "payout factor," calculated as (a) the volume-weighted average of the closing price of the Company's common stock for the twenty (20) trading days immediately preceding the applicable vesting date divided by (b) $4.00 and (ii) for the true-up tranche, if the payout factor for the third tranche exceeds the payout factor for the first or second tranches, (a) the number of vested RSUs for each applicable tranche, recalculated using the payout factor for the third tranche, less (b) the number of previously-vested RSUs for the applicable tranche. The first three tranches of market-based RSUs vest annually, and the final, true-up tranche vests along with the third tranche. The 2023 RSU award for Mr. Cox was forfeited in its entirety upon his departure from the Company.

Ms. Sud's Restricted Stock Unit Award Agreement, dated March 25, 2022, (the "Original Award Agreement") was amended and restated in March 2023 (as amended, the "March 2023 RSU Award") to revise the vesting schedule and performance targets of the Original Award Agreement. The stock performance-based condition would be deemed satisfied upon the Company's common stock reaching certain price targets, calculated on a 20-day volume weighted average price basis during the prescribed measurement period. The time-based condition would be deemed satisfied subject to Ms. Sud's continuous employment by the Company through March 25, 2024 and March 25, 2025. The March 2023 RSU Award for Ms. Sud was forfeited in its entirety upon Ms. Sud's departure from the Company.

Our practice has been to schedule Committee meetings at which equity awards are to be granted to NEOs well in advance of (and without regard to) the timing of the release of earnings or other material information.

In connection with the departure of Mr. Kornfilt from his role as President of the Company, and in consideration for his transition services provided to the Company, the Company modified the vesting conditions for Mr. Kornfilt's March 2021 RSU award, pursuant to which the awards became fully vested as of March 31, 2023.

Clawback Policy

In accordance with Rule 10D-1 of the Exchange Act and the listing standards of Nasdaq, in 2023, we adopted the Vimeo, Inc. Policy for Recoupment of Incentive Compensation ("Clawback Policy").

Our Clawback Policy, which is administered and enforced by the Committee, requires the Company to recover certain incentive-based compensation received by current or former Section 16 officers of the Company (as such term is defined in the Exchange Act) in the event of an accounting restatement resulting from material noncompliance with any financial reporting requirements under the federal securities laws. Our Clawback Policy is filed as Exhibit 97.1 to our 2023 Annual Report.

Stock Ownership Guidelines

In 2023, we formally adopted Stock Ownership Guidelines, designed to encourage our Section 16 officers and our non-employee directors to maintain a material personal financial stake in Vimeo to promote a long-term perspective in managing the business and to align stockholder, executive and director interests.

Our Section 16 officers are required to own a number of shares of our common stock with an aggregate value equal to a specified multiple of their annual base salary as follows:

Position	Multiple of Annual Base Salary
Chief Executive Officer	5x
Other Section 16 Officers	3x



In addition, under the guidelines, our non-employee directors are encouraged to hold shares of our common stock with an aggregate value of at least five times (5x) the value of their annual cash retainer, excluding additional retainers paid for specific leadership roles or for serving as a member or chair of a committee.

Shares counted toward the ownership requirement include shares beneficially owned directly or indirectly by the individual or immediate family members residing in the same household, shares held in qualified plans, deferred shares or deferred share units pursuant to our Deferred Compensation Plan for Non-Employee Directors, and RSUs (whether or not vested, except as described below). Shares underlying stock options and stock appreciation rights ("SARs"), whether or not vested, and RSUs that remain subject to the achievement of performance goals, do not count toward meeting stock ownership levels. Individuals are required to meet these ownership requirements within five years of the later of (i) July 26, 2023 (the date the guidelines became effective) or (ii) becoming a Section 16 officer or non-employee director, as applicable.

Compliance with the minimum stock ownership requirements is monitored and determined periodically by our management, and reported to the Committee.

Change in Control and Severance Benefits

Each of our NEOs, other than Mr. Gross, is, or was prior to their termination of employment with us, entitled to severance payments and benefits under his or her employment agreement upon a termination of employment in certain circumstances. In addition, our Vimeo, Inc. 2021 Stock and Annual Incentive Plan (including an Israeli Appendix), amended and restated as of June 6, 2023 (the "2021 Plan") provides for "double-trigger" protection with respect to equity awards granted under this plan. These agreements and benefits assist us in attracting and retaining our executive officers, including in the event of a potential change in control. For a description of these agreements and benefits, please see "Estimated Potential Payments Upon Termination or Change in Control." For a description of the agreements entered into with Ms. Sud and Mr. Kornfilt in connection with their terminations of employment during 2023, please see "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table."

Employee Benefits and Perquisites

For the year ended December 31, 2023, Vimeo employees, including our NEOs, were eligible to participate in the Vimeo Retirement Savings Plan (the "Vimeo Plan") in the United States, which is a tax-qualified plan under Section 401(k) of the Internal Revenue Code. Under the Vimeo Plan, participating employees may contribute up to 50% of their pre-tax earnings, subject to IRS limits. The employer match under the Vimeo Plan is 100% of the first 10% of a participant's eligible earnings, capped at $10,000 annually. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the Vimeo Plan.

We currently provide a range of broad-based benefit plans, including comprehensive health, dental, vision and retirement benefits. In the U.S., we also offer a $1,000 bonus to new biological parents upon birth of a child.

In 2023, none of our NEOs received additional perquisites, other than Mr. Kornfilt. As previously disclosed, in 2022, we agreed to cover certain tax registration fees for Mr. Kornfilt in an amount up to $20,000, in connection with Mr. Kornfilt's move to Switzerland where Vimeo does not maintain a permanent office. Upon conclusion of Mr. Kornfilt's work with Deloitte & Touche LLP, there was an additional amount due for such tax registration fees of $20,759, which the Company paid after Mr. Kornfilt's departure in 2023.

Hedging Policy

Our Board has adopted an insider trading policy, which prohibits our directors, officers, employees and other covered persons from hedging or similar transactions designed to decrease the risks associated with holding our common stock.

Compensation Risk Assessment

The Committee regularly reviews our compensation policies and practices, including the risks created by our compensation plans, and has concluded that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

 

Tax and Accounting Considerations

The Committee believes that its primary responsibility is to maintain an executive compensation program that attracts, retains, motivates and rewards our executives. Accordingly, the Committee has paid, and may continue to pay, in its discretion, compensation that is not fully deductible or is limited as to tax deductibility.

Compensation and Human Capital Management Committee Report

The Compensation and Human Capital Management Committee has reviewed the Compensation Discussion and Analysis and discussed it with Vimeo management. In reliance on its review and the discussions referred to above, the Compensation and Human Capital Management Committee has recommended to Vimeo's Board that the Compensation Discussion and Analysis be included in Vimeo's 2023 Annual Report on Form 10-K and this proxy statement.

Members of the Compensation and Human Capital Management Committee

Mo Koyfman (Chair)
Jay Herratti

 

Summary Compensation Table

The following table sets forth information concerning the compensation paid to each of Vimeo's named executive officers for the fiscal years ended December 31, 2023, December 31, 2022 and December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)(4)	Stock Awards ($)(6)	Option Awards ($)(7)	Non-Equity Incentive Plan Compensation ($)(8)	All Other Compensation ($)(9)	Total ($)
Adam Gross Former Interim Chief Executive Officer (1)	2023	$186,923	$100,000	$ 789,093	$ —	$258,510	$148,560(10)	$ 1,483,086
Gillian Munson Chief Financial Officer	2023	$400,000	$560,000	$ 2,901,665	$ —	—	$ 10,000	$ 3,871,665
	2022	$300,000	$178,850	$10,587,588	$ —	—	$ 10,000	$11,076,438
Anjali Sud Former Chief Executive Officer (1)	2023	$401,538	$ —	$ 2,178,116	$ —	$517,020	$ 10,000	$ 3,106,674
	2022	$600,000	$300,000	$ 7,184,861	$ —	—	$ 11,000	$ 8,095,861
	2021	$600,000	$600,000	$15,315,219	$2,318,908	—	$ 10,000	$18,844,127
Eric Cox Former Chief Operating Officer (2)	2023	$329,808	$ —(5)	$ 4,178,400	$ —	—	$ 10,000	$ 4,518,208
Mark Kornfilt Former President (3)	2023	$129,808	$ —(5)	$ —	$ —	—	$ 58,259	$ 188,067
	2022	$450,000	$225,000	$ 3,189,619	$ —	—	$ 30,000	$ 3,894,619
	2021	$450,000	$450,000	$12,252,210	$ 895,234	—	$ 10,000	$14,057,444

1.   On August 31, 2023, Ms. Sud resigned as our Chief Executive Officer, and was no longer an executive officer of the Company as of such time. Ms. Sud was succeeded by Mr. Gross as our Interim Chief Executive Officer on September 1, 2023. Mr. Gross' 2023 base salary in the table above is a prorated amount to reflect his September start date. Mr. Gross' annualized 2023 base salary was $600,000.

2.   On November 3, 2023, Mr. Cox resigned as our Chief Operating Officer, and was no longer an executive officer of the Company as of such time.

3.   On March 31, 2023, Mr. Kornfilt resigned as our President, and was no longer an executive officer of the Company as of such time.

4.   For each named executive officer, the amounts in the table above reflect discretionary annual cash bonuses. 2021 bonuses were paid in 2022, 2022 bonuses were paid in 2023, and 2023 bonuses were paid in 2024. Mr. Gross did not have a target bonus, but received a discretionary cash bonus of $100,000 for 2023, in consideration of his time served as the Company's Interim Chief Executive Officer and the significant efforts Mr. Gross has undertaken to lead the Company's strategy and transition.

5.   Messrs. Cox and Kornfilt received no bonus for 2023 due to mid-year departures.

6.   Reflects the grant date fair value of RSU awards granted to (i) Mr. Gross ($599,762), Ms. Munson ($2,901,665, based on the base number of RSUs), and Mr. Cox ($4,178,400, based on the base number of RSUs) during 2023 denominated in the equity of Vimeo ("Vimeo RSUs"), (ii) Ms. Munson ($10,587,588) and Mr. Kornfilt ($1,977,627) during 2022 denominated as Vimeo RSUs and (iii) Ms. Sud ($14,999,266) and Mr. Kornfilt ($11,999,413) during 2021 denominated in the equity of Vimeo OpCo ("Vimeo OpCo RSUs"). In addition, reflects the grant date fair value of Vimeo RSU awards granted to Mr. Gross ($189,331) in 2023 which were awarded to him as a director on our Board prior to his appointment as Interim Chief Executive Officer (See "Director Compensation" below). The grant date fair value of each Vimeo RSU was determined by multiplying the number of underlying shares of the Vimeo RSU by the closing stock price of Vimeo common stock on the date of grant. The grant date fair value of each Vimeo OpCo RSU award was determined by reference to the pre-money valuation of Vimeo OpCo's January 2021 primary equity raise (described in our 2023 Annual Report), which was the most recently completed equity transaction prior to the grant-date between Vimeo OpCo and unrelated third parties. For information about the weighted-average grant date fair value of RSUs, see Note 11 to our consolidated financial statements included in our 2023 Annual Report. The Vimeo OpCo RSUs were converted into Vimeo RSUs with respect to Vimeo common stock in the Spin-off and associated merger of Vimeo entities. Such amounts for 2021 also reflect non-cash modification charges for Ms. Sud ($315,953) and Mr. Kornfilt ($252,797) related to adjustments to their Vimeo OpCo RSU awards made in connection with the Spin-off and Vimeo merger. Such amounts for 2022 also reflect non-cash modification charges for Mr. Kornfilt ($1,211,992) related to adjustments to his March 2021 RSU award made in connection with his departure and the related acceleration of such RSU award in March 2023. With respect to Ms. Sud, such amount for 2023 reflects a non-cash modification charge ($2,178,116) in connection with the March 2023 RSU Award. No other non-cash modification charges were made with respect to the 2023 awards reflected in the table. With respect to Ms. Sud in 2022, reflects the grant date fair value of RSU awards granted to Ms. Sud ($7,184,861) during 2022 for which vesting is subject to the achievement of both stock performance and time-based vesting conditions ("Available RSUs"). The grant date fair value of each Available RSU was determined by reference to Vimeo's closing stock price on the date of grant and by using a Monte Carlo simulation of Vimeo's stock price over the performance period, which is further described in Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023. The grant date fair value of the 2023 Vimeo RSU awards assuming maximum achievement of the performance conditions associated with the awards is: Ms. Munson, $5,803,330 and Mr. Cox, $8,356,800.

7.   For each named executive officer, the amounts in the table above for 2021 represent a non-cash modification charge related to adjustments to Vimeo SARs and Vimeo options in connection with the Spin-off and Vimeo merger.

8.   As discussed further under "Executive Compensation—Compensation Discussion and Analysis—Annual Cash Bonuses" above, upon Ms. Sud's departure from the Company and Mr. Gross' appointment as Interim Chief Executive Officer, the Company determined to award two-thirds of the Non-Discretionary Bonus to Ms. Sud and one-third of the Non-Discretionary Bonus to Mr. Gross, if earned. The Non-Discretionary Bonus was earned at a $775,530 payout factor, with $517,020 paid to Ms. Sud and $258,510 paid to Mr. Gross.

9.   For each named executive officer, other than Mr. Kornfilt in 2023, includes 401(k) plan matching contributions ($10,000 each year for each named executive officer). Mr. Cox departed the Company prior to the vesting of his 2023 $10,000 401(k) plan matching contribution. For Ms. Sud in 2022, also includes a $1,000 bonus offered to new biological parents. For Mr. Kornfilt in 2022 and 2023, also reflects the payment by the



Company of certain tax registration fees related to Mr. Kornfilt's legal employment in Switzerland in the amount of $20,000 and $20,759, respectively, as well as $37,500 in 2023 related to his service as a strategic Board advisor commencing on April 1, 2023 (which role ended on July 12, 2023) following his departure from his role as President of the Company. For Mr. Gross in 2023, also includes fees that he earned with respect to his service as a director prior to his appointment as Interim Chief Executive Officer, including pursuant to our non-employee director compensation arrangements as described under "Director Compensation" below ($38,560) and a special director fee of $100,000 for his increased time commitment prior to his start date as Interim Chief Executive Officer in connection with onboarding that took place between July 5, 2023 and August 31, 2023.

10. Mr. Gross elected to participate in Vimeo's Deferred Compensation Plan for Non-Employee Directors as a director and his $38,560 of director fees represents the dollar value of fees he deferred in the form of share units under the plan. Mr. Gross participated in Vimeo's Deferred Compensation Plan until September 1, 2023, when he became an affiliate director as Interim Chief Executive Officer. The amounts previously accrued by Mr. Gross continue to be held in book entry by the Company and will be paid out in accordance with the terms of the Deferred Compensation Plan.

Grants of Plan-Based Awards in 2023

The table below provides information regarding all Vimeo awards granted to our NEOs in 2023. The grant date fair value of the RSU awards is calculated by multiplying the number of RSUs by the closing stock price of Vimeo common stock on the date of grant. See footnote (6) to the Summary Compensation Table above.

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares of stock or units (#)	Grant date fair value of stock and option awards ($)(8)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Adam Gross	6/6/2023(1)	—	—	—	—	—	—	44,444	189,331
	9/1/2023(2)	—	—	—	—	—	—	146,641	599,762
	—(3)	133,333	266,667	—	—	—	—	—	—
Gillian Munson	3/1/2023(4)	—	—	—	250,000	500,000	1,000,000	—	2,901,665
Anjali Sud	—(3)	266,667	533,333	—	—	—	—	—	—
	—(5)	—	—	—	—	—	—	—	2,178,116
Eric Cox	3/1/2023(6)	—	—	—	360,000	720,000	1,440,000	—	4,178,400
Mark Kornfilt (7)	—	—	—	—	—	—	—	—	—

1. Represents a grant of RSUs with respect to shares of Vimeo's common stock, which were granted to Mr. Gross in his capacity as a non-employee director prior to his appointment as Interim Chief Executive Officer. These RSUs vest in two equal installments on June 6, 2024 and June 6, 2025, subject to continued service.

2. Represents a grant of RSUs with respect to shares of Vimeo's common stock that vested or will vest in twelve equal monthly installments on the first day of each calendar month following the grant date, subject to continued service as Interim Chief Executive Officer, a member of our Board or a consultant.

3. As discussed further under "Executive Compensation—Compensation Discussion and Analysis—Annual Cash Bonuses" above, Ms. Sud and Mr. Gross were eligible to receive the Non-Discretionary Bonus. Upon Ms. Sud's departure from the Company and Mr. Gross' appointment as Interim Chief Executive Officer, the Company determined to award two-thirds of the Non-Discretionary Bonus to Ms. Sud and one-third of the Non-Discretionary Bonus to Mr. Gross, if earned.

4. Represents a market-based RSU award for Ms. Munson, with a base of 500,000 RSUs, which vests in three tranches on each of March 1, 2024, March 1, 2025, and March 1, 2026, subject to continued service. For details on the vesting terms for this award, see "Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentives" above and under "Munson Agreement" in the "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" section below.

5. Represents a non-cash modification charge for Ms. Sud in connection with the March 2023 RSU Award. See footnote (6) to the Summary Compensation Table above.

6. Represents a market-based RSU award for Mr. Cox, with a base of 720,000 RSUs, which was forfeited in its entirety upon his departure from the Company.

7. Mr. Kornfilt did not receive any Vimeo awards in 2023.

8. Other than with respect to the non-cash modification charge for Ms. Sud, represents the grant date fair value of the awards granted during 2023, as determined under FASB ASC Topic 718. See footnote (6) to the Summary Compensation Table above.

 

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We entered into an employment agreement with each of Ms. Sud, dated as of May 4, 2022 (as amended by the letter agreement, dated March 22, 2023), Mr. Gross, dated as of July 4, 2023, Ms. Munson, dated as of April 2, 2022, Mr. Cox, dated as of February 28, 2023, and Mr. Kornfilt, dated as of May 4, 2022. We refer to these agreements as the Sud Agreement, the Gross Agreement, the Munson Agreement, the Cox Agreement, and the Kornfilt Agreement, respectively.

Sud Agreement

The Sud Agreement provided that Ms. Sud will serve as our Chief Executive Officer. The Sud Agreement provided for "at will" employment. The Sud Agreement provided for (i) an annual base salary of $600,000, (ii) eligibility to receive an annual discretionary bonus, with a target bonus equal to 100% of her base salary, (iii) an entitlement to an 18-month period following any future separation date to exercise vested Vimeo SARs or stock options, provided that if Ms. Sud resigned without good reason (as defined in the Sud Agreement), Ms. Sud must have provided us with at least eight weeks written notice prior to separation, and (iv) participation in our employee benefit plans. In addition, the Sud Agreement further provided for (i) twelve months of continued salary and (ii) twelve months of health benefits coverage or, at our option, COBRA coverage, upon the termination of her employment without cause or for good reason, subject to her execution of a release of claims in favor of the company. Ms. Sud is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants. The Sud Agreement was amended in March 2023 to, among other things, provide Ms. Sud with the opportunity to earn a non-discretionary bonus for 2023 based on the achievement of revenue and Adjusted EBITDA performance metrics. Additionally, the amendment provides that, with respect to Ms. Sud's vested 2016 and 2017 SARs, Ms. Sud will have until the expiration date of the relevant SARs to exercise such vested SARs.

Memorandum of Understanding with Ms. Sud

Ms. Sud resigned as Chief Executive Officer of Vimeo effective August 31, 2023 (the "Separation Date"). In connection with Ms. Sud's resignation, we and Ms. Sud entered into a memorandum of understanding dated July 5, 2023 (the "Sud MOU"). Pursuant to the Sud MOU, Ms. Sud would (i) continue to receive her base annual salary ($600,000) and standard Company benefits while serving as Chief Executive Officer until the Separation Date; (ii) be eligible to receive a discretionary bonus with a target of $400,000 (representing the full year target bonus set forth in the Sud Agreement prorated for eight months of service) to be determined by the Board and paid following her departure; and (iii) be entitled to receive two thirds of any Non-Discretionary Bonus (for a maximum payment of $533,333) earned under the Sud Agreement based upon the achievement of certain full-year financial performance metrics in 2023. After discussion, the Compensation and Human Capital Management Committee, together with Mr. Schiffman, determined that Ms. Sud would not receive a discretionary bonus for 2023. The Non-Discretionary Bonus was earned at a $775,529 payout factor, with $517,020 paid to Ms. Sud. Pursuant to the Sud MOU, all equity awards held by Ms. Sud continued to vest through the Separation Date, and were otherwise treated in accordance with the terms of such awards and the 2021 Plan. In addition, the Sud MOU includes other customary terms and covenants in favor of the Company and the Company granted Ms. Sud a limited noncompete waiver in connection with her termination of employment.

Gross Agreement

The Gross Agreement provided that Mr. Gross will serve as our Interim Chief Executive Officer, effective as of September 1, 2023. The Gross Agreement provided for "at will" employment. The Gross Agreement provided for, upon the start of his service as Interim Chief Executive Officer on September 1, 2023, (i) an annual base salary of $600,000; (ii) in lieu of a discretionary bonus, an award of the number of RSUs equal to $600,000 divided by a



Company stock price calculation provided by the letter agreement; and (iii) an entitlement to earn a bonus equal to one third of the Non-Discretionary Bonus. The RSU award vests monthly over 12 months, subject to his continued service with the Company. Mr. Gross' tenure as Interim Chief Executive Officer ended on April 8, 2024, in connection with the appointment of Philip Moyer as Chief Executive Officer. During the transition period prior to his start date as Interim Chief Executive Officer, Mr. Gross received a special director fee of $100,000 for his increased time commitment in connection with onboarding that took place between July 5, 2023 and August 31, 2023. Mr. Gross is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants.

Prior to his service as Interim Chief Executive Officer, Mr. Gross served as a non-employee member of our Board, and therefore was eligible to participate in our non-employee director compensation program. From September 1, 2023 through April 8, 2024, Mr. Gross did not participate in our non-employee director compensation program, however Mr. Gross' previously-granted director-issued equity compensation continued to vest on its regular vesting schedule. For additional information on the non-employee director compensation paid to Mr. Gross in 2023, please see the section titled "Director Compensation".

Munson Agreement

The Munson Agreement provides that Ms. Munson will serve as our Chief Financial Officer. The Munson Agreement provides for "at will" employment. The Munson Agreement provides for (i) an annual base salary of $400,000, (ii) eligibility to receive a discretionary annual bonus with a target bonus of 80% of her base salary, (iii) a grant of 827,802 RSUs, which vest in three equal installments on an annual basis and (iv) participation in our employee benefit plans. If Ms. Munson's employment is terminated by us without cause or if Ms. Munson terminates her employment with us for good reason (as such terms are defined in the Munson Agreement), she will be entitled to severance equal to (i) at least twelve months of her then-current salary and (ii) health benefits coverage for twelve months or, at our option, COBRA coverage for the same period, subject to her execution of a standard severance agreement. Ms. Munson has agreed to confidentiality, intellectual property, non-competition and non-solicitation covenants.

In March 2023, we and Ms. Munson entered into a Market Stock Unit Award Agreement, with a base award of 500,000 RSUs. The number of RSUs earned is subject to upward or downward adjustment from 50% to 200% of the base number of RSUs, based on (i) for the first three tranches, a "payout factor," calculated as (a) the volume-weighted average of the closing price of the Company's common stock for the twenty (20) trading days immediately preceding the applicable vesting date divided by (b) $4.00 and (ii) for the true-up tranche, if the payout factor for the third tranche exceeds the payout factor for the first or second tranches, (a) the number of vested RSUs for each applicable tranche, recalculated using the payout factor for the third tranche, less (b) the number of previously-vested RSUs for the applicable tranche. The first three tranches of market-based RSUs vest annually, and the final, "true-up tranche" vests along with the third tranche.

Cox Agreement

The Cox Agreement provided that Mr. Cox will serve as our Chief Operating Officer, effective March 1, 2023, after previously serving as our Chief Revenue Officer. The Cox Agreement provided for "at will" employment. The Cox Agreement provided for (i) an annual base salary of $400,000, (ii) eligibility to receive a discretionary annual bonus with a target bonus of 100% of his base salary, (iii) a grant of market-based RSUs with a target of 720,000 RSUs and (iv) participation in our employee benefit plans. In addition, the Cox Agreement further provided for (i) twelve months of continued salary and (ii) twelve months of health benefits coverage or, at our option, COBRA coverage, upon the termination of his employment without cause or for good reason, subject to his execution of a release of claims in favor of the Company. Mr. Cox is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants.

In March 2023, we and Mr. Cox entered into a Market Stock Unit Award Agreement, with a base award of 720,000 RSUs. The number of RSUs earned is subject to upward or downward adjustment from 50% to 200% of the

 

base number of RSUs, based on (i) for the first three tranches, a "payout factor," calculated as (a) the volume-weighted average of the closing price of the Company's common stock for the twenty (20) trading days immediately preceding the applicable vesting date divided by (b) $4.00 and (ii) for the true-up tranche, if the payout factor for the third tranche exceeds the payout factor for the first or second tranches, (a) the number of vested RSUs for each applicable tranche, recalculated using the payout factor for the third tranche, less (b) the number of previously-vested RSUs for the applicable tranche. The first three tranches of market-based RSUs vest annually, and the final, "true-up tranche" vests along with the third tranche. Mr. Cox forfeited the entire market-based RSU award in connection with his departure from the Company in November 2023.

Kornfilt Agreement

The Kornfilt Agreement provided that Mr. Kornfilt will serve as our President and Chief Product Officer. Mr. Kornfilt's role subsequently changed to President. The Kornfilt Agreement provided for "at will" employment. The Kornfilt Agreement provided for (i) an annual base salary of $450,000, (ii) eligibility to receive an annual discretionary bonus, with a target bonus equal to 100% of his base salary, (iii) an entitlement to an 18-month period following any future separation date to exercise vested Vimeo SARs or stock options, provided that if Mr. Kornfilt resigned without good reason (as defined in the Kornfilt Agreement), Mr. Kornfilt must have provided us with at least eight weeks written notice prior to separation, and (iv) participation in our employee benefit plans. In addition, the Kornfilt Agreement further provided for (i) twelve months of continued salary and (ii) twelve months of health benefits coverage or, at our option, COBRA coverage, upon the termination of his employment without cause or for good reason, subject to his execution of a release of claims in favor of the Company. Mr. Kornfilt is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants.

Memorandum of Understanding with Mr. Kornfilt; Board Advisor Agreement with Mr. Kornfilt

Mr. Kornfilt resigned as President of Vimeo effective March 31, 2023. In connection with Mr. Kornfilt's resignation, we and Mr. Kornfilt entered into a memorandum of understanding dated February 24, 2023 (the "Kornfilt MOU"). Pursuant to the Kornfilt MOU, we agreed to (i) accelerate, as of March 31, 2023, Mr. Kornfilt's 2021 award of 344,316 RSUs which would have otherwise vested in full on March 3, 2024 and (ii) retain Mr. Kornfilt as a strategic Board advisor from April 1, 2023 to March 31, 2024. Additionally, we agreed to provide Mr. Kornfilt with 18 months after his separation date to exercise vested SARs and stock options, as provided for in the Kornfilt Agreement. In addition, the Kornfilt MOU includes other customary terms and covenants in favor of the Company. On February 24, 2023, we also entered into a Board Advisor Agreement with Mr. Kornfilt pursuant to which he agreed to provide certain strategic consulting advisory services to the Board and the Company, and we agreed to pay him a cash retainer of $50,000 per year for his services. Mr. Kornfilt ceased to be a Board advisor on July 12, 2023, which resulted in a total payment to Mr. Kornfilt of $37,500.

Outstanding Equity Awards at Year-End Table

The table below provides information regarding Vimeo stock options, RSUs and SARs, as applicable, held by our named executive officers on December 31, 2023. The market value of Vimeo RSU awards is based on the closing market price of Vimeo common stock ($3.92) on December 29, 2023, the last trading day of fiscal year 2023. The amounts included in the below table reflect the adjustment to equity awards in connection with the Spin-off and Vimeo merger.

In connection with the Spin-off, each option to purchase shares of IAC common stock was converted into an option to purchase shares of IAC common stock and an option to purchase shares of Vimeo common stock with adjustments to the number of shares subject to each option and the option exercise prices based on (1) the value of IAC common stock prior to the Spin-off and (2) the value of IAC common stock and the value of Vimeo common stock after giving effect to the Spin-off.

Except as otherwise described above and except to the extent otherwise provided under local law, following the Spin-off, the converted options generally have the same terms and conditions, including the same exercise periods, as the options to purchase shares of IAC common stock had immediately prior to the Spin-off.



Following the Spin-off, solely for purposes of determining the expiration of options with respect to shares of common stock of one company held by employees of the other company, IAC and Vimeo employees will be deemed employed by both companies for so long as they continue to be employed by whichever of the companies employs them immediately following the Spin-off.

Treatment of Vimeo OpCo Equity Awards

Prior to the Spin-off, Vimeo OpCo had outstanding SARs and RSUs, the value of which corresponded to shares of Vimeo OpCo common stock.

In the Vimeo merger:

- each Vimeo OpCo SAR was converted into a stock appreciation right corresponding to, and settled in, shares of Vimeo common stock ("Vimeo SAR"), with adjustments to the number of shares subject to each Vimeo SAR and the base price applicable to each Vimeo SAR, based on the exchange ratio in the Vimeo merger; and
- each Vimeo OpCo RSU Award was converted into an award of restricted stock units corresponding to, and settled in, shares of Vimeo common stock ("Vimeo RSU Award"), with adjustments to the number of shares subject to each Vimeo RSU Award based on the exchange ratio in the Vimeo merger.

The Vimeo SARs and the Vimeo RSU awards otherwise have terms and conditions that are customary for public company stock appreciation rights and restricted stock units.

Name	Grant date	Number of securities underlying unexercised SARs/ options (#) (Exercisable)	Number of securities underlying unexercised SARs/ options (#) (Unexercisable)	Option/ SAR exercise price ($)	Option/ SAR expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(4)	Equity Incentive Plan Awards: Number of unearned shares, units or other rights that have not vested (#)	Equity Incentive Plan Awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(4)
		Option Awards						**Stock Awards**	
Adam Gross									
Vimeo RSUs (1)	06/14/2022	—	—	—	—	12,017(2)	$ 47,107	—	—
Vimeo RSUs (1)	06/06/2023	—	—	—	—	44,444(2)	$ 174,220	—	—
Vimeo RSUs	09/01/2023	—	—	—	—	109,981(2)	$ 431,126	—	—
Anjali Sud									
Vimeo SARs (5)	2/10/2016	50,715	—	$4.73	2/10/2026	—	—	—	—
Vimeo SARs (5)	8/9/2016	101,430	—	$4.73	8/9/2026	—	—	—	—
Vimeo SARs (5)	2/14/2017	50,715	—	$4.73	2/14/2027	—	—	—	—
Vimeo SARs (5)	8/24/2017	1,065,015	—	$4.73	8/24/2027	—	—	—	—
Vimeo SARs (5)	8/24/2017	507,150	—	$6.99	8/24/2027	—	—	—	—
Vimeo SARs (6)	3/2/2018	253,575	—	$5.95	2/28/2025	—	—	—	—
Vimeo SARs (6)	7/17/2019	710,010	—	$6.73	2/28/2025	—	—	—	—
Vimeo stock options (6)	5/25/2021	8,117	—	$4.11	2/28/2025	—	—	—	—
Gillian Munson									
Vimeo RSUs	4/04/2022	—	—	—	—	551,868(2)	$2,163,323	—	—
Vimeo RSUs	3/01/2023							500,000(2)(3)	$1,960,000
Eric Cox (7)									
—		—	—	—	—	—	—	—	—

 

		Option Awards						Stock Awards	
Name	Grant date	Number of securities underlying unexercised SARs/ options (#)	Number of securities underlying unexercised SARs/ options (#)	Option/ SAR exercise price ($)	Option/ SAR expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(4)	Equity Incentive Plan Awards: Number of unearned shares, units or other rights that have not vested (#)	Equity Incentive Plan Awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(4)
		(Exercisable)	(Unexercisable)						
Mark Kornfilt									
Vimeo SARs (6)	11/1/2017	126,787	—	$4.90	9/30/2024	—	—	—	—
Vimeo SARs (6)	6/28/2018	253,575	—	$5.95	9/30/2024	—	—	—	—
Vimeo SARs (6)	6/28/2018	126,787	—	$5.95	9/30/2024	—	—	—	—
Vimeo SARs (6)	7/17/2019	710,010	—	$6.73	9/30/2024	—	—	—	—

1. Represents RSUs awarded to Mr. Gross as a non-employee director on our Board prior to his appointment as Interim Chief Executive Officer.
2. The table below provides the following information regarding time-based vesting RSUs held by each of our named executive officers on December 31, 2023: (i) the number of RSUs outstanding on December 31, 2023, (ii) the market value of RSUs outstanding on December 31, 2023, (iii) the vesting schedule for each award (generally the number of RSUs that vest on the grant date of the applicable year) and (iv) the grant date of each award. For Mr. Gross, his RSUs granted on September 1, 2023 vest in twelve equal monthly installments on the first day of each calendar month following the grant date, subject to continued service as Interim Chief Executive Officer, a member of our Board or a consultant. For Ms. Munson, the table below includes vesting details for her market-based RSUs granted in 2023, based on the base number of such RSUs, but the number of units that vest on each may be different, which is further described in footnote (3) below and under "Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentives" above.

		Number of Unvested RSUs as of 12/31/23 (#)	Market Value of Unvested RSUs as of 12/31/23 ($)	Vesting Schedule (#)		
Name	Grant Date			2024	2025	2026
Adam Gross	06/14/2022	12,017	$ 47,107	12,017	—	—
	06/06/2023	44,444	$ 174,220	22,222	22,222	—
	09/01/2023	109,981	$ 431,126	109,981	—	—
Gillian Munson	4/04/2022	551,868	$2,163,323	275,934	275,934	—
	3/01/2023	500,000	$1,960,000	166,667	166,667	166,666

3. Represents market-based RSUs which have a base of 500,000 RSUs. Pursuant to Ms. Munson's Market Stock Unit Award Agreement, the number of RSUs earned is subject to upward or downward adjustment from 50% to 200% of the base number of RSUs, based on (i) for the first three tranches, a "payout factor," calculated as (a) the volume-weighted average of the closing price of the Company's common stock for the twenty (20) trading days immediately preceding the applicable vesting date divided by (b) $4.00 and (ii) for the true-up tranche, if the payout factor for the third tranche exceeds the payout factor for the first or second tranches, (a) the number of vested RSUs for each applicable tranche, recalculated using the payout factor for the third tranche, less (b) the number of previously-vested RSUs for the applicable tranche. The first three tranches of market-based RSUs vest annually, and the final, "true-up tranche" vests along with the third tranche.
4. Amounts have been determined by multiplying the number of unvested RSUs by $3.92, which was the closing price of a share of Vimeo common stock on December 29, 2023, the last trading day of fiscal year 2023.
5. With respect to Ms. Sud's vested 2016 and 2017 SARs, Ms. Sud will have until the expiration date of the relevant SARs to exercise such vested SARs.
6. Pursuant to the Sud Agreement, the Kornfilt Agreement and the Kornfilt MOU, Ms. Sud and Mr. Kornfilt are each entitled to eighteen months following their respective separation dates to exercise these vested Vimeo SARs or Vimeo stock options (further described under "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table").
7. Mr. Cox did not hold any equity awards as of December 31, 2023.

Vimeo, Inc. 2021 Stock and Annual Incentive Plan

Vimeo currently has one active equity plan, the 2021 Plan, which was adopted in connection with the Spin-off. The 2021 Plan replaced the Vimeo, LLC 2012 Incentive Plan, the Vimeo, Inc. 2017 Incentive Plan and the Vimeo, Inc. 2019 Incentive Plan (including an Israeli Appendix), collectively referred to as the "Prior Plans." The Prior Plans were automatically terminated and replaced and superseded by the 2021 Plan upon the completion of the Spin-off. Any and all awards granted under the Prior Plans remain in effect on their pre Spin-off terms pursuant to the 2021



Plan, subject to adjustment in connection with the Spin-off and the Vimeo merger. The 2021 Plan also covers Vimeo stock options that were granted as a result of vested IAC stock options in connection with the Spin-off.

The 2021 Plan authorizes the Company to deliver equity awards, including SARs, stock options, RSUs, and other stock-based awards related to shares of Vimeo common stock, to its employees, officers, directors and consultants covering an aggregate of up to 20.0 million shares of the Company's common stock (in addition to previously-awarded shares under the Prior Plans and awards converted in connection with the Spin-off).

Under the 2021 Plan, our overhang (defined as the sum of unvested RSUs and restricted shares and outstanding SARs and stock options, divided by our total shares outstanding) was approximately 16.8% as of December 31, 2023, which is down from 21.6% as of December 31, 2022. Of this overhang, 7.5% is attributable to equity awards granted prior to the Spin-off and equity awards related to the conversion of IAC equity awards upon the Spin-off, and the remaining 9.3% is attributable to equity awards granted after the Spin-off. In addition, our 2023 burn rate was 3.8%, which was significantly lower than our 2022 burn rate of 8.6%. This material decrease shows our progress with respect to our commitment to our stockholders to materially decrease our burn rate in 2023 from 2022. We achieved this goal via a disciplined approach to our employee equity compensation program. Our three-year average burn rate at December 31, 2023 was 5.8%. We remain committed to maintaining an appropriate burn rate in 2024, and continue to design our equity compensation program with a goal of managing burn rate while balancing the need to attract and retain top talent.

 

2023 Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of restricted stock units by our named executive officers in 2023. There were no option exercises by our NEOs in 2023.

	Stock Awards(2)	
Name	**Number of Shares Acquired on Vesting (#)(3)**	**Value Realized on Vesting ($)**
Adam Gross (1)	50,881	188,713
Gillian Munson	275,934	1,020,956
Anjali Sud	—	—
Eric Cox	—	—
Mark Kornfilt	508,844	1,820,016

1. Amounts shown for Mr. Gross include RSUs which were awarded to him as a non-employee director on our Board prior to his appointment as Interim Chief Executive Officer, in the amount of 14,221 shares acquired on vesting, with a value realized on vesting of $62,725.
2. Amounts shown in these columns reflect RSUs that vested during 2023. The value realized upon the vesting of RSUs was calculated, as required by SEC rules, using the closing price of our common stock on the date such RSUs became vested.
3. After withholding shares sufficient to cover applicable taxes and fees due upon the vesting of RSUs, the named executive officers retained a total of 436,114 net shares in aggregate with individual shares retained as follows:

Name	**Total Net Shares Retained**
Adam Gross	37,062
Gillian Munson	146,920
Mark Kornfilt	252,132

Pension Benefits

None of our NEOs participated in or received benefits from a pension plan during the fiscal year ended December 31, 2023 or in any prior year.

Nonqualified Deferred Compensation

None of our NEOs participated in or received benefits from a nonqualified deferred compensation plan during the fiscal year ended December 31, 2023 or in any prior year with respect to their service as an employee. Prior to Mr. Gross' appointment as Interim Chief Executive Officer, Mr. Gross participated in Vimeo's Deferred Compensation Plan for Non-Employee Directors, the material terms of which are described under "Director Compensation" below. The following table sets forth information regarding the participation of Mr. Gross in Vimeo's Deferred Compensation Plan for Non-Employee Directors for 2023.



Name	Executive contributions in last FY ($)(1)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)(2)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)(3)
Adam Gross	38,560	—	10,987.49	—	87,899.88

1. This amount relates to Mr. Gross' voluntary deferral of $38,560 of non-employee director fees in the form of 10,783.534 share units pursuant to the Deferred Compensation Plan for Non-Employee Directors in 2023. The share unit amounts accrued by Mr. Gross as a non-employee director continue to be held in book entry by the Company and will be paid out in accordance with the terms of the Deferred Compensation Plan for Non-Employee Directors after Mr. Gross ceases to be a member of the Board. This amount is reflected in the "All Other Compensation" column for 2023 in our Summary Compensation Table above.
2. This amount reflects the change in value of the shares of our common stock underlying the share units credited to Mr. Gross under the Deferred Compensation Plan for Non-Employee Directors, from December 31, 2022 to December 31, 2023, calculated as the difference between (a) the per share closing price of our common stock on December 30, 2022 and (b) the per share closing price of our common stock on December 29, 2023 (in each case, the last trading day of the fiscal year). This amount was not reported in the Summary Compensation Table as it does not represent above-market or preferential earnings.
3. The value set forth in this column is based on the closing price of our common stock of $3.92 on December 29, 2023, the last trading day of fiscal year 2023. Amounts have not been reported in the Summary Compensation Tables for prior years, but certain amounts were reported in the "Fees Earned or Paid in Cash" columns in the Director Compensation tables for prior years as Mr. Gross was a non-employee director and not a named executive officer.

Estimated Potential Payments Upon Termination or Change in Control

Overview

Certain of our employment agreements, equity award agreements and/or omnibus stock and annual incentive plans entitle our named executive officers to continued base salary payments, continued health coverage, the acceleration of the vesting of equity awards, and/or extended post-termination exercise periods for stock options upon certain terminations of employment (including certain terminations during specified periods following a change in control of Vimeo). Ms. Sud and Messrs. Cox and Kornfilt were not entitled to any potential payments as of December 31, 2023, as they were no longer employees of the Company at that time. The payments and terms that each of Ms. Sud and Mr. Kornfilt received in connection with his or her termination of employment are described above under, for Ms. Sud, "Memorandum of Understanding with Ms. Sud" and for Mr. Kornfilt, "Memorandum of Understanding with Mr. Kornfilt" in the "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" section. Ms. Sud was also provided with 18 months after her separation date to exercise vested SARs and stock options, as provided for in the Sud Agreement (as amended), other than with respect to Ms. Sud's vested 2016 and 2017 SARs, which may be exercised until the expiration date of the relevant SARs pursuant to the Sud Agreement (as amended). Mr. Cox did not receive any payments in connection with his termination of employment.

Amounts and Benefits Payable Upon a Qualifying Termination

Upon a termination of the named executive officer's employment by the Company without cause or the named executive officer's resignation for good reason (a "Qualifying Termination") as of December 31, 2023, pursuant to the terms of such named executive officer's employment agreement in effect at the time, and subject to the execution of a standard severance agreement and compliance with customary post-termination covenants as further described below, Ms. Munson is entitled to severance equal to at least 12 months of then-current salary from the date of such Qualifying Termination, payable in the Company's sole election via a lump sum amount, salary continuance, or a combination thereof, as well as twelve months of health benefits coverage or, at our option, COBRA coverage. Additionally, Ms. Munson's 2022 award agreement provides that her next tranche of unvested RSUs will become fully vested as of the date of such termination of employment. Mr. Gross is not entitled to severance upon a Qualifying Termination as of December 31, 2023 pursuant to the terms of his employment agreement in effect at the time.

Pursuant to the 2021 Plan, each of our named executive officers is entitled to accelerated vesting of a portion of any outstanding and unvested three-year cliff-vesting RSU awards, equal to (i) 20% of the award, if a Qualifying Termination occurs after one year from the vesting start date but before two years, or (ii) 40% of the award, if a Qualifying Termination occurs after two years from the vesting start date, but before three years.

 

Pursuant to her employment agreement in effect on December 31, 2023, Ms. Munson is bound by covenants not to compete with Vimeo and not to solicit Vimeo's employees, customers or business partners during the term of her employment and for 12 months thereafter. Each of Mr. Gross and Ms. Munson is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property and mutual non-disparagement covenants.

For Ms. Munson, the terms "cause" and "good reason" have the meanings set forth in Schedule B to her employment agreement dated April 2, 2022.

Amounts and Benefits Payable Upon Death or Disability

Upon a termination of the named executive officer's employment by the Company due to death or disability as of December 31, 2023, pursuant to the 2021 Plan, any option or SAR held by the individual that was exercisable immediately before the termination of employment may be exercised at any time until the earlier of (a) the first anniversary of such termination of employment and (b) the expiration of the term thereof.

Amounts and Benefits Payable Upon a Change in Control

Under the 2021 Plan, unless otherwise provided by the administrator in the applicable award agreement, in the event that, upon a termination of employment (other than for cause or disability) or resignation for good reason during the two (2)-year period following a "change in control" (as such term is defined in the 2021 Plan):

- all unvested stock options and SARs, including the stock options and SARs held by our named executive officers, outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will become fully vested and exercisable and will remain exercisable for the greater of: (i) the period that they would have remained exercisable absent the change in control provision and (ii) the lesser of the original term or one (1) year following such termination or resignation;
- all restrictions applicable to all restricted stock awards outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will lapse and such restricted stock awards will become fully vested and transferable; and
- all RSUs, including the RSUs held by our named executive officers, outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will become fully vested and such RSUs will be settled in cash or shares of Vimeo common stock as promptly as practicable.

Upon a Qualifying Termination on December 31, 2023 that occurred during the two year period following a change in control of Vimeo (as defined in the 2021 Plan and related award agreements), the vesting of all then outstanding and unvested Vimeo RSUs, options or SARs held by each NEO would have been accelerated.

Potential Payments Upon Termination or Change in Control Table

The amounts that would become payable to our named executive officers upon the events described above, assuming a termination date of December 31, 2023, are described and quantified in the table below. These amounts exclude the effect of any applicable taxes, are based on the named executive officer's base salary on December 31, 2023, and the number of Vimeo equity awards outstanding and unvested on December 31, 2023, and the closing price of Vimeo common stock ($3.92), on December 29, 2023, the last trading date of fiscal year 2023. Amounts are not included in the table for Ms. Sud or Messrs. Cox and Kornfilt, as they were not employed as executive officers on December 31, 2023. A description of the payments and benefits each former executive officer received in connection with his or her termination of employment is described above in the "Estimated Potential Payments Upon Termination or Change in Control—Overview" section and the "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" section. Mr. Cox did not receive any severance payments in connection with his employment termination.



Name and Benefit	Qualifying Termination	Qualifying Termination During the Two Year Period Following a Change in Control of Vimeo	Death/Disability
Adam Gross			
Market value of Vimeo RSUs that would vest (1)	$ —	$ 652,453	$—
Total estimated severance benefits	$ —	$ 652,453	$—
Gillian Munson			
Continued salary	$ 400,000	$ 400,000	$—
Continued health coverage (2)	$ 31,507	$ 31,507	—
Market value of Vimeo RSUs that would vest (1)	$1,081,661	$4,069,423(3)	$—
Total estimated severance benefits	$1,513,168	$4,500,930	$—

1. Represents the closing price of Vimeo common stock ($3.92) on December 29, 2023 multiplied by the number of RSUs accelerated upon the occurrence of the relevant event.
2. Represents the total payments necessary to cover the full premiums for continued coverage under the Company's medical and dental plans through COBRA for 12 months. Ms. Munson had not elected to participate in Company healthcare coverage as of December 31, 2023, therefore the amount indicated represents the COBRA rates that would apply if she had elected the highest levels of coverage as of such date.
3. Represents (i) $2,163,323 payable for the outstanding RSUs held by Ms. Munson, and (ii) $1,906,100 payable for the outstanding market-based RSUs held by Ms. Munson, based on a 20-day volume weighted average price of 3.89 as of December 31, 2023. For further information on the market-based RSUs, please see "Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentives" above.

 

Pay Versus Performance

In accordance with Item 402(v) under Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"), the following table sets forth information concerning pay versus performance for our Principal Executive Officer ("PEO") and the average compensation of our non-Principal Executive Officer named executive officers ("Non-PEO NEOs") for the fiscal years ended December 31, 2023, December 31, 2022 and December 31, 2021. For further information concerning our executive compensation program and how we align executive compensation with our performance, see the "Executive Compensation—Compensation Discussion and Analysis" section within this proxy statement.

Year (1)	Summary Compensation Table Total for Former Interim PEO(2)	Summary Compensation Table Total for Former PEO(2)	Compensation Actually Paid to Former Interim PEO (3)	Compensation Actually Paid to Former PEO (3)	Average Summary Compensation Table Total for Non-PEO NEOs(2)	Average Compensation Actually Paid to Non-PEO NEOs (3)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return (4)	Peer Group Total Shareholder Return (5)	Net Income (Loss)(6)	Adjusted EBITDA(7)
2023	$1,483,086	$3,106,674	$1,445,162	$(965,513)	$2,859,313	$1,351,213	$8.64	$143.02	$22,031,807	$34,418,241
2022	N/A	$8,095,861	N/A	$(4,924,823)	$5,810,709	$(3,262,750)	$7.56	$90.61	$(79,591,879)	$(8,233,640)
2021	N/A	$18,844,127	N/A	$7,515,181	$8,213,980	$(17,568,253)	$39.57	$126.19	$(52,767,116)	$(9,353,226)

1. The PEO and other NEOs for the applicable years were as follows:

    - 2023: Ms. Sud (through August 31, 2023, "Former PEO") and Mr. Gross (since September 1, 2023, "Former Interim PEO") served as our PEOs and Ms. Munson, Mr. Cox, and Mr. Kornfilt served as the Non-PEO NEOs.

    - 2022: Ms. Sud served as our PEO and Ms. Munson and Mr. Kornfilt, Michael Cheah (former General Counsel and Secretary) and Narayan Menon (former Chief Financial Officer) served as the Non-PEO NEOs.

    - 2021: Ms. Sud served as our PEO and Messrs. Kornfilt and Menon served as the Non-PEO NEOs.

2. Amounts represent the total compensation reported in the Summary Compensation Table for each of Mr. Gross as our Former Interim PEO as of December 31, 2023, and Ms. Sud as our Former PEO, and the average total compensation reported in the Summary Compensation Table for our Non-PEO NEOs for the indicated fiscal years.

3. Amounts represent compensation actually paid to our Former Interim PEO, Former PEO and the average compensation actually paid to our non-PEO NEOs for the relevant fiscal year, as determined under SEC rules. The table below describes the difference between summary compensation table totals and compensation actually paid totals. Because our stock price has generally decreased since the applicable grant dates, our compensation actually paid totals in some cases reflect a negative number. In calculating the "Compensation Actually Paid" amounts reflected in these columns, the valuation methodology used to calculate the fair value of the equity awards did not materially differ from those disclosed as of the grant date in the "Notes to Consolidated Financial Statements" in our 2023 Annual Report and our Annual Reports on Form 10-K for prior fiscal years.



	2023			2022		2021	
	PEO (Former Interim PEO)	PEO (Former PEO)	Average Non-PEO NEOs	PEO (Former PEO)	Average Non-PEO NEOs	PEO (Former PEO)	Average Non-PEO NEOs
Total Compensation for covered fiscal year (FY) from Summary Compensation Table (SCT)	$1,483,086	$ 3,106,674	$ 2,859,313	$ 8,095,861	$ 5,810,709	$ 18,844,127	$ 8,213,980
DEDUCT: grant date fair value (GDFV) of equity awards granted during FY from SCT	$ (789,093)	$(2,178,116)	$(2,360,022)	$(7,184,861)	$(5,278,561)	$(17,634,127)	$ (7,465,230)
ADD: Fair value (FV) as of FY-end of equity awards granted during the year that are outstanding and unvested as of FY-end	$ 605,346	$ —	$ 998,335	$ 417,816	$ 1,062,942	$ 7,729,894	$ 3,091,958
ADD: change as of end of FY (from end of prior FY) in FV of awards granted in any prior year that are outstanding and unvested as of FY-end	$ 5,888	$ —	$ 90,138	$(6,253,639)	$(1,793,180)	$ —	$(20,451,084)
ADD: vesting date FV for any equity awards granted during the year that vested at the end of or during FY	$ 125,988	$ —	$ —	$ —	$ —	$ —	$ —
ADD: change as of the vesting date (from end of prior FY) in FV for any equity awards granted in any prior year that vested at the end of or during FY	$ 13,947	$ —	$ 49,728	$ —	$(1,451,448)	$ (1,424,713)	$ (957,877)
DEDUCT: FV at the end of the prior FY for awards granted in any prior year that failed to meet applicable vesting conditions during FY	$ —	$(1,894,071)	$ (286,280)	$ —	$(1,613,213)	$ —	$ —
ADD: Value of dividends or other earnings paid on stock or option awards in FY not otherwise reflected in total compensation	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Compensation Actually Paid (as defined by SEC rule)	$1,445,162	$ (965,513)	$ 1,351,213	$(4,924,823)	$(3,262,750)	$ 7,515,181	$(17,568,253)

4. Amounts reported in this column represent cumulative total shareholder return "TSR" of the Company under SEC rules from May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq), through the last trading day for the applicable fiscal year in the table. TSR is calculated by assuming the investment of $100 in our common stock on May 25, 2021 and the reinvestment of dividends. The closing market price of our common stock on May 25, 2021 was $45.39 per share.

5. Amounts reported in this column represent the peer group TSR under SEC rules from May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq), through the last trading day for the applicable fiscal year in the table. The peer group TSR is calculated by assuming the investment of $100 in the Standard & Poor Information Technology Index on May 25, 2021 and the reinvestment of dividends. The peer group used for this purpose is the Standard & Poor Information Technology Index, the same peer group we use for purposes of Item 201(e) of Regulation S-K.

6. Amounts reported represent the amount of net income (loss) of the Company reported in our Annual Report on Form 10-K for the applicable fiscal year.

7. Our company-selected measure is Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"), which is a non-GAAP measure defined as operating loss excluding: (1) stock-based compensation expense; (2) depreciation; (3) acquisition-related items consisting of (i) amortization of intangible assets, (ii) impairments of goodwill and intangible assets, if applicable, and (iii) gains and losses recognized on changes in the fair value of contingent consideration arrangements; and (4) restructuring costs associated with exit or disposal activities such as a reduction in force. Adjusted EBITDA is calculated as described in Annex B.

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," we consider several performance measures when making compensation decisions. Not all of these Company measures are presented in the Pay versus Performance table above. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

 

"Compensation Actually Paid" and Cumulative TSR

The amount of "compensation actually paid" to Ms. Sud was generally aligned with the Company's cumulative TSR for 2021 and 2022 as both decreased. For 2023, the Company's cumulative TSR increased slightly, which is still generally aligned with the amount of "compensation actually paid" to Mr. Gross and Ms. Sud, in the aggregate, as it also increased. Over the three years presented in the table, the average amount of "compensation actually paid" to the Company's Non-PEO NEOs as a group increased, which generally aligned with the Company's cumulative TSR for 2023, but not for the prior years which was the result of turnover within our non-PEO NEO group.

"Compensation Actually Paid" and Net Income

The Company does not use net income (loss) as a performance measure in its overall executive compensation program and therefore would not expect a meaningful relationship to exist between the measures and no such relationship does exist.

"Compensation Actually Paid" and Adjusted EBITDA

For 2021 and 2022, the amount of "compensation actually paid" to Ms. Sud and the average amount of "compensation actually paid" to the Company's Non-PEO NEOs as a group, decreased and increased by a relatively large margin, respectively, whereas the Company's Adjusted EBITDA decreased, but was relatively consistent, over the two years. For 2023, the amount of "compensation actually paid" to Mr. Gross and Ms. Sud, in the aggregate, and the average amount of "compensation actually paid" to the Company's Non-PEO NEOs as a group both increased, and the Company's Adjusted EBITDA increased significantly, primarily due to a decrease in gross profit, more than offset by decreases in compensation expense and other employee-related costs, advertising costs, and provision for credit losses, as discussed in more detail in our 2023 Annual Report. We use Adjusted EBITDA as a metric in our annual incentive program, but not as a multi-year financial metric for our performance-based equity awards, which means that the relationship between this metric and "compensation actually paid" will not necessarily be aligned as a result of the different time periods that are being evaluated.

Cumulative TSR of the Company and Cumulative TSR of the Peer Group

Our cumulative TSR over the period beginning on May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq) through December 31, 2023 was $8.64, while the cumulative TSR of the peer group presented for this purpose, the Standard & Poor Information Technology Index, was $143.02 over the same time period.

Performance Measures

The following is an unranked list of financial performance measures, including the Company-Selected Measure, which in our assessment represent the most important financial performance measures used by the Company in considering compensation actually paid to our NEOs for 2023:

- Adjusted EBITDA
- Revenue
- Bookings

While these financial measures are the most important financial measures we used to align compensation actually paid to our NEOs for 2023, company performance and additional financial and other measures were also used to align pay and performance, as further described in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement.



Pay Ratio Disclosure

In accordance with Item 402(u) under Regulation S-K of the Securities Act, we are required to disclose the ratio of our median employee's annual total compensation to the annual total compensation of our former Interim Chief Executive Officer, Adam Gross, who served in such role from September 1, 2023 until April 8, 2024. The pay ratio disclosure set forth below is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

For the fiscal year ended December 31, 2023: (i) the estimated median of the total annual compensation of all Vimeo employees (other than Mr. Gross) was approximately $124,736, (ii) the total annual compensation of Mr. Gross, which also includes amounts he received as a non-employee director prior to his service as Interim Chief Executive Officer, on an annualized basis, was $1,896,163 and (iii) the ratio of Mr. Gross' annualized total compensation to the median of the annual total compensation of our other employees was approximately 15 to 1. In determining Mr. Gross' total annual compensation, we adjusted the compensation reported in the "Summary Compensation Table" to reflect his compensation as if he were the CEO for the full calendar year by increasing his base salary to the annualized base salary of $600,000, while including his fees earned as a director. For purposes of calculating the pay ratio herein, this resulted in total annual compensation of $1,896,163 for the CEO as opposed to the amount shown in the "Summary Compensation Table."

To identify our median employee, we first identified our total number of employees as of December 31, 2023 (1,070 in total, 459 of whom were located in various jurisdictions outside of the United States). We then selected total target compensation (base, target bonus and the target grant date fair value of equity awards) in 2023 as our consistently applied compensation measure, as permitted by SEC rules, which we compared across the applicable employee population, using ending salary on December 31, 2023. After we identified the median employee, we determined such employee's total annual compensation in the same manner as we determined Mr. Gross' total annual compensation in the "Summary Compensation Table."

 

Director Compensation

Non-Employee Director Compensation Arrangements. The Compensation and Human Capital Management Committee has primary responsibility for establishing non-employee director compensation arrangements, which have been designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Vimeo common stock to further align the interests of our non-employee directors with those of our stockholders. Under the non-employee director compensation arrangements in effect during 2023: (i) each non-employee director received an annual retainer in the amount of $50,000, (ii) each member of the Audit Committee and Compensation and Human Capital Management Committee (including their respective Chairpersons) received an additional annual retainer in the amount of $10,000 and $5,000, respectively and (iii) the Chairpersons of each of the Audit Committee and Compensation and Human Capital Management Committee received an additional annual retainer in the amount of $20,000, with all amounts being paid quarterly, in arrears.

In addition, these arrangements in effect during 2023 also provided that each non-employee director receive a grant of Vimeo RSUs with a dollar value of $200,000 annually upon their initial election to the Board and annually thereafter upon re-election on the date of Vimeo's annual meeting of stockholders, the terms of which provide for: (i) vesting in two equal installments on each of the first two anniversaries of the grant date, (ii) cancellation and forfeiture of unvested RSUs upon a termination of service with Vimeo and its affiliates and (iii) full acceleration of the vesting of RSUs upon a change in control of Vimeo in the event of termination of service with Vimeo and its affiliates. The Company also reimburses non-employee directors for all reasonable expenses incurred in connection with attendance at Vimeo Board and Board committee meetings. Joseph Levin, who served as Chairman of the Board from the Spin-off until March 2023, did not participate in Vimeo's non-employee director compensation arrangements. Glenn Schiffman participated in Vimeo's non-employee director compensation arrangements until he became Chairman of the Board in March 2023. On March 21, 2023, in connection with Mr. Schiffman's appointment as Chairman of the Board and upon the recommendation of the Company's Compensation and Human Capital Management Committee and the advice of CAP based on a review of peer and public survey data, as described above under "Executive Compensation—Compensation Discussion and Analysis—2023 Compensation Peer Group", the Company granted the following compensation package to Mr. Schiffman: (i) 250,000 RSUs and (ii) 250,000 options to purchase shares of Company common stock, both of which will vest in full three years after the grant date. The Committee determined to grant Mr. Schiffman this award in consideration of Mr. Schiffman's extensive experience in finance, risk management, information security, and strategic transactions, as well as Mr. Schiffman's background with IAC and extensive knowledge of the Company. To be entitled to each award, Mr. Schiffman must be serving as Chairman of the Board through the vesting date. In the event of a change of control (as defined in the 2021 Plan), the awards shall vest in their entirety. Prior to his service as Interim Chief Executive Officer, Mr. Gross served as a non-employee member of our Board, and therefore was eligible to participate in our non-employee director compensation program. From September 1, 2023 through April 8, 2024, Mr. Gross did not participate in our non-employee director compensation program, however Mr. Gross' previously-granted director-issued equity compensation continued to vest on its regular vesting schedule.

Deferred Compensation Plan for Non-Employee Directors. In December 2021, the Compensation and Human Capital Management Committee approved a Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"). Pursuant to the plan, non-employee directors may defer all or a portion of their Board and Board committee fees. Eligible directors who defer all or any portion of these fees can elect to have such deferred fees notionally invested in shares of Vimeo common stock (represented by Vimeo share units) or credited to a cash fund. If any dividends are paid on Vimeo common stock, dividend equivalents will be credited on the Vimeo share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase & Co. After a director ceases to be a member of the Board, he or she will receive: (i) with respect to share units, the number of shares of Vimeo common stock represented by such share units, and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments are generally made in one lump sum payment, unless a director initially elected to receive up to five annual installments, after the relevant director leaves the Board and otherwise in accordance with the plan.

2023 Non-Employee Director Compensation. The table below provides the amount of: (i) fees earned by non-employee directors for services performed during 2023, (ii) the grant date fair value of RSU awards granted in



Director Compensation

2023, and (iii) the grant date fair value of option awards granted in 2023. Mr. Gross' compensation in respect of his service as a non-employee director prior to September 1, 2023 is included with that of our other named executive officers above in the "Summary Compensation Table."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Alesia J. Haas	80,000	189,331	—	269,331
Jay Herratti	58,489	189,331	—	247,820
Ida Kane	60,000	189,331	—	249,331
Mo Koyfman	75,000(1)	189,331	—	264,331
Spike Lee (4)	50,000	189,331	—	239,331
Joseph Levin (5)	—	—	—	—
Nabil Mallick (4)	43,819(1)	189,331	—	233,150
Alexander von Furstenberg	28,434	189,331	—	217,765
Glenn H. Schiffman	10,955(1)	892,500	467,500	1,370,955

1. Messrs. Koyfman, Mallick, and Schiffman elected to participate in Vimeo's Deferred Compensation Plan. The amounts represent the dollar value of fees deferred in the form of share units by the relevant director under Vimeo's Deferred Compensation Plan. Mr. Schiffman participated in Vimeo's Deferred Compensation Plan until March 20, 2023, when he became Chairman of the Board. The amounts previously accrued by Mr. Schiffman continue to be held in book entry by the Company and will be paid out in accordance with the terms of the Deferred Compensation Plan. Mr. Mallick's deferred compensation was paid out 90 days after his departure from the Board.
2. Reflects the grant date fair value of RSU awards granted to the director during 2023, calculated by multiplying the closing market price of Vimeo common stock on the grant date by the number of RSUs awarded. We do not estimate forfeitures in calculating the grant date fair value of the RSUs, as permitted by FASB ASC Topic 718. The Company uses a volume-weighted average closing price of its common stock to determine the number of RSUs awarded to directors. As of December 31, 2023, our directors held the following number of RSUs in the aggregate:

Name	Outstanding RSUs (#)
Alesia J. Haas	56,461
Jay Herratti	56,461
Ida Kane	56,461
Mo Koyfman	56,461
Spike Lee	56,461
Alexander von Furstenberg	44,444
Glenn H. Schiffman	262,017

Mr. Lee forfeited all unvested RSUs in connection with his departure from the Board in February 2024. In addition to the RSUs listed above, as a result of the Spin-off, as of December 31, 2023, each of Messrs. Levin and Schiffman held 1,623,500 and 618,553 Vimeo stock options, respectively, issued in respect of IAC stock options previously granted as part of their compensation received as officers of IAC and unrelated to their service as directors of Vimeo. Additionally, as of this same date, Mr. Levin held 3,247,000 shares of Vimeo restricted stock issued in respect of IAC restricted stock previously granted as part of his compensation by IAC, as described below. In the Spin-off, Mr. Levin's existing IAC restricted stock was converted into these shares of Vimeo restricted stock based on the Spin-off exchange ratio, and Mr. Levin retained his original 3,000,000 shares of IAC restricted stock. The Vimeo restricted stock agreement with Mr. Levin was amended and restated in March 2023 in connection with Mr. Levin's resignation as Chairman and Board member.

3. Reflects the grant date fair value of Mr. Schiffman's option award granted in 2023. We do not estimate forfeitures in calculating the grant date fair value of the options, as permitted by FASB ASC Topic 718. The assumptions used to value the options for this purpose are set forth in Note 11 to our consolidated financial statements included in our 2023 Annual Report.
4. Mr. Lee resigned from the Board effective February 16, 2024. Mr. Mallick resigned from the Board effective October 18, 2023.
5. Mr. Levin, Chairman of our Board until March 20, 2023, did not participate in our non-employee director compensation arrangements.

 

Treatment of Mr. Levin's IAC Restricted Stock Award in connection with the Spin-off

On November 5, 2020, Mr. Levin received an IAC Restricted Stock award covering 3,000,000 shares of IAC common stock. In connection with the Spin-off, as dictated by the terms of Mr. Levin's IAC employment agreement, Mr. Levin's existing IAC restricted stock award converted to 4,8750,000 shares of Vimeo restricted common stock based on the Spin-off exchange ratio, and Mr. Levin retained his shares of IAC restricted common stock. In connection with the Spin-off, Vimeo and Mr. Levin entered into a restricted stock agreement (the "RSA") covering such restricted shares of Vimeo common stock, with the vesting of such shares generally subject to the same requirements as are applicable to the IAC Restricted Stock award, including Vimeo stock price performance goals that reflect the impact of the Spin-off. Mr. Levin resigned from the Board in March 2023, but continues to be involved with the Board and the Company, serving as Special Advisor to the Board. The RSA was amended in March 2023 in connection with Mr. Levin's departure from the Board, and the total number of shares underlying the RSA was reduced to 3,247,000. Under the amended RSA, upon a change in control of Vimeo, a designated percentage of the Vimeo Restricted Stock award will vest based on the timing of the change in Control and subject to a floor of 30%, escalating to 100%. The fair value of the Vimeo Restricted Stock Award was determined using a lattice model that incorporated a Monte Carlo simulation of Vimeo's stock price and IAC's stock price. For additional information regarding the amended RSA, please see Exhibit 10.6 to our 2023 Annual Report.



Equity Compensation Plan Information

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes information, as of December 31, 2023, regarding Vimeo equity compensation plans pursuant to which grants of Vimeo stock appreciation rights, stock options, RSUs or other rights to acquire shares of Vimeo common stock may be made from time to time.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)(4)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders (1)(2)(3)	28,146,881	$5.58	16,066,158(5)
Equity compensation plans not approved by security holders	—	—	—
Total	28,146,881	$5.58	16,066,158(5)

1. Includes grants under Vimeo's 2021 Plan. For a description of this plan, see the first three paragraphs of Note 11 to the consolidated financial statements in our 2023 Annual Report.
2. Includes an aggregate of: (i) up to 12,546,082 shares issuable upon the vesting of Vimeo RSUs and (ii) up to 12,353,799 shares issuable upon the exercise of outstanding stock options and SARs, in each case, as of December 31, 2023.
3. Information excludes 3,247,000 shares of Vimeo restricted stock, which is reflected in the total number of shares of Vimeo common stock issued and outstanding as of December 31, 2023. The RSA was amended in March 2023.
4. The weighted-average exercise price is calculated based on the exercise prices of outstanding stock options and SARs and does not include outstanding Vimeo RSUs (which have no exercise price).
5. Pursuant to Vimeo's 2021 Plan, represents the number of shares remaining available for future delivery under the plan.

 

Security Ownership of Certain Beneficial Owners and Management

The following table presents, as of March 25, 2024, information relating to the beneficial ownership of Vimeo common stock and Class B common stock by: (1) each person known by Vimeo to beneficially own more than 5% of the outstanding shares of Vimeo common stock and/or Class B common stock, (2) each director nominee (all of whom are incumbent directors), (3) each 2023 Vimeo named executive officer, (4) all current directors and executives officers as a group and (5) certain other stockholders. As of March 25, 2024, there were 159,423,442 and 9,399,250 shares of Vimeo common stock and Class B common stock, respectively, outstanding.

Unless otherwise indicated, the beneficial owners listed below may be contacted at Vimeo's corporate headquarters located at 330 West 34th Street, 5th Floor, New York, New York 10001. For each listed person, the number of shares of Vimeo common stock and percent of such class listed includes vested Vimeo SARs and stock options, and assumes the conversion of any shares of Vimeo Class B common stock owned by such person and the vesting of any Vimeo SARs, stock options and/or RSUs scheduled to occur within sixty days of March 25, 2024, but does not assume the conversion, exercise or vesting of any such equity securities owned by any other person. Shares of Vimeo Class B common stock may, at the option of the holder, be converted on a one-for-one basis into shares of Vimeo common stock. The percentage of votes for all classes of capital stock is based on one vote for each share of Vimeo common stock and ten votes for each share of Vimeo Class B common stock.

Name and Address of Beneficial Owner	Vimeo Common Stock Number of Shares Owned	Vimeo Common Stock % of Class Owned	Vimeo Class B Common Stock Number of Shares Owned	Vimeo Class B Common Stock % of Class Owned	Percent of Vote (All Classes)
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	17,220,182(1)	10.8%	—	—	6.8%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	12,494,307(2)	7.8%	—	—	4.9%
T. Rowe Price Investment Management, Inc. 101 E. Pratt Street, Baltimore, MD 21201	10,881,174(3)	6.8%	—	—	4.3%
Barry Diller	11,527,867(4)	6.8%	9,399,250(5)	100%	37.9%
Joseph Levin	5,337,440(6)	3.2%	—	—	2.1%
Anjali Sud	2,746,727(7)	1.7%	—	—	1.1%
Adam Gross	85,988(8)	*	—	—	*
Gillian Munson	255,248(9)	*	—	—	*
Eric Cox	63,123(10)	*	—	—	*
Mark Kornfilt	1,383,291(11)	*	—	—	*
Philip Moyer	—	—	—	—	—
Alesia J. Haas	16,424(12)	*	—	—	*
Jay Herratti	22,799(13)	*	—	—	*
Ida Kane	16,424(14)	*	—	—	*
Mo Koyfman	16,797(15)	*	—	—	*
Glenn H. Schiffman	688,960(16)	*	—	—	*
Alexander von Furstenberg	107,157(17)	*	—	—	*
All current executive officers and directors as a group (10 persons)	1,229,979	0.8%			0.5%

*   The percentage of shares beneficially owned does not exceed 1% of the class.

1.   Based upon information regarding Vimeo holdings reported by way of Amendment No. 2 to Schedule 13G filed by The Vanguard Group



("Vanguard") with the SEC on January 10, 2024. Vanguard beneficially owns the Vimeo holdings disclosed in the table above in its capacity as an investment adviser. Vanguard has shared voting power over 115,786 shares of Vimeo common stock, sole dispositive power over 16,955,304 shares of Vimeo common stock, and shared dispositive power over 264,878 shares of Vimeo common stock listed in the table above.

2.   Based upon information regarding Vimeo holdings reported by way of a Schedule 13G filed by BlackRock, Inc. ("BlackRock") with the SEC on January 26, 2024. BlackRock has sole voting power over 12,013,602 shares of Vimeo common stock and sole dispositive power over 12,494,307 shares of Vimeo common stock listed in the table above.

3.   Based upon information regarding Vimeo holdings reported by way of a Schedule 13G filed by T. Rowe Price Investment Management, Inc. ("T. Rowe") with the SEC on February 14, 2024. T. Rowe beneficially owns the Vimeo holdings disclosed in the table above in its capacity as an investment adviser. T. Rowe has sole voting power over 3,336,544 shares of Vimeo common stock and sole dispositive power over 10,881,174 shares of Vimeo common stock listed in the table above.

4.   Consists of (i) 505,117 shares of Vimeo common stock, including (a) 502,340 shares of Vimeo common stock held directly and/or through the Arrow Trust, over which Mr. Diller has sole investment and voting power, and (b) 2,777 shares of Vimeo common stock held by a family foundation as to which Mr. Diller may be deemed to share voting and investment power and as to which Mr. Diller disclaims beneficial ownership, (ii) 1,623,500 shares of Vimeo common stock underlying vested stock options, and (iii) 9,399,250 shares of Vimeo Class B common stock, which are convertible on a one-for-one basis into shares of Vimeo common stock, held directly by Mr. Diller and/or through the Arrow Trust, over which Mr. Diller has sole investment and voting power.

5.   Consists of 9,399,250 shares of Vimeo Class B common stock, which are convertible on a one-for-one basis into shares of Vimeo common stock, held directly by Mr. Diller and/or through the Arrow Trust, over which Mr. Diller has sole investment and voting power.

6.   Consists of (i) 3,247,000 shares of Vimeo common stock held directly by Mr. Levin, representing a Restricted Stock Award made to Mr. Levin in June 2021 (for a description of this award, see Exhibit 10.6 to our 2023 Annual Report), (ii) 466,940 shares of Vimeo common stock held directly by Mr. Levin and (iii) 1,623,500 shares of Vimeo common stock underlying vested stock options.

7.   Consists of (i) 2,738,610 shares of Vimeo common stock underlying vested SARs held by Ms. Sud and (ii) 8,117 shares of Vimeo common stock underlying vested options held by Ms. Sud.

8.   Consists of (i) 61,548 shares of Vimeo common stock held directly by Mr. Gross and (ii) 24,440 shares of Vimeo common stock underlying RSUs held by Mr. Gross that will vest within 60 days of March 25, 2024.

9.   Consists of 255,248 shares of Vimeo common stock held directly by Ms. Munson.

10. Consists of 63,123 shares of Vimeo common stock held directly by Mr. Cox.

11. Consists of (i) 166,132 shares of Vimeo common stock held directly by Mr. Kornfilt, and (ii) 1,217,159 shares of Vimeo common stock underlying vested SARs held by Mr. Kornfilt.

12. Consists of 16,424 shares of Vimeo common stock held directly Ms. Haas.

13. Consists of 22,799 shares of Vimeo common stock held directly by Mr. Herratti.

14. Consists of 16,424 shares of Vimeo common stock held directly by Ms. Kane.

15. Consists of 16,797 shares of Vimeo common stock held directly by Mr. Koyfman.

16. Consists of (i) 70,407 shares of Vimeo common stock held directly by Mr. Schiffman and (ii) 618,553 shares of Vimeo common stock underlying vested options held by Mr. Schiffman.

17. Consists of 107,157 shares of Vimeo common stock held directly by Mr. von Furstenberg.

 

Certain Relationships and Related Party Transactions

Policies and Procedures for Related Party Transactions

We currently have a written related party transaction policy that sets forth our procedures for the identification, review, consideration, and approval or ratification of related party transactions. For purposes of our policy only, a related person transaction is a transaction, contract, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (x) we were, are or will be a participant, (y) the amount involved exceeds or is expected to exceed $120,000 and (z) a related party had, has or will have a direct or indirect material interest. Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our management must present information regarding the related party transaction to the Audit Committee for review, consideration and approval or ratification. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy.

Related Party Transactions

Based on a review of the transactions between Vimeo and our directors and executive officers, their immediate family members, and their affiliated entities, as well as beneficial owners of more than 5% of the outstanding shares of our common stock and/or Class B common stock, we have determined that, since the beginning of 2023, we were a party to a number of transactions identified as related party transactions under our related party transaction policy.

Relationship with IAC following the Spin-off

Vimeo considers IAC to be a related party pursuant to our related party transaction policy because of the relationships between IAC and certain of our current and former directors, including Mr. Levin, Mr. Diller, and Mr. von Furstenberg. Following the Spin-off, the relationship between Vimeo and IAC has been governed by a number of agreements. These agreements include: a separation agreement; a tax matters agreement; a transition services agreement; an employee matters agreement; and a data protection agreement. These agreements were entered into as of May 24, 2021 and are filed as exhibits to our 2023 Annual Report, and the summaries of these documents that follow are qualified in their entirety by reference to the full text of those documents. The total charges incurred for the years ended December 31, 2023, 2022, and 2021 pursuant to these agreements were $0.8 million, $3.6 million, and $12.8 million, respectively. The charges for the year ended December 31, 2023 included $0.8 million related to Vimeo's coverage prior to the Spin-off under IAC's membership with a patent risk management service, RPX Corporation, which were paid in the fourth quarter of 2023. As of the date of this proxy statement, there was no amount due to IAC.

In November 2021, Vimeo entered into a sublease agreement with a subsidiary of Angi Inc., which is also an indirect subsidiary of IAC, whereby Vimeo agreed to sublease the 10th floor at 330 West 34th Street (the "West 34th Street Sublease") in New York City. In July 2022, Vimeo extended the terms of the West 34th Street Sublease, and added a sublease of a portion of the fifth floor, both through April 2028. At December 31, 2023 and 2022, Vimeo had a current lease liability of $2.3 million and $2.0 million, respectively, and a non-current lease liability of $10.7 million and $13.0 million, respectively, related to the West 34th Street Sublease. Prior to the Spin-off, IAC allocated rent expense to Vimeo for the space that it occupied in IAC's headquarters building at 555 West 18th Street in New York City. Upon the completion of the Spin-off, Vimeo entered into an operating lease agreement with IAC for this space, which Vimeo subsequently vacated on June 30, 2022. Rent expense for these properties for the years ended December 31, 2023, 2022, and 2021 were $3.5 million, $4.6 million, and $4.4 million, respectively. Rent expense paid specifically to IAC for the year ended December 31, 2023 was $3.3 million.

For the year ended December 31, 2021, Vimeo's consolidated statement of operations also included $1.0 million of costs allocated by IAC, including stock-based compensation expense, related to IAC's accounting, treasury, legal,



tax, corporate support, financial systems, and internal audit functions. These allocations were based on Vimeo's revenue as a percentage of IAC's total revenue and are reflected in Vimeo's consolidated balance sheet for the fiscal year ended December 31, 2023 in the 2023 Annual Report within "Additional paid-in-capital." It is not practicable to determine the actual expenses that would have been incurred for these services had Vimeo operated as a standalone entity during the periods presented. Management considers the allocation method to be reasonable.

Separation Agreement

The separation agreement provided for restructuring transactions including, among other things, the transfer to Vimeo of IAC's equity interests in Vimeo OpCo and the repayment by Vimeo OpCo of all outstanding intercompany debt owed to IAC and its subsidiaries (other than Vimeo OpCo's subsidiaries). The separation agreement also provided for the pre-Spin-off adoption of the certificate of incorporation and by-laws of Vimeo that came into effect at the time of the Spin-off.

Tax Matters Agreement

In connection with the Spin-off, IAC and Vimeo entered into a tax matters agreement that governs the parties' respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution to qualify as tax-free for U.S. federal income tax purposes), entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters.

In addition, the tax matters agreement imposes certain restrictions on Vimeo and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the distribution. The tax matters agreement provides special rules that allocate tax liabilities in the event the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Code. Under the tax matters agreement, IAC and Vimeo generally are responsible for any taxes and related amounts imposed on either of the parties as a result of a failure to so qualify to the extent that the failure to so qualify is attributable to a breach of the relevant representations or covenants made by that party in the tax matters agreement or an acquisition of such party's equity securities or assets.

Transition Services Agreement

Under the transition services agreement, each of IAC and Vimeo provided to the other party on an interim, transitional basis, various support services, which included support with governmental affairs, finance and accounting services, corporate sourcing, legal affairs, systems support, and any such other support services as to which IAC and Vimeo mutually agreed. The charges for these services were generally on an actual cost basis (without markup), except as otherwise agreed upon prior to the completion of the Spin-off. Each of IAC and Vimeo, as recipient of services, had the right to terminate the transition services agreement with respect to one or more particular services upon 90 days' prior written notice. During the year ended December 31, 2023, Vimeo paid a total of $820,500 to IAC for services under the transition services agreement. In September 2021, Vimeo and IAC entered into an allocation agreement whereby Vimeo maintained coverage under IAC's membership with a patent risk management service, RPX Corporation ("RPX"), and whereby Vimeo shares the costs of IAC's membership with RPX for the period through September 18, 2023. In October 2021, Vimeo paid to IAC $200,000 in connection with the RPX allocation agreement for the period of September 2021 to September 2022, and in September 2022, Vimeo paid to IAC $200,000 in connection with the RPX allocation agreement for the period of September 2022 to September 2023. As of September 2023, Vimeo had entered into its own coverage arrangement directly with RPX. As of December 31, 2023, all services pursuant to the transition services agreement have been completed.

 

Other Matters

Annual Reports

Upon written request to the Corporate Secretary, Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, Vimeo will provide without charge to each person solicited a printed copy of Vimeo's 2023 Annual Report, including the financial statements and financial statement schedule filed therewith. Copies are also available on our website, www.vimeo.com. Vimeo will furnish requesting stockholders with any exhibit to its 2023 Annual Report upon payment of a reasonable processing fee.

Stockholder Proposals and Director Nominees for Presentation at the 2025 Annual Meeting

Eligible stockholders who wish to have a proposal considered for inclusion in Vimeo's proxy materials for presentation at the 2025 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must ensure that such proposals are received by Vimeo at its corporate headquarters no later than December 11, 2024. Stockholder proposals submitted for inclusion in Vimeo's proxy materials must be made in accordance with the provisions of Rule 14a-8 of the Exchange Act. If Vimeo does not receive notice of the proposal at its corporate headquarters prior to such date, such proposal will be considered untimely for purposes of Rules 14a-8. If the date of the 2024 Annual Meeting of Stockholders is moved by more than 30 days from the date contemplated at the time of the previous year's proxy statement, then notice must be received within a reasonable time before Vimeo begins to print and send proxy materials. If that happens, Vimeo will publicly announce the deadline for submitting a proposal in a press release or in a document filed with the SEC.

Eligible stockholders who wish to present a proposal at the 2025 Annual Meeting of Stockholders without inclusion of the proposal in Vimeo's proxy materials are required to provide notice of such proposal to Vimeo no later than February 24, 2025. If Vimeo does not receive notice of the proposal at its corporate headquarters prior to such date, such proposal will be considered untimely for purposes of Rule 14a-4 and 14a-5 of the Exchange Act, and those Vimeo officers who have been designated as proxies for the 2024 Annual Meeting will accordingly be authorized to exercise discretionary voting authority to vote for or against the proposal. Vimeo reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

In addition, a stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees at the 2025 Annual Meeting of Stockholders must deliver written notice to the Company setting forth the information required by Rule 14a-19 under the Exchange Act no later than March 22, 2025. If we change the date of the 2025 annual meeting of stockholders by more than 30 days from the date of this year's Annual Meeting, your written notice must be received by the later of 60 days prior to the date of the 2025 annual meeting or the 10th calendar day following the day on which public announcement of the date of the 2025 annual meeting of stockholders is first made.

Householding

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to send one set of printed proxy materials to any household at which two or more stockholders reside if they appear to be members of the same family or have given their written consent (each stockholder continues to receive a separate proxy card). This process, which is commonly referred to as "householding," reduces the number of duplicate copies of proxy materials stockholders receive and reduces printing and mailing costs. Only one set of our printed proxy materials will be sent to stockholders eligible for householding unless contrary instructions have been provided.

Once you have received notice that your broker or Vimeo will be householding your proxy materials, householding will continue until you are notified otherwise or you revoke your consent. You may request a separate Notice or set of printed proxy materials by sending a written request to Investor Relations, Vimeo, Inc., 330 West 34th Street,



Other Matters

5th Floor, New York, New York 10001, by calling +1 212-524-8791 or by e-mailing *ir@vimeo.com*. Upon request, Vimeo undertakes to deliver such materials promptly.

If at any time: (i) you no longer wish to participate in householding and would prefer to receive a separate set of our printed proxy materials or (ii) you and another stockholder sharing the same address wish to participate in householding and prefer to receive one set of our proxy materials, please notify your broker if you hold your shares in street name or Vimeo if you are a stockholder of record. You can notify us by sending a written request to Investor Relations, Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, by calling +1 212-524-8791 or by e-mailing *ir@vimeo.com*.

 

Annex A

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
VIMEO, INC.**

Vimeo, Inc. (hereinafter called the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the Corporation is: Vimeo, Inc. Vimeo, Inc. was originally incorporated under the name Vimeo Holdings, Inc., and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 15, 2020 and subsequently amended on May 21, 2021 and amended and restated effective as of 12:01a.m., Eastern time, on May 25, 2021 and subsequently further amended and restated on   , 2024.

2. This Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors of the Corporation in accordance with Sections 103, 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the sole stockholder of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware, and is to become effective upon filing.

3. The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

The name of the Corporation is Vimeo, Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV

The Corporation shall have the authority to issue one billion six hundred million (1,600,000,000) shares of $0.01 par value Common Stock, four hundred million (400,000,000) shares of $0.01 par value Class B Common Stock, and one hundred million (100,000,000) shares of $0.01 par value Preferred Stock.

A statement of the designations of each class and the powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

A. COMMON STOCK

(1) The holders of the Common Stock shall be entitled to receive, share for share with the holders of shares of Class B Common Stock, such dividends if, as and when declared from time to time by the Board of Directors.

(2) In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive, share for share with the holders of



shares of Class B Common Stock and any other class or series of stock entitled to share therewith, all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.

(3)   Each holder of Common Stock shall be entitled to vote one vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or to the consent of the holders of the Common Stock. Except as otherwise provided herein or by the General Corporation Law of the State of Delaware, the holders of Common Stock and the holders of Class B Common Stock and any other class or series entitled to vote with the Common Stock and Class B Common Stock as a class shall at all times vote on all matters (including the election of directors) together as one class.

B.   CLASS B COMMON STOCK

(1)   The holders of the Class B Common Stock shall be entitled to receive, share for share with the holders of shares of Common Stock, such dividends if, as and when declared from time to time by the Board of Directors.

(2)   In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Class B Common Stock shall be entitled to receive, share for share with the holders of shares of Common Stock and any other class or series of stock entitled to share therewith, all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.

(3)   Each holder of Class B Common Stock shall be entitled to vote ten votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or to the consent of the holders of the Class B Common Stock. Except as otherwise provided herein or by the General Corporation Law of the State of Delaware, the holders of Common Stock and the holders of Class B Common Stock and any other class or series entitled to vote with the Common Stock and Class B Common Stock as a class shall at all times vote on all matters (including the election of directors) together as one class.

C.   OTHER MATTERS AFFECTING SHAREHOLDERS OF COMMON STOCK AND CLASS B COMMON STOCK

(1)   In no event shall any stock dividends or stock splits or combinations of stock be declared or made on Common Stock or Class B Common Stock unless the shares of Common Stock and Class B Common Stock at the time outstanding are treated equally and identically.

(2)   Shares of Class B Common Stock shall be convertible into shares of the Common Stock of the Corporation at the option of the holder thereof at any time on a share for share basis. Such conversion ratio shall in all events be equitably preserved in the event of any recapitalization of the Corporation by means of a stock dividend on, or a stock split or combination of, outstanding Common Stock or Class B Common Stock, or in the event of any merger, consolidation or other reorganization of the Corporation with another corporation.

(3)   Upon the conversion of Class B Common Stock into shares of Common Stock, the Corporation shall take all necessary action so that said shares of Class B Common Stock shall be retired and shall not be subject to reissue.

(4)   Notwithstanding anything to the contrary in this Certificate of Incorporation, the holders of Common Stock, acting as a single class, shall be entitled to elect twenty-five percent (25%) of the total number of directors, and in the event that twenty-five percent (25%) of the total number of directors shall result in a fraction of a director, then the holders of the Common Stock, acting as a single class, shall be entitled to elect the next higher whole number of directors.

D.   PREFERRED STOCK

The Board of Directors is authorized, by resolution, to designate the voting powers, preferences, rights and qualifications, limitations and restrictions of the Preferred Stock and any class or series thereof. Pursuant to

 

subsection 242(b) of the Delaware General Corporation Law, the number of authorized shares of Preferred Stock or any class or series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Corporation entitled to vote irrespective of such subsection.

ARTICLE V

The Board of Directors of the Corporation is expressly authorized to make, alter or repeal By-Laws of the Corporation, but the stockholders may make additional By-Laws and may alter or repeal any By-Law whether adopted by them or otherwise.

ARTICLE VI

Elections of directors need not be by written ballot except and to the extent provided in the By-Laws of the Corporation.

ARTICLE VII

The Corporation is to have perpetual existence.

ARTICLE VIII

Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or had agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation, in accordance with the By-Laws of the Corporation, to the full extent permitted from time to time by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) or any other applicable laws as presently or hereinafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in this Article VIII. Any amendment or repeal of this Article VIII shall not adversely affect any right or protection existing hereunder immediately prior to such amendment or repeal.

ARTICLE IX

A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, respectively, except for liability (i) for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware (with respect to directors only), (iv) for any transaction from which the director or officer derived an improper personal benefit, or (v) for any action by or in the right of the Corporation (with respect to officers only). Any amendment or repeal of this Article IX shall not adversely affect any right or protection of a director or officer of the Corporation existing immediately prior to such amendment or repeal. The liability of a director or officer shall be further eliminated or limited to the full extent permitted by Delaware law, as it may hereafter be amended.

ARTICLE X

Meetings of stockholders may be held within or without the State of Delaware, as determined by the Board of Directors. The books of the Corporation may be kept (subject to any provision contained in the Delaware General Corporation Law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.



ARTICLE XI

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the Delaware General Corporation Law, and all rights conferred upon stockholders herein are granted subject to this reservation except that under no circumstances may such amendment be adopted except as prescribed by Article IV, above, and provided further that the rights of the Class B Common Stock may not be amended, altered, changed or repealed without the approval of the holders of the requisite number of said shares of Class B Common Stock.

ARTICLE XII

The number of directors of the Corporation shall be such number as shall be determined from time to time by resolution of the Board of Directors.

ARTICLE XIII

A. COMPETITION AND CORPORATE OPPORTUNITIES

(1)   To the extent provided in the following sentence, the Corporation renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in, or in being offered an opportunity to participate in, any Expedia Dual Opportunity about which an Expedia Dual Role Person acquires knowledge. An Expedia Dual Role Person shall have no duty to communicate or offer to the Corporation or any of its Affiliated Companies any Expedia Dual Opportunity that such Expedia Dual Role Person has communicated or offered to Expedia, shall not be prohibited from communicating or offering any Expedia Dual Opportunity to Expedia, and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Corporation, as the case may be, resulting from (i) the failure to communicate or offer to the Corporation or any of its Affiliated Companies any Expedia Dual Opportunity that such Expedia Dual Role Person has communicated or offered to Expedia or (ii) the communication or offer to Expedia of any Expedia Dual Opportunity, so long as (x) the Expedia Dual Opportunity does not become known to the Expedia Dual Role Person in his or her capacity as a director or officer of the Corporation, and (y) the Expedia Dual Opportunity is not presented by the Expedia Dual Role Person to any party other than Expedia, Match or IAC and the Expedia Dual Role Person does not pursue the Expedia Dual Opportunity individually.

(2)   To the extent provided in the following sentence, the Corporation renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in, or in being offered an opportunity to participate in, any Match Dual Opportunity about which a Match Dual Role Person acquires knowledge. A Match Dual Role Person shall have no duty to communicate or offer to the Corporation or any of its Affiliated Companies any Match Dual Opportunity that such Match Dual Role Person has communicated or offered to Match, shall not be prohibited from communicating or offering any Match Dual Opportunity to Match, and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Corporation, as the case may be, resulting from (i) the failure to communicate or offer to the Corporation or any of its Affiliated Companies any Match Dual Opportunity that such Match Dual Role Person has communicated or offered to Match or (ii) the communication or offer to Match of any Match Dual Opportunity, so long as (x) the Match Dual Opportunity does not become known to the Match Dual Role Person in his or her capacity as a director or officer of the Corporation, and (y) the Match Dual Opportunity is not presented by the Match Dual Role Person to any party other than Match, Expedia or IAC and the Match Dual Role Person does not pursue the Match Dual Opportunity individually.

(3)   To the extent provided in the following sentence, the Corporation renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in, or in being offered an opportunity to participate in, any IAC Dual Opportunity about which an IAC Dual Role Person acquires knowledge. An IAC Dual Role Person shall have no duty to communicate or offer to the Corporation or any of its Affiliated Companies any IAC Dual Opportunity that such IAC Dual Role Person has communicated or offered to IAC, shall not be prohibited from communicating or offering any IAC Dual Opportunity to IAC, and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Corporation, as the case may be, resulting from (i) the failure to communicate or offer to the Corporation or any of its Affiliated Companies any IAC Dual Opportunity that such IAC Dual Role Person has communicated or offered to IAC or (ii) the communication or offer to IAC of

 

any IAC Dual Opportunity, so long as (x) the IAC Dual Opportunity does not become known to the IAC Dual Role Person in his or her capacity as a director or officer of the Corporation, and (y) the IAC Dual Opportunity is not presented by the IAC Dual Role Person to any party other than IAC, Expedia or Match and the IAC Dual Role Person does not pursue the IAC Dual Opportunity individually.

B. CERTAIN MATTERS DEEMED NOT CORPORATE OPPORTUNITIES

In addition to and notwithstanding the foregoing provisions of this Article XIII, the Corporation renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in, or in being offered an opportunity to participate in, any business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake. Moreover, nothing in this Article XIII shall amend or modify in any respect any written contractual agreement between Expedia, Match or IAC on the one hand and the Corporation or any of its Affiliated Companies on the other hand.

C. CERTAIN DEFINITIONS

For purposes of this Article XIII:

"Affiliate" means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of the foregoing definition, the term "controls," "is controlled by," or "is under common control with" means the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Affiliated Company" means (i) with respect to the Corporation, any Person controlled by the Corporation, (ii) with respect to Expedia, any Person controlled by Expedia, (iii) with respect to Match, any Person controlled by Match, and (iv) with respect to IAC, any Person controlled by IAC.

"Expedia" means Expedia Group, Inc., a Delaware corporation, and its Affiliated Companies.

"Expedia Dual Opportunity" means any potential transaction or matter which may be a corporate opportunity for both Expedia, on the one hand, and the Corporation or any of its Affiliated Companies, on the other hand.

"Expedia Dual Role Person" means any individual who is an officer or director of both the Corporation and Expedia.

"IAC" means IAC/InterActiveCorp, a Delaware corporation, and its Affiliated Companies.

"IAC Dual Opportunity" means any potential transaction or matter which may be a corporate opportunity for both IAC, on the one hand, and the Corporation or any of its Affiliated Companies, on the other hand.

"IAC Dual Role Person" means any individual who is an officer or director of both the Corporation and IAC.

"Match" means Match Group, Inc., a Delaware corporation originally incorporated on July 28, 1986 under the name Silver King Broadcasting Company, Inc., and its Affiliated Companies.

"Match Dual Opportunity" means any potential transaction or matter which may be a corporate opportunity for both Match, on the one hand, and the Corporation or any of its Affiliated Companies, on the other hand.

"Match Dual Role Person" means any individual who is an officer or director of both the Corporation and Match.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.



D. TERMINATION

The provisions of this Article XIII shall have no further force or effect (i) with respect to Expedia Dual Role Persons or Expedia Dual Opportunities at such time as (a) the Corporation and Expedia are no longer Affiliates and (b) none of the directors and officers of Expedia serve as directors or officers of the Corporation and its Affiliated Companies, (ii) with respect to Match Dual Role Persons and Match Dual Opportunities at such time as (a) the Corporation and Match are no longer Affiliates and (b) none of the directors and officers of Match serve as directors or officers of the Corporation and its Affiliated Companies and (iii) with respect to IAC Dual Role Persons and IAC Dual Opportunities at such time as (a) the Corporation and IAC are no longer Affiliates and (b) none of the directors and officers of IAC serve as directors or officers of the Corporation and its Affiliated Companies; provided, however, that any such termination shall not terminate the effect of such provisions with respect to any agreement, arrangement or other understanding between the Corporation or an Affiliated Company thereof on the one hand, and Expedia, Match or IAC, on the other hand, as applicable, that was entered into before such time or any transaction entered into in the performance of such agreement, arrangement or other understanding, whether entered into before or after such time.

E. DEEMED NOTICE

Any person or entity purchasing or otherwise acquiring or obtaining any interest in any capital stock of the Corporation shall be deemed to have notice and to have consented to the provisions of this Article XIII.

F. SEVERABILITY

The invalidity or unenforceability of any particular provision, or part of any provision, of this Article XIII shall not affect the other provisions or parts hereof, and this Article XIII shall be construed in all respects as if such invalid or unenforceable provisions or parts were omitted.

4. This Amended and Restated Certificate of Incorporation shall become effective upon filing.

* * * * * *

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be duly executed and acknowledged by its duly authorized officer this   day of   , 2024.

VIMEO, INC.

By: _____
Name: Jessica Tracy
Title: General Counsel and Secretary

 

Annex B

We have provided Adjusted EBITDA in this proxy statement. Adjusted EBITDA is not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). We use this non-GAAP financial measure internally as one of the measures of Company performance for our compensation programs. However, our presentation of this non-GAAP financial measure may differ from the presentation of similarly titled measures by other companies. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and corresponding non-GAAP measure, which we discuss below.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating loss excluding: (1) stock-based compensation expense; (2) depreciation; (3) acquisition-related items consisting of (i) amortization of intangible assets, (ii) impairments of goodwill and intangible assets, if applicable, and (iii) gains and losses recognized on changes in the fair value of contingent consideration arrangements; and (4) restructuring costs associated with exit or disposal activities such as a reduction in force. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are either non-cash or nonrecurring in nature. Adjusted EBITDA has certain limitations because it excludes the impact of these expenses.

The reconciliation of net earnings (loss) to Adjusted EBITDA is as follows:

	Years Ended December 31,	
	2023	**2022**
	(In thousands)	
Net earnings (loss)	$22,032	$(79,591)
Add back:		
Income tax provision	2,879	1,926
Other income, net	(12,862)	(5,764)
Interest expense	998	491
Operating income (loss)	13,047	(82,938)
Add back:		
Stock-based compensation expense	12,042	64,340
Depreciation	1,997	2,198
Amortization of intangibles	2,839	5,100
Contingent consideration fair value adjustments	(396)	(1,116)
Restructuring costs	4,888	4,183
Adjusted EBITDA	$34,417	$(8,233)

Items That Are Excluded From Non-GAAP Measure

Stock-based compensation expense consists of expense associated with the grants of Vimeo stock-based awards. These expenses are not paid in cash and we view the economic costs of stock-based awards to be the dilution to our share base. We also consider the dilutive impact of stock-based awards in GAAP diluted earnings per share, to the extent such impact is dilutive.



Depreciation is a non-cash expense relating to our leasehold improvements and equipment and is computed using the straight-line method to allocate the cost of depreciable assets to operations over their estimated useful lives, or, in the case of leasehold improvements, the lease term, if shorter.

Amortization of intangible assets and impairments of goodwill and intangible assets are non-cash expenses related to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships, technology and trade names, are valued and amortized over their estimated lives. An impairment is recorded when the carrying value of an intangible asset or goodwill exceeds its fair value. We believe that intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization and impairments of intangible assets or goodwill, if applicable, are not ongoing costs of doing business.

Gains and losses recognized on changes in the fair value of contingent consideration arrangements are accounting adjustments to report contingent consideration liabilities at fair value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or the ongoing cost of doing business.

Restructuring costs consist of costs associated with exit or disposal activities such as severance and other post-employment benefits paid in connection with a reduction in force. We consider these costs to be non-recurring in nature and therefore, are not indicative of current or future performance or the ongoing cost of doing business.

 



**VIMEO, INC. Report
on Form 10-K for the Fiscal Year
ended December 31, 2023**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File Number 001-40420

VIMEO, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**85-4334195**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

330 West 34th Street, 5th Floor New York, New York 10001
(Address of principal executive offices, including Zip Code)
(212) 524-8791

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	VMEO	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

As of June 30, 2023, the aggregate market value of shares of Vimeo common stock held by non-affiliates of the registrant (based upon the closing sale prices of such shares on the Nasdaq Global Select Market on June 30, 2023) was approximately $629 million. In determining the market value of non-affiliate common stock, shares of the registrant's common stock beneficially owned by officers, directors and affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 15, 2024, the following shares of the registrant's common stock were outstanding:

Common Stock	158,644,681
Class B common stock	9,399,250
Total	168,043,931

Documents Incorporated By Reference:

Portions of Part III of this Annual Report are incorporated by reference to the Registrant's proxy statement for its 2024 Annual Meeting of Stockholders.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will," "may, "could," "should," "would," "anticipates," "estimates," "expects," "plans," "projects," "forecasts," "intends," "targets," "seeks" and "believes," as well as variations of these words, among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to Vimeo's future results of operations and financial condition, business strategy, and plans and objectives of management for future operations.

Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions. Actual results could differ materially from those contained in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

- we have a history of losses,

- our prior rapid growth may not be indicative of future performance, and our revenue has declined,

- our limited operating history as a pure software-as-a-service ("SaaS") company and our limited history of selling such plans through our sales force,

- our total addressable market may prove to be smaller than we expect,

- our ability to read data and make forecasts may be limited,

- we may not have the right product/market fit and may not be able to attract free users or paid subscribers,

- we may not be able to convert our free users into subscribers,

- competition in our market is intense,

- we may not be able to scale our business effectively,

- we may need additional funding as we continue to grow our business,

- the user or capabilities of artificial intelligence in our offerings may result in reputational harm and liability,

- we may experience service interruptions,

- hosting and delivery costs may increase unexpectedly,

- weakened global economic conditions may harm our industry, business and results of operations,

- our business involves hosting large quantities of user content,

- we have been sued for hosting content that allegedly infringed on a third-party copyright,

- we may face liability for hosting a variety of tortious or unlawful materials,

- we have faced negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law,

- we collect, store and process large amounts of content and personal information and any loss of or unauthorized access to such data could materially impact our business,

- if our business becomes constrained by changing legal and regulatory requirements, including with respect to privacy, data security and data protection, consumer protection, and user-generated content, or enforcement by government regulators, including fines, orders or consent decrees in the U.S. or other jurisdictions in which we operate, our operating results will suffer,

- we may experience a disruption of our business activities due to senior executive transitions,

- we have been the target of cyberattacks by malicious actors,

- we have faced claims that we infringe third-party intellectual property rights, and

- the risks described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this report with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by these cautionary statements.

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PART I

Item 1. Business

For the purpose of the following business description about Vimeo, "we," "our" or "us" refers to Vimeo.com, Inc. (formerly known as Vimeo, Inc.) with respect to periods prior to the completion of the Spin-off (as defined below) and to Vimeo, Inc. (formerly known as Vimeo Holdings, Inc.) with respect to periods following the completion of the Spin-off.

Overview

Our Mission

Our mission is to unlock high-quality video proficiency for any profession.

Vimeo is pushing the limits of what video can do because we believe every business and profession can harness the power of video to better connect with their audiences, motivate their teams, and grow both culturally and financially.

We proudly serve a diverse community of hundreds of millions of users — from Oscar winners to globally distributed teams at the world's largest businesses, ensuring that high-quality, immersive video creation is accessible to all.

Who We Are: Pioneering the Future of Video Storytelling

Vimeo stands as the world's most innovative video experience platform, providing a full breadth of video tools through a software-as-a-service ("SaaS") model. Our core focus is to transform the way people create and share videos by providing cutting-edge products and a platform that bridges technology with creative innovation. We cater to the evolving needs of video storytelling, from traditional graphic design to modern tools that enhance fluid storytelling and adapt to changing viewer preferences. We provide a turnkey cloud-based solution that eliminates barriers to using video and solves essential video needs, including:

- *Creation*: Record, produce, edit and stream videos, for both live and on-demand viewing.

- *Collaboration*: Share videos privately with clients and teams, review and comment on work-in-progress videos and manage team access and permissions.

- *Distribution*: Share videos publicly, including: publishing on a website, blog, marketplace or social media platform, broadcasting through a secure corporate portal, or building a branded video destination or storefront.

- *Hosting*: Organize and manage a central video library across users and teams, in one centralized location.

- *Monetization*: Monetize video through a subscription fee, pay-per-view model or third-party advertising, across devices, currencies and payment methods.

- *Analytics*: Measure video performance across platforms, including tracking viewer engagement and drop-off rates, sources of traffic and customer leads.

Our users include large organizations, small businesses, creative professionals, marketers, and digital agencies. They range from the Emmy-nominated animator working on her next short, to the beauty entrepreneur creating videos for Instagram and her Shopify store, to the Fortune 500 company live streaming town halls and remotely training sales associates at stores around the world.

The Vimeo brand is well known and highly regarded, the majority of our new customers finding us organically. From pioneering HD video streaming to acquiring companies at the forefront of video technology like Wibbitz, Wirewax, and Livestream, Vimeo continues to push the boundaries of video technology with groundbreaking products and AI-powered solutions. Today, Vimeo offers a comprehensive suite of video solutions, including industry-leading video hosting and management, intuitive video creation and editing, and insightful analytics and enterprise tools.

Why We Exist: Redefining Business Communication, Empowering Creativity

In the past decade, video has gone from a form of entertainment to the most engaging and effective medium to communicate ideas, build brands, promote products, and connect with each other. As consumers spend more time online and as workforces become more distributed, businesses need to keep pace with their customers and employees, who increasingly expect to consume engaging video content. Vimeo is navigating the key shifts in the digital era, staying ahead of video technology, and championing ethical advancements. We are dedicated to empowering businesses of any size and democratizing video creation and distribution, making high-quality video storytelling accessible to all.

Vimeo fosters strong relationships with filmmakers and creators who serve as the inspiration to businesses who need to break through to their external and internal audiences through story. And we are equally committed to offering businesses robust tools for professional-quality video production that are cost-effective, user-friendly, and integrated with analytics for measurable ROI. Our platform provides a comprehensive solution for companies and filmmakers alike, to effortlessly collaborate, communicate, market, and manage video content.

What Makes Us Different: Unlocking High-Quality Video Experiences with Cutting-Edge Technology

Vimeo differentiates itself by embracing the nexus of technology and creative innovation. We lead in integrating AI-driven features like script generators and automated editing, simplifying and enhancing the creative process. Our strategic acquisitions, such as Wibbitz, and the introduction of 'one take' video creation, position us at the forefront of generative AI in video production and management. We strike a balance between maintaining creative standards and offering rapid, efficient tools for our customers, catering to their distinct needs and styles. Vimeo is not just a platform, but a transformative nexus in the industry, consistently evolving to equip professionals with tools that mirror industry innovations.

Trends in Our Favor

We believe that we are witnessing the rapid proliferation of video into every aspect of business communication. We expect many more businesses to require video in the future, aided by the following secular trends:

- *Consumers expect engaging video*. Consumers increasingly expect engaging and real-time video from both brands and employers. We expect the marked growth of self-produced video on social media platforms to put more pressure on businesses to produce professional-quality videos for these platforms as well.

- *Video works better than image and text*. Video is the most engaging medium. According to data gathered by Statista in 2023, online videos had an audience reach of 92% among internet users worldwide, with 3.4 billion global video consumers.

- *The nature of work is changing, and organizations must adapt*. As workforces become more distributed and teams rely more on software to interact with their colleagues, video has become a critical tool to increase employee engagement, productivity and retention. A 2023 report from insivia found that 75% of executives watch work-related videos on business websites at least once a week, and that viewers retain 95% of a message when they watch it in a video compared to 10% when reading it in text.

- *Video is broadly distributed*. Today, mobile phones and tablets enable high-definition video recording and playback, 5G network coverage is expanding, and connected TVs have made their way to many households. With the average global consumer spending 17 hours a week watching online video content (based on 2023 data by Statista), we expect more viewing surfaces to emerge in the future, from emerging platforms to virtual reality headsets to augmented reality devices to self-driving cars. As audiences engage on more devices, businesses will increasingly need a central hub to publish video across these platforms.

Our Market Opportunity

Target customers

Our target customers include large organizations, small businesses, creative professionals, marketers, and digital agencies.

We believe that anyone who produces video content, markets to customers, works with distributed teams or hosts in-person experiences is a potential Vimeo user. We further believe that once our users begin to experience the benefits of our platform, they tend to expand their use of video internally and externally. As a result, we expect that use of our platform will increase the broader market penetration of video across all customer types and use cases.

Geographic market

Our market is global. Our products are used by customers in over 190 countries.

Total addressable market

Based on our internal estimates generated in 2022, we estimated our current total addressable market to be approximately $40 billion, growing to over $80 billion in 2027. We believe our opportunity includes a range of customer types, including freelancers, small businesses, mid-size businesses, enterprises and consumers.

Our Business Model and Services

We earn revenue primarily through a SaaS business model, selling subscriptions to our cloud-based software on an annual or monthly basis. We employ a "freemium" pricing strategy, offering free membership and access to our video tools alongside paid subscription plans for advanced video capabilities.

Anyone can access a free membership to Vimeo by signing up with an email address. We provide opportunities to upgrade to a paid subscription at natural points in the user's experience, such as when a free user nears or hits a capacity limit on uploaded videos or bandwidth. We also highlight the advanced video capabilities of our subscription plans natively within our free user product experience.

We offer paid subscription plans on a self-serve basis, meaning that users can sign up directly through our website or apps and pay subscription fees with a credit card or an in-app purchase mechanism. We charge fees that range from $7 to $75 per month for features that vary depending on the plan type. These features include video creation, collaboration, distribution, hosting, marketing, monetization and analytics. We also offer the ability to add multiple team members to our higher-priced plans.

We also sell some subscription plans through our sales force. Those subscriptions include add-ons to our self-serve services, Vimeo Enterprise, and OTT, and provide additional features beyond our self-serve plans such as dedicated support, account management, service level agreements and professional live event services. Our contracts generally range from thousands to hundreds of thousands of dollars per year, and for the quarter ended December 31, 2023, more than 70% of our new Vimeo Enterprise contracts came from customers who were existing free users or self-serve subscribers first.

We acquire subscribers primarily through: (1) conversion of free users to subscribers through organic efforts including in-product messaging; (2) acquisition of subscribers through marketing spend, primarily through digital media channels; (3) our sales force; and (4) acquisition of subscribers through third party partnerships and integrations.

Our Strategy

We are focused on the following areas to drive our growth opportunity:

- *Deliver product innovation*: We continuously innovate and improve our platform by investing in research and development, customer insights and business intelligence analytics. We strive to make both our free and paid experiences more compelling so that our users find increasing value in our services.

- *Drive an engaged community of viewers*: Our adoption is driven by a virtuous cycle of users collaborating on and sharing videos. Free from the compromises of ad-supported social video platforms, Vimeo represents the destination where creators and viewers come together to get inspired and find like-minded people. It's a place where video, in its highest form, fosters engagement, creating connection and conversation. As a result, our addressable customer base expands each time anyone publishes or broadcasts videos to their audience, shares Vimeo links, collaborates with their team on a video, or embeds our video player on another platform. Our player is embedded on millions of websites and has powered over a hundred billion views.

- *Convert free users into subscribers*: We provide a high-quality free product with numerous features that have the potential to be used repeatedly, and we offer price- and feature-optimized tiering of our subscription plans to drive organic conversion of free users to subscribers, and upgrade subscribers to higher tiers of our available plans.

- *Extend customer value*: We seek to employ a "land and expand" strategy where we inspire our existing subscribers to increase video adoption and usage and upgrade to higher-priced plans over time. For enterprise customers, we seek to expand the number of employees, teams and departments using our platform and increase contract value organization-wide. We are constantly evolving our platform and adding new functionality to drive usage and improve retention.

- *Drive efficiency and profitability:* Our goal is to provide an innovative, high-quality user experience while maximizing efficiency, both in how users interact with our product and in our underlying cost structure and strategic investments. In 2023, we greatly improved our profitability while enhancing our platform and releasing innovative new video products. As part of our product-led growth strategy, we have prioritized product investment over paid marketing as a means of driving customer acquisition.

Competition and Competitive Advantages

Competition

Due to the breadth of our all-in-one video solution, we face competition from a range of companies that provide cloud-based video software tools:

- We compete with large social media platforms, such as YouTube, which allow users to upload and share videos for free. While these platforms provide far fewer video capabilities and are typically supported by advertising, they offer a large built-in audience, social media-specific features, and the ability to monetize video plays through advertising. We currently partner with many of these platforms and view our role as the agnostic distribution platform to help businesses create and publish content across social media.

- We compete with traditional online video distributors and virtual event and webinar providers, such as Brightcove, On24, and Kaltura, that provide video hosting, content management, distribution, analytics, and in-stream advertisements to larger customers. Operators of these services tend to focus on large media organizations and often also provide custom solutions. We further compete with targeted video point solutions that offer a subset of video capabilities such as screen recording or event-based live streaming.

- We compete with two-way video communications software, such as Zoom and Microsoft Teams. These services allow multiple users to communicate with each other in real time via video and are increasingly adding features that overlap with our platform, including support for webinars and centralized video management. We currently offer integrations and partnerships with many of these companies.

- Finally, we face competition from services that were not traditionally video-centric, such as Slack (real-time text-based communications), Dropbox (cloud storage), and Canva (graphic design). These services have increasingly added support for video features including screen recording, video hosting and playback, and video creation. We currently offer integrations and partnerships with many of these companies as well.

Competitive advantages

We believe that our competitive advantages include:

- *High-quality, easy to use, centralized video solution*. Vimeo is unique in that we provide an integrated video software solution that eliminates the need to connect and pay for multiple software providers for video creation, hosting, distribution and analytics. Our video player delivers a best-in-class playback and live streaming experience for audiences of all sizes, optimized across devices, geographies, bandwidth and network performance. Our technology enables streaming of high dynamic range (HDR) video in up to 8K resolution, and is built to scale with organizations as their needs advance. The breadth of our tools enables us to offer more value at a competitive price point, and serve a broader range of customer types and use cases, which can be accessed through a self-serve and intuitive interface that can be easily navigated by even first-time users. Our platform removes the need for video-specific expertise and high-touch user support and troubleshooting. Our cloud-based software also runs natively on desktop and mobile devices without requiring any specialized hardware or need to download third-party software.

- *Agnostic distribution providing cross-platform data*. Social media platforms are overwhelmingly focused on increasing advertising dollars through viewership on their own properties. However, most businesses need and want to distribute their videos across many platforms to reach the highest number of potential customers. We are an agnostic provider who can facilitate distribution across these platforms as well as on websites, apps and marketplaces. Our business model is aligned with our users' need to put their videos everywhere, and as a result we can provide more distribution opportunities than social media platforms can or are likely to provide. We therefore view social media platforms as our partners rather than competitors, and we already enable native distribution from Vimeo to Facebook, YouTube, LinkedIn, X (formerly known as Twitter) and Pinterest. As a result, we have deep insight into video engagement and performance across platforms. We expect to use this data over time to provide personalized insights, dynamically optimize content, improve video quality and recommend which types of videos to make, when and for which platform. Our ability to deliver smarter products and insights for our users increases with the more data we collect, and the amount of data we collect increases as our users grow.

- *Ad-free, fully branded experience*. Unlike social media platforms, we offer our free users an ad-free video player, and enable subscribers to fully customize the video player experience and exercise complete control over their content. Because we don't monetize audiences through advertising, we never try to drive traffic away from our users' content or website. We further enable subscribers to build branded video channels, destinations and storefronts off Vimeo, so they can directly own the relationship with their viewers.

- *Economies of scale*. As we store and deliver more video, we are able to reduce our variable costs. The significant scale at which we operate has enabled us to improve our margins. For example, our gross margin reached 78% for the quarter ended December 31, 2023. This further allows us to offer accessible pricing in areas that have been historically cost-prohibitive, such as professional-quality live streaming, over-the-top (OTT) delivery and 8K/HDR video streaming.

- *Creative community*. Many creatives whose work we have recognized as Staff Picks have said that Vimeo's recognition helped them launch their video careers, and the majority of them showcased their work primarily on Vimeo. We believe that the diversity, size and engagement of our creative community is an asset that is difficult for others to replicate.

- *Freemium to self-serve to Vimeo Enterprise pipeline*. We believe our go-to-market strategy is better than that of our competitors because we are able to leverage a free user base to drive conversion from free users to self-serve to sales-assisted customers.

Technology

We use proprietary video creation, storage, delivery and playback technology that we have developed or acquired since our inception. We are at the forefront of adopting next-generation video codecs like HEVC and AV1, which use advanced data compression and state-of-the-art prediction techniques to increase video playback quality.

We invest heavily in research and development to drive product improvements and innovation. As of December 31, 2023, 37% of our employees were in product and engineering roles. The majority of our development work is done in-house, complemented by open-source software, off-the-shelf commercial software, and proprietary vendor-developed software.

Acquisitions

In 2016, we acquired VHX, a provider of over-the-top OTT streaming and monetization services. In 2017, we acquired Livestream, a provider of professional live streaming services. In 2019, we acquired Magisto, a provider of AI-driven video creation and editing tools. In 2021, we acquired WIREWAX, a provider of interactive and shoppable video tools, and Wibbitz, a provider of video creation tools.

Intellectual Property

Our intellectual property includes registered trademarks, such as VIMEO, in the U.S. and over 15 other countries; 21 U.S. patents that claim various technologies that we may use in our operations, including patents directed to live video streaming and video editing using artificial intelligence technologies, with expiration dates ranging from 2028 to 2042; copyrights in our source code, website, apps and creative assets; over 240 domain names, including Vimeo.com and Livestream.com; and trade secrets.

Human Capital

As a software technology company, our employees are our number one resource. As of December 31, 2023, we had 1,070 full-time employees, of whom 459 were based outside of the U.S. None of our employees are covered by collective bargaining agreements. Overall, we consider our relations with employees to be good.

Our Company Culture

We believe that our "Team Vimeo" employee experience will foster professional growth. We are a mission-driven company, with actions driven by the following values:

- customer success,

- growth,

- alignment, intentionality and execution; and

- trust.

We achieve success by creating an inclusive environment where every employee can grow both our Company and their career through intentional culture, processes, and structure. We work to drive Company performance and growth by enabling teams and individuals to perform at their best, creating consistent team working norms to drive alignment and clarity, and career growth with opportunities for valuable skill development. Our global workforce strategy is designed to drive collaboration, productivity, and alignment.

Diversity, Equity and Inclusion

We believe our impact is greatest when our workforce represents the diverse and global community that we serve. Accordingly, we view diversity, equity, and inclusion (DE&I) efforts as integral to our success. Our DE&I efforts include:

- *Hiring practices*: We use a number of techniques, primarily directed toward expanding our pipeline, to achieve a diverse workforce. Beginning in 2020, we started implementing, across selected departments in the U.S., a goal of ensuring that women, BIPOC (black, indigenous and people of color), LGBTQIA+ (lesbian, gay, bisexual, transgender, genderqueer, queer, intersexed, agender and asexual) and candidates with disabilities comprise a minimum of 30% of candidates who reach the hiring manager interview stage of our hiring process.

- *Employee community (resource) groups (ECGs)*: ECGs at Vimeo are employee-led and organizationally-supported groups of employees that are drawn together by shared characteristics (such as ethnicity, gender, sexual orientation, etc.) or shared interests. Participation is open to all. Each ECG has a leader and an executive sponsor from our leadership team. ECGs serve as a resource, point of connection, and community for underrepresented employees and their allies, and are an important part of building and maintaining an equitable, diverse and inclusive workforce and community. ECGs also play an integral role in helping Vimeo reach its strategic DE&I goals as they relate to our business operations, our workplace and our community.

- *Cultural education, bias mitigation, and allyship*: We provide regular programming on cultural awareness, bias mitigation, and allyship by partnering with third parties.

- *Skill development*: We provide learning and development resources, including regular manager training and coaching opportunities to continue to build skills.

As of December 31, 2023, our U.S. workforce was, based upon employee self-identification, 56% white, 14% Asian, 5% of two or more racial groups, 6% black, 11% of Hispanic or Latin background, and 0.04% Native Hawaiian or other Pacific Islander; 8% declined to self-identify. As of the same date, our workforce was 52% male, 47% female, and 1% non-binary. We publicly publish metrics on these and other measures of diversity at least annually.

Compensation

We believe in a performance-based culture and have structured our compensation packages to reflect that. Employees are paid either a salary or on an hourly basis depending on their job duties and legal requirements. For non-sales salaried employees, we set targets for discretionary bonuses as a percentage of base salary, and we determine year-end bonuses based upon a combination of company performance, team performance, and individual performance. Sales-based employees are entitled to commissions based upon sales.

We maintain an employee equity program in which we grant equity in the form of restricted stock units to certain of our employees.

In addition to these compensation methods, we provide a broad range of benefits, including comprehensive health and retirement benefits, that we believe meet or exceed market levels. For example, for U.S. full-time employees, we match all pre-tax contributions by our employees to our 401(k) plan, as well as post-tax contributions by our employees to Roth individual retirement accounts, dollar for dollar in an amount of up to 10% of an employee's base salary (subject to an annual cap).

We are committed to providing competitive and equitable pay. We base our compensation on market data and conduct evaluations of our salary bands and compensation practices with a third-party consultant on a regular basis to determine the competitiveness and fairness of our packages.

Talent development

We are committed to empowering our people with career advancement and learning opportunities. We do this by providing, among other things: guidance on expectations for job levels; bi-annual employee evaluations; mentoring programs; training for new managers; professional and leadership development training for ECG leaders; one-on-one coaching for leadership roles; and annual department learning and development opportunities.

Government Regulation

We are subject to domestic and foreign laws that affect companies conducting business on the internet generally, including laws relating to the liability of providers of online services for their operations and the activities of their users.

Because we host user-uploaded content, we may be subject to laws concerning such content. In the U.S., we rely, to a significant degree, on laws that limit the liability of online providers for user-uploaded content, including the Digital Millennium Copyright Act of 1998 (DMCA) and Section 230 of the Communications Decency Act of 1996. The immunities conferred by Section 230 could also be narrowed or eliminated through amendment, regulatory action or judicial interpretation. In recent years, various members of the U.S. Congress introduced bills to limit Section 230 and decisions in cases currently before the U.S. Supreme Court could limit protections provided to website publishers by Section 230. Future changes to Section 230 could result in additional compliance costs for us and/or exposure to additional liabilities. Further, countries outside the U.S. generally do not provide as robust protections for online providers and may instead regulate such entities to a higher degree. For example, in certain countries, online providers may be liable for hosting certain types of content or may be required to remove such content within a short period of time upon notice. Additionally, Directive (EU) 2019/790 on copyright and related rights in the Digital Single Market ("DSM Directive") creates a distinct liability regime for "online content-sharing service providers" when they give the public access to copyright works uploaded by their users. To the extent, if at all, elements of our service constitute an "online content-sharing service provider," the DSM Directive sets out certain requirements which must be met to be exempt from liability with respect to user- and subscriber- uploaded content.

Because we receive, store and use a substantial amount of information received from or generated by our users, we are also impacted by laws and regulations governing privacy and data security in the U.S. and worldwide. Examples of such regimes include Section 5 of the Federal Trade Commission Act, the EU's General Data Protection Law (GDPR), the California Consumer Privacy Act (CCPA) and the California Privacy Rights Act (CPRA). These laws generally regulate the collection, storage, transfer and use of personal information.

Additionally, the Federal Trade Commission regulates deceptive or unfair commercial activities and can impose significant injunctive and monetary remedies for violations.

Due to our subscription business model, we are subject to a variety of laws governing online transactions, payment card transactions and the automatic renewal of online agreements. In the U.S., these matters are regulated by, among other things, the federal Restore Online Shoppers Confidence Act (ROSCA) and various state laws.

As a U.S.-based company with foreign offices, we are subject to a variety of foreign laws governing our foreign operations, as well as U.S. laws that restrict trade and certain practices, such as the Foreign Corrupt Practices Act.

Available Information

Our website is located at https://www.vimeo.com, and our investor relations website is located at https://www.investors.vimeo.com. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our investor relations website as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website at http://www.sec.gov that contains our SEC filings and other information regarding issuers that file electronically with the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. We have used, and intend to continue to use, our investor relations website as means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD. Further corporate governance information, including our board committee charters and code of conduct, is also available on our investor relations website under the heading "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our securities. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Below is a high-level summary of the key risks and uncertainties associated with our business. It does not contain all of the information that may be important to you, and should be read together with the more detailed discussion of risks following this summary.

Risks Related to Our Business and Strategy
- Our prior rapid growth may not be indicative of future performance, and our revenue has declined.
- Competition in our market is intense.
- We may not be able to scale our business effectively.
- We may experience service interruptions.
- Our success depends on our ability to reach customers and acquire subscribers through digital app stores.
- We depend on key third-party vendors to provide core services.
- Weakened global economic conditions may harm our industry, business and results of operations.
- Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operations or financial condition.

Risks Related to Human Capital
- Our success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals worldwide.
- Prolonged economic uncertainties and geopolitical tensions, including the Russian invasion of Ukraine and the ongoing conflict between Israel and Hamas, have impacted our teams and business operations.

Risks Related to User Content and Personal Information
- We may face liability for hosting a variety of tortious or unlawful materials.
- We have faced negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law.
- We collect, store, and process large amounts of content and personal information and any loss of or unauthorized access to such data could materially impact our business.
- Our success depends, in part, on the integrity of our information technology systems and infrastructures and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.
- As a highly visible brand, we continue to be the target of cyberattacks by malicious actors, and our actual or perceived failure to adequately protect personal information and confidential information that we (or our service providers or business partners) collect, store or process could trigger contractual and legal obligations, harm our reputation, subject us to liability and otherwise adversely affect our business including our financial results.

Risks Related to Laws and Regulations
- We and our service providers collect, process, transmit and store certain personal information from our users, which creates legal obligations and exposes us to potential liability under federal, state, and international laws applicable to privacy and data protection.

Risks Related to Ownership of Our Common Stock
- The market price and trading volume of our common stock has been, and may continue to be, volatile and has faced, and may continue to face, negative pressure.
- Our dual-class common stock structure and aspects of our charter and by-laws may negatively impact the market price of our common stock.

Risks Related to Our Business and Strategy

We have a history of losses, and we cannot assure that we will sustain profitability in the foreseeable future.

We achieved GAAP profitability in 2023, for the first time since our inception, but we cannot be certain as to if we will maintain GAAP profitability in future periods. Because the market for SaaS video services is rapidly evolving and highly competitive, we must continue to invest in research and development. If such investment does not allow us to scale or attract and retain users and subscribers, we will not be able to maintain profitability.

Our prior rapid growth may not be indicative of future performance, and our revenue has declined.

We experienced rapid growth during 2020 and the first half of 2021. Since then, we have seen our revenue growth rate decline, including a decline in year-over-year revenue in 2023. Many factors may contribute to declines in our revenue and our growth rate, including high prior period growth, increased competition, slowing demand for our platform, a failure by us to continue capitalizing on growth opportunities, and the maturation of our business, among others. If our revenue and our growth rate does not increase or declines further, investors' perceptions of our business and the trading price of our common stock could be adversely affected.

We believe our revenue growth depends on a number of factors, including, but not limited to:
- our reputation and brand recognition;
- domestic and global macroeconomic conditions;
- demand for the types of video services we offer;
- the actual and perceived quality, integrity and value of the video services we provide;
- our development and timely deployment of innovative video services that provide value to our users and subscribers;
- our ability to price our video services competitively;
- our ability to acquire new subscribers sustainably, through a combination of organic efforts (continuing to convert a meaningful portion of our free user base into paying subscribers), paid acquisition (marketing), sales efforts and partnerships;
- our ability to retain and upsell existing subscribers by continuing to provide them with value;
- the scalability of our technology platform;
- the quality of our support and onboarding efforts for users and subscribers;
- the growth of our employee base in a highly competitive market for talent;
- our ability to expand internationally;
- our ability to maintain the security and reliability of our platform;
- our ability to successfully integrate new businesses that we acquire; and
- changes in laws that allow us to host and distribute large quantities of user and subscriber content.

Any one or more of the above factors could cause our revenue growth to be harmed. Additionally, bookings is a leading indicator of future revenue potential that we use to assess the performance of our business. There are a number of reasons that the conversion of bookings to revenue may not be directly proportional, including timing, certain revenues generated that do not have associated bookings, and estimates and judgements involved in the calculation of the number.

We have a limited operating history as a pure software-as-a-service ("SaaS") company and a limited history of selling such plans through our sales force.

In our nearly two decades as a company, we have explored or experimented with various service offerings, including a proprietary streaming service, and various monetization methods, including advertising, transactions and subscriptions. In 2008, we began selling SaaS subscription plans on a "self-serve" basis (i.e., directly through online means). In 2017, we decided to focus on selling SaaS subscriptions, including plans sold through a sales force. Since then, we have significantly increased our sales headcount. As a result of our limited experience with sales-touch operations, we may experience inefficiencies and our cost of acquiring customers could decline relative to the lifetime revenue of those customers.

Our total addressable market may prove to be smaller than we expect.

While we believe, based primarily upon internal data, that all businesses will need video to succeed, the number of entities that are willing and able to pay fees for software-based video services may not be as large as we expect. We have not engaged a third party to conduct research to validate our data and thesis.

Our ability to read data and make forecasts may be limited.

We rely heavily on data to run our business and make strategic decisions, including decisions about capital deployment. If we misread signals or lack the ability to accurately forecast demand, we may make the wrong decisions. This risk may be heightened in times of economic uncertainty. For example, in hindsight, we learned that part of the increased demand for our services associated with the COVID-19 pandemic, particularly for livestreaming and from segments such as faith and fitness, was specific to the response to the COVID-19 pandemic and could not be sustained when social distancing measures receded.

We may not have the right product/market fit and may not be able to attract free users or paid subscribers.

Our business depends upon attracting new subscribers and retaining existing ones. We rely on both organic means (e.g., search engine optimization, word of mouth, etc.) and paid marketing (e.g., online advertisements) to attract new customers, whether paid or unpaid. In addition, we must provide products with an attractive value proposition in order to both attract new subscribers and retain existing ones. We may fail to do that if we:

- fail to innovate and provide compelling and useful features that our users and subscribers want;
- release products that fail to reliably operate (due to bugs or service interruptions);
- release products too late relative to competitors;
- price our products in an uncompetitive manner;
- experience a decline in organic traffic to our web properties;
- fail to educate our users and subscribers about our features; or
- fail to reach potential paid subscribers through our advertising.

We may not be able to convert our free users into subscribers.

An essential part of our strategy for attracting subscribers depends upon offering basic services for free and converting a certain portion of our free users into subscribers over time. Historically, a majority of our subscribers have started as free users, and only a small percentage of free users became paying users over time. Our ability to convert users into subscribers at this or a higher rate may not materialize if:

- the number of free users we attract declines, which could occur due to, among other things, reduced visibility of our brand or services;
- we overestimate the number of free users who have the propensity to pay due to issues with duplicative, fraudulent or spam accounts;
- our free users do not consistently use the free product, either because they are unaware of the features we offer or because the features are not perceived as useful;
- we fail to optimize the conversion of free users by communicating the value of our subscription plans;
- our free users are dissatisfied with our products and support;
- our users no longer have a need for our products;
- a reduction in customer information technology spending budgets, which may be reduced during periods of high inflation or economic recession or the perception that competitive products provide better, more secure, or less expensive options;
- we experience headwinds in our international expansion due to variety of reasons, including language and cultural barriers, as well as unfavorable regulatory environments; or
- our service offerings and pricing are not competitive.

Additionally, we are increasing our focus on product-led growth to attract more consumers organically, in a shift away from paid marketing efforts. Although we expect that product-led growth will lead to healthier conversion in the long-term, our shift to product-led growth and away from paid marketing may cause a near-term impact to our conversion efforts. Additionally, we may not be successful at our efforts to drive cost-effective organic traffic growth. If we are not able to effectively increase our traffic growth while decreasing in spend on performance marketing, we may need to rely more heavily on paid marketing efforts to acquire new subscribers and therefore achieve growth. Such a shift would cause us to incur higher costs in acquiring users, which would reduce our margin profile. In addition, some customers downgrade their subscription plans or do not renew their subscriptions.

Competition in our market is intense.

We operate in a highly competitive market. We compete with a variety of companies including large social media networks, real-time video communications services, traditional online video distributors, and niche software providers for business customers. We also face increasing competition for cloud providers that were not traditionally video-centric. These competitors may be able to undercut us on price (e.g., by providing free services), provide superior services, or take advantage of a large installed user base. In addition, we expect that more competitors will emerge given the relatively low barriers to entry for software-based video creation applications, particularly mobile-based applications. New competitors could take the form of start-ups or large, well-funded companies that already operate in markets adjacent to us.

We may not be able to scale our business effectively.

We may not be able to capitalize on the market's demand for video if we cannot scale our operations and infrastructure, including our information technology and financial systems. For example, we might experience delays in onboarding new customers and responding to increased customer support tickets, and we may not be able to handle increased loads on our servers during peak times. The occurrence of these or other similar events would result in missed opportunities or user and subscriber frustration that could negatively affect user and subscriber growth and retention.

The use or capabilities of artificial intelligence in our offerings may result in reputational harm and liability.

We are increasingly building artificial intelligence into many of our offerings, including generative artificial intelligence. As with many innovations, artificial intelligence presents additional risks and challenges that could affect its adoption and therefore our business. Artificial intelligence and machine learning technologies are complex and rapidly evolving, and we face significant competition from other companies in our industry as well as an evolving regulatory landscape. These efforts, including the introduction of new products or changes to existing products, may result in additional costs, new or enhanced governmental or regulatory scrutiny, litigation, unintended consequences, such as discrimination or bias, errors in our systems, or other complications that could adversely affect our business, reputation, or financial results. We may also be subject to criticism for the way we use artificial intelligence, even if we are acting in a responsible manner. Changes to existing regulations, their interpretation or implementation or new regulations could impede our use of artificial intelligence and machine learning technology and also may make it more difficult to operate our business or to protect our intellectual property. In addition, market acceptance of artificial intelligence and machine learning technologies is uncertain, and we may be unsuccessful in our product development efforts. Further, we may rely on third-party providers for the development and maintenance of our artificial intelligence systems, which could increase our risk of exposure to security breaches and other disruptions. Uncertainty around artificial intelligence, including generative artificial intelligence, may require additional investment to develop new approaches to attribute or compensate content creators, which could be costly. Any of these factors could adversely affect our business, financial condition, and results of operations.

We may experience service interruptions.

We typically do not provide 100% uptime across our video services in any given month. This may be due to technical errors (bugs), human error (by employees and contractors), interruptions experienced by key vendors (such as cloud-based service or payment providers), higher than anticipated traffic and/or cyberattacks. Interruptions in key aspects of our video services (notably, video delivery and payment processing) could result in lost business, credits against future fees from subscribers with service level agreements, increased user and subscriber support tickets, remediation costs and increased subscriber churn (lost renewals). We have experienced subscriber churn in response to specific lapses in uptime, particularly in the context of livestreaming. In severe cases, we could face litigation or reputational risk, particularly if an interruption occurs during a high-profile event.

Hosting and delivery costs may increase unexpectedly.

Hosting and delivery costs comprise the largest component of our cost of goods sold and thus materially influence our gross margin. These costs could increase unexpectedly if we experience rapid growth over a short period of time (either in terms of users and subscribers or bandwidth consumed), we fail to address subscribers who use more bandwidth than our plans permit (e.g., either by failing to charge them overage fees or by failing to limit their bandwidth) or we fail to distribute increased bandwidth across our content delivery network ("CDN") vendors in a cost-optimal manner by, for example, moving traffic to the lowest-cost provider. We may not be able to pass these costs onto subscribers.

Our success depends on our ability to reach customers and acquire subscribers through digital app stores.

We provide applications ("apps") that operate on third-party operating systems, devices, or browsers. The operators of these platforms, including in particular Apple and Google, exercise significant control over what apps may be offered. These platforms could decide not to market and distribute some or all of our products and services, require costly changes, favor their own products and services over ours and/or significantly increase their fees.

We may offer our apps on a free or paid basis and/or offer the ability to purchase subscription plans within an app (i.e., "in-app purchase"). When purchases are made through these platforms (including through in-app purchase), we pay meaningful service fees, which form part of our cost of goods sold. For example, in the case of Apple, we pay a 30% fee for the first 12 months of a subscription and 15% thereafter. Over the past several years, we have seen an increasing trend away from desktop traffic to mobile traffic. If the percentage of our paid users from in-app purchase increases, our gross margin will decline.

Third-party platforms continually upgrade their software and change their terms of service, sometimes with little to no notice. Some of these upgrades may cause our apps to perform poorly and therefore require us to undertake costly development to provide a new version of our apps. In addition, some platforms may introduce changes that may diminish our ability to offer certain features or to understand how our users are interacting with our apps and websites. For example, in 2021, Apple introduced a new version of iOS (its operating system for the iPhone and iPad) that required app developers to allow users to opt-out of data tracking across apps and websites. This change has diminished our ability to market our products.

We depend on integrations with third parties to enable key features of our video services and to acquire new subscribers.

Some of our video services are integrated, typically through application programming interfaces ("APIs"), with numerous third parties, including companies that compete with us. For example, we provide a "publish to social" feature which allows our users and subscribers to publish their videos to their social media accounts (e.g., Facebook and YouTube). This type of feature makes our video services valuable because it effectively allows us to serve as a hub for managing all of the videos for a given user or subscriber across numerous platforms. If platforms change their policies to no longer permit this feature, our video services would be less attractive to our users and subscribers.

We depend on key third-party vendors to provide core services.

We depend on third-party vendors to, among other things, provide customer support, develop software, host videos uploaded by our users, transcode videos (compressing a video file and converting it into a standard format optimized for streaming), stream videos to viewers and process payments. Specifically, Google Cloud Platform ("GCP") provides us with hosting and computing services, Amazon Web Services ("AWS") provides us with hosting services and we use multiple CDNs to deliver traffic worldwide. Certain of these third-party vendors have experienced outages in the past that have caused key Vimeo video services to be unavailable for several hours. We do not have automated cross-vendor redundancy for GCP or AWS. Consequently, outages in those services materially affect our video services. Outages may expose us to having to offer credits to subscribers, loss of subscribers and reputational damage. We may not be able to fully offset these losses with any credits we might receive from our vendors. Additionally, our forecast indicates that we may not meet the minimum commitment of a non-cancellable cloud computing arrangement which expires in the fourth quarter of 2024, and as a result, we could incur additional costs.

We depend on search engines and social media networks for traffic.

We depend on search engines and social media networks to acquire traffic to our website. These third parties have the ability to influence who reaches our website and video services through algorithmic search rankings and other policy decisions, which are subject to frequent change. Some of these third parties or their affiliates compete with us and may have an incentive to favor their competing services over ours. In the past, traffic to our website and video services has been negatively impacted as a result of certain policy changes by both search engines and social media networks.

We depend on internet service providers ("ISPs") to deliver traffic to end users and subscribers.

For our video services to operate, users and subscribers must have a connection to the internet. Typically, our users and subscribers access the internet through a wireline or wireless data service offered by ISPs. There is currently no federal regulation in the U.S. limiting the practices that ISPs may use to impact data flowing from websites and online applications to users and subscribers of online products and services generally. As a result, ISPs could discriminate against data that we deliver to users or subscribers (or data our users upload to us) by blocking us outright, slowing us down or otherwise degrading our quality vis-à-vis competing traffic. ISPs could also cause their customers to favor competing services by "zero rating" traffic to and from our competitors (in other words, not counting competitor traffic against an ISP customer's data caps) but declining to zero rate our traffic. These practices could make us less attractive as a provider of video services. Alternatively, we may have to pay fees to ISPs to maintain parity with competitors, which could adversely affect our profitability.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

Our self-serve subscription plan customers authorize us to bill their credit card accounts through our third-party payment processing partners. If customers pay for their subscription plans with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. We also incur charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for subscription plans, something that we have experienced in the past. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. Our third-party payment processing partners must also maintain compliance with current and future merchant standards to accept credit cards as payment for our paid subscription plans, and they have experienced interruptions or errors which have caused us to lose revenue.

We have in the past experienced higher than industry standard rates of chargebacks and unauthorized credit card transactions. As a result of such activity, we have from time to time been in, and may re-enter, monitoring programs with multiple payment card providers and have in the past paid monthly amounts charged by those providers as penalties. We are actively working to reduce the incidence of chargebacks and unauthorized credit card transactions. If we fail to materially reduce such activity, we could be assessed increasing penalties, and we could lose the right to accept credit cards for payment. The loss of a payment option would cause our subscriber base to significantly decrease and would materially harm our business.

We may engage in merger and acquisition activities, which may require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.

As part of our business strategy to expand our platform and grow our business in response to changing technologies, customer demand, and competitive pressures, we have made and may in the future make investments or acquisitions in other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. Existing and potential customers may also delay or reduce their use of our products due to a concern that the acquisition may decrease effectiveness of our products (including any newly acquired products).

Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, and expose us to claims and disputes by stockholders and third parties. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash for any such acquisition, which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders' ownership would be diluted.

We may need additional funding as we continue to grow our business.

Although we had strong cash flow in 2023 and we believe we currently have sufficient cash flow to fund capital investments to grow our business, in the event of a changed capital profile or significant economic change, our cash flow may be insufficient. In such a situation, we may need to raise additional funds by way of a primary offering of shares of our common stock, which would dilute existing stockholders, or through borrowings, which may not be available to us on desired terms or at all. To obtain funding through borrowings, we may need to pledge assets and agree to certain financial covenants. A severe prolonged economic downturn could result in a variety of risks to the business, including weakening our ability to develop potential businesses and a decreased ability to raise additional capital when needed on acceptable terms, if at all.

Weakened global economic conditions may harm our industry, business and results of operations.

Our overall performance depends in part on worldwide economic conditions. Global financial developments and downturns seemingly unrelated to us or the SaaS industry may harm us. The United States and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, reduced liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, inflation and overall uncertainty with respect to the economy, including with respect to tariff and trade issues. Weak economic conditions or the perception thereof, or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs, trade agreements or governmental fiscal, monetary and tax policies, among others, could adversely impact our business, financial condition and operating results.

More recently, although inflation came down in 2023, the U.S. has continued to experience higher inflation than in recent prior years, which may result in decreased demand for our products and services, increases in our operating costs including our labor costs, constrained credit and liquidity, reduced government spending and volatility in financial markets. The Federal Reserve has raised, and may again raise, interest rates in response to concerns over inflation risk. Increases in interest rates on credit and debt that would increase the cost of any borrowing that we may make from time to time and could impact our ability to access the capital markets. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. In an inflationary environment, we may be unable to raise the sales prices of our products and services at or above the rate at which our costs increase, which could reduce our profit margins and have a material adverse effect on our financial results and net income. We also may experience lower than expected sales and potential adverse impacts on our competitive position if there is a decrease in consumer spending or a negative reaction to our pricing. A reduction in our revenue would be detrimental to our profitability and financial condition and could also have an adverse impact on our future growth.

Foreign currency exchange rate fluctuations could harm our financial results.

We conduct certain transactions in currencies other than the U.S. Dollar and in currencies other than the functional currency of the transacting entity. Exchange rate movements have impacted and may continue to impact our consolidated revenues and operating results. It is particularly difficult to forecast exchange rate movements and unanticipated currency fluctuations have affected and could continue to affect our financial results and cause our results to differ from investor expectations or our own guidance in any future periods. Volatility in exchange rates and global financial markets is expected to continue due to political and economic uncertainty globally.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operations or financial condition.

The Sarbanes-Oxley Act ("SOX") requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have limited experience complying with SOX as a standalone public company. We have expended, and anticipate that we will continue to expend, significant resources to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. Such failure could harm our business, results of operations, and financial condition and could cause a decline in the trading price of our common stock.

Risks Related to Human Capital

We may experience a disruption of our business activities due to senior executive transitions.

We have had several senior management changes recently, including the departure of our former Chief Executive Officer in August 2023 and the appointment of our current Interim Chief Executive Officer. Leadership transitions and management changes can be inherently difficult to manage and may cause uncertainty or a disruption to our business or may increase the likelihood of turnover in key officers and employees. In addition, newly appointed executives may view our business differently than prior members of executive management, and over time may make changes to our strategic focus, operations, business plans, existing personnel and their responsibilities. We may not be able to properly manage such shifts in focus, and any changes to our business may not ultimately prove successful.

Our success depends in part on having a successful leadership team. If we cannot effectively manage leadership transitions and management changes, it could be difficult to successfully operate our business and pursue our business objectives. We may not be able to retain the services of our current senior executives or other key employees. If we do not succeed in attracting, integrating, retaining and motivating well-qualified senior executives, our business could be materially and adversely affected.

Our success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals worldwide.

In order to build and scale our business, we may need to further increase our employee base, particularly in the areas of engineering, product development, sales (domestically and internationally), customer support and shared services. Competition for executives, software developers, product managers, sales personnel and other key employees in our industry is intense. In particular, we compete with many other companies for software developers and designers with high levels of experience in designing, developing and managing software for video solution technologies, as well as for skilled sales and operations professionals. At times, we have experienced, and we may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and we may not be able to fill positions. Our ability to attract and retain talent and to fully experience the benefits of that talent depends upon:

- our reputation;
- our compensation and benefit packages;
- our ability to successfully onboard new employees;
- our commitment to diversity, equity, and inclusion;
- our ability to maintain our corporate culture while operating on a remote or hybrid basis; and
- the competitive landscape in the geographic markets for talent in which we compete.

Our compensation packages may not be sufficient to attract and retain talent.

While we have established compensation programs (which include cash compensation, equity-based programs and other benefits) to attract and retain employees, these compensation arrangements may not be sufficient in the highly competitive labor market in which we participate. In addition, although inflation came down in 2023, many of the countries in which we operate, including the United States, have continued to experience higher inflation than in recent prior years, which, among other reasons, has placed pressure on us to raise wages. Large competitors and non-competitors in the technology space may offer compensation arrangements that may significantly exceed those that we are able to offer. If we fail to provide competitive compensation arrangements, we may fail to attract and retain talent. In addition, if we do not ensure the effective transfer of knowledge to successors and smooth transitions (particularly in the case of senior management), our business may be adversely affected. On the other hand, if we increase compensation levels in a significant way in order to compete for talent, our profitability will suffer and, if we increase stock-based compensation, our stockholders will face further dilution. Additionally, increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Employee salaries and benefits expenses have increased as a result of economic growth and increased demand for business services among other wage-inflationary pressures, and we cannot assure that they will not continue to rise.

In addition, as our stock price has fluctuated since the completion of the Spin-off, employees joining us at different times could have significant disparities in proceeds from sales of our equity in the public markets, which could create disparities in wealth among our employees, which may harm our culture and relations among employees and our business. Further, the volatility of our stock price may make our equity compensation less attractive to current and potential employees, and could contribute to increased turnover or difficulties in hiring. Further, our recent reductions in force, and any future reductions in force or other restructuring, may adversely affect our ability to attract and retain employees.

We may fail to attract or retain employees for issues that negatively impact our image.

Our ability to attract and retain employees could also be adversely affected by issues that negatively impact our image, such as incidents of actual or perceived discrimination, controversial business decisions, including decisions about user content, and issues with the quality of our products (such as bugs or interruptions in services, among other issues).

We may face productivity challenges arising from our work environment.

We operate our offices in a hybrid manner, with most of our employees working on a completely remote basis. Preservation of our corporate culture may be more difficult as many of our workforce have been working from home in connection with our hybrid workplace model. Even if we return to an office setting, we may experience productivity challenges associated with having some employees remote and some in person and having employees unable to work due to illness or childcare concerns. In addition, requirements to move back to a physical office environment could adversely affect the hiring and retention of employees who prefer to work remotely.

Prolonged economic uncertainties and geopolitical tensions, including the Russian invasion of Ukraine and the ongoing conflict between Israel and Hamas, have impacted our teams and business operations.

Since 2017, we have had operations in Ukraine. As of the year ended December 31, 2023, we had 69 employees based out of our Ukraine office. Our Ukraine team is primarily focused on research and development activities, with 84% of the team in engineering roles. On February 24, 2022, Russia invaded Ukraine. As a result of this war, some of our Ukraine team members have been forced to relocate to other countries and within Ukraine, with many unable to perform all or some work duties. We remain committed to supporting our Ukraine team members and are prioritizing safety over work. The ongoing conflict could cause harm to our team members and otherwise impair their ability to work for extended periods of time, as well as disrupt telecommunications systems, banks and other critical infrastructure necessary to conduct business in Ukraine. In addition, following Russia's invasion of Ukraine, the United States, European Union, and other nations announced various sanctions against Russia and export restrictions against Russia and Belarus. Such restrictions include blocking sanctions on some of the largest state-owned and private Russian financial institutions, and their removal from the Society for Worldwide Interbank Financial Telecommunication, or the SWIFT, payment system. The invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in future, by the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business, including preventing us from performing existing contracts, pursuing new business opportunities, or receiving payments for services already provided to customers.

Additionally, as of the year ended December 31, 2023, we had 99 employees based out of our Israel office. Our Israel team covers several areas of our business, from engineering and product to quality assurance and customer support. Due to the war between Israel and Hamas that began on October 7, 2023, some of our employees in Israel have been called to active military duty and we expect that additional employees may be called in the future, if needed. Additionally, we have been forced to close our Israel office or operate at limited capacity for several days and may need to do so again for an unknown period of time. As a result, our operations in Israel have been impacted, and may continue to be disrupted if this conflict continues for a significant period of time or if the situation further deteriorates. The safety and well-being of our employees takes precedence, and we will continue to evaluate the situation and adjust operation plans as needed.

Risks Related to User Content and Personal Information

Our business involves hosting large quantities of user content.

Our business involves hosting video content supplied by others. Some of the videos uploaded to our platform will invariably violate a third party's rights or a law, rule or regulation, and if so, we could, in turn, face lawsuits, liability and negative publicity for hosting such content.

We have been sued for hosting content that allegedly infringed on a third-party copyright.

We cannot guarantee that we will be shielded from third-party copyright infringement lawsuits and related liability for hosting user and subscriber content by laws such as the online safe harbor provisions of the U.S. Digital Millennium Copyright Act of 1998 ("DMCA"), which are intended to limit the liability of online providers with respect to user- and subscriber-uploaded content. In addition, even if we ultimately succeed in demonstrating that the DMCA limits our liability, litigating these issues is costly and time-consuming. For details regarding pending lawsuits of this nature, see "Note 14—Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data.

Regulators and legislators in the United States and in other countries may introduce new regulatory regimes that increase the potential liability for content available on our platform. For example, Directive (EU) 2019/790 on copyright and related rights in the Digital Single Market ("DSM Directive") creates a distinct liability regime for "online content-sharing service providers" when they give the public access to copyright works uploaded by their users. To the extent, if at all, elements of our service constitute an "online content-sharing service provider", the DSM Directive sets out certain requirements which must be met to be exempt from liability with respect to user- and subscriber- uploaded content. Meeting these requirements requires significant time and resources and compliance may therefore negatively impact our financial prospects. To the extent applicable to our services, the DSM Directive may increase our costs of operations, our liability for third-party content posted on our platform, and our litigation costs. Additionally, our efforts to date have caused, and may continue to cause, friction with our users, which in turn causes damage to our brand. Additionally, we cannot guarantee that we will be compliant with foreign requirements. For example, as described in "Note 14—Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data, we have been sued in Italy for the copyright infringement of our users.

There are also a number of new laws and legislative proposals in the United States, at both the federal and state level, and in the European Union, U.K. and other countries, aimed at limiting the scope of protections available to online services and/or further imposing new obligations that may affect our business, such as liability for copyright infringement, content moderation, distributing targeted and other advertisements to minors, and other forms of unlawful content and/or online harm. These legislative and/or regulatory requirements may increase our costs of operations, our liability for content posted by users on our platform, and/or our litigation costs. If these or other additional statutory or regulatory changes reduce liability protections for content published on our platform, we may be required to make significant changes to our business model, including increasing our content moderation operations and building or removing product features or tools that may not be favorable to our business, add payment obligations or compliance costs.

We could also face fines or orders restricting or blocking our service in particular countries as a result of content on our platform. For example, certain countries have implemented regulations that authorize fines or provide for throttling or blocking services for failures to comply with certain content removal and disclosure obligations, and other countries may enact similar legislation, which would impose penalties for failure to remove certain content. There can be no assurance that the tools we use for certain removal obligations or any new custom tools we develop will be sufficient to maintain compliance with the new regulations.

We may face liability for hosting a variety of tortious or unlawful materials.

In the United States, Section 230 of the Communications Decency Act ("Section 230") generally limits our liability for hosting tortious and otherwise illegal content. The immunities conferred by Section 230 could be narrowed or eliminated through amendment, regulatory action or judicial interpretation. In 2018, Congress amended Section 230 to remove immunities for content that promotes or facilitates sex trafficking and prostitution. In the most recent session of Congress, multiple bills have been introduced to further limit Section 230. Some bills would repeal or substantially curtail Section 230, while some exempt specific claims or categories of content from Section 230's reach.

Laws like Section 230 generally do not exist outside of the United States, and some countries have enacted laws that require online content providers to remove certain pieces of content within short time frames. If we fail to comply with such laws, we could be subject to prosecution or regulatory proceedings. In addition, some countries may decide to ban our service based upon a single piece of content. We have been subject to temporary bans in certain countries, including India, Russia and Turkey, for hosting content that those governments determined to be illegal.

We may also face liability when we remove content and accounts that we believe are violating our acceptable use policy, and we have been sued in the past for certain content-removal decisions. While we believe that Section 230 allows us to restrict or remove certain categories of content, its protections may not always end a lawsuit at an early stage, potentially resulting in costly and time-consuming litigation.

We have faced negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law.

Individuals and groups may upload controversial content to our platform. Removing or failing to remove such content may result in negative publicity, which could harm our efforts to attract and retain users and subscribers. We have also faced criticism from users and subscribers for removing content and terminating accounts in compliance with the DMCA.

We collect, store, and process large amounts of content and personal information and any loss of or unauthorized access to such data could materially impact our business.

We collect, store and process large amounts of content and personal information of our users. A significant portion of this data is private or intended for a limited audience. For example, one of our core product features is the ability of users to set privacy settings to their videos and thereby determine how the video is to be distributed. A large portion of the videos we host are not publicly available or are available only through channels determined by our users. In addition, we rely on user information, including automatically collected information, to operate our business.

Failure of an information security control, whether resulting from an end user error, internal or external malfeasance, misconfiguration or an unknown or not yet remediated vulnerability, may result in unauthorized access or inadvertent disclosure of such data. We routinely solicit and receive reports from security researchers regarding potential vulnerabilities in our applications or integrated third-party software.

A data breach could expose us to regulatory actions and litigation under applicable privacy laws. Depending on the circumstances, we may be required to disclose a suspected breach to regulators, enterprise customers, affected individuals and/ or the public. This could lead to regulatory action, including the possibility of fines, class action or traditional litigation by affected individuals, reputational harm, costly investigation and remedial efforts, the triggering of indemnification obligations under data protection agreements with enterprise customers and partners and/or higher premiums for cyber insurance, as well as harm to our brand and customer confidence.

Our success depends, in part, on the integrity of our information technology systems and infrastructures and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.

In order for us to succeed, our information technology systems and infrastructures must perform well on a consistent basis. We rely on information technology systems to keep financial records, facilitate our research and development initiatives, manage our manufacturing operations, maintain quality control, maintain corporate records, communicate with staff and external parties and operate other critical functions. Our information technology systems and those of our vendors and partners are potentially vulnerable to disruption due to breakdown, malicious intrusion, computer viruses, ransomware or other malicious software, or other disruptive events, including, but not limited to, natural disasters and catastrophes. In April 2023, we hired a new Chief Information Security Officer, who has undertaken a comprehensive review of our information security systems and processes. As a result, we have made significant improvements to our cybersecurity controls and procedures over the last eight months, and expect to see additional incremental improvement in our cybersecurity risk management over the next six to twelve months.

We have identified vulnerabilities in our products and services as well as third-party and open-source software that we depend on in the past, and we expect that we will continue to identify vulnerabilities in the future. While we are continually working to expand and enhance the efficiency and scalability of our technology and network systems, we cannot be certain that we will be able to address any vulnerabilities in our software products and services that we may become aware of in the future, or there may be delays in developing patches that can be effectively deployed to address vulnerabilities. We will continue to make prioritization decisions to determine which vulnerabilities or security defects to fix and the timing of these fixes, which could result in an exploit that compromises security. Vulnerabilities and critical security defects, errors in remediating vulnerabilities or security defects, failure of third-party providers to remediate vulnerabilities or security defects, or customers not deploying security releases or deciding not to install software updates could result in claims of liability against us, damage our reputation, or otherwise harm our business. Any interruptions or outages, regardless of the cause, could negatively impact our users' experiences with our products, tarnish our brands' reputations and decrease demand for our products, any or all of which could materially adversely affect our business, financial condition and results of operations. Moreover, even if detected, the resolution of such interruptions may take a long time, during which customers may not be able to access, or may have limited access to, our services.

As a highly visible brand, we continue to be the target of cyberattacks by malicious actors, and our actual or perceived failure to adequately protect personal information and confidential information that we (or our service providers or business partners) collect, store or process could trigger contractual and legal obligations, harm our reputation, subject us to liability and otherwise adversely affect our business including our financial results.

We have been targeted with cyberattacks in the past and may be targeted again. Potential attackers span a spectrum from unsophisticated amateurs to highly advanced organizations supported by state actors and use a variety of vectors, including malware, ransomware attacks, denial-of-service attacks, and social engineering. Malicious actors may seek to impede our services (e.g., a denial-of-service attack) or infiltrate our systems for the purpose of introducing malware (e.g., ransomware), deleting or corrupting data, or exfiltrating data.

A cyberattack may cause significant and lasting negative consequences. We may face significant expense in responding to the attack, severely diminished operational capacity, and the loss of data necessary to operate. If the attack results in a data breach, we may be subject to legal liability. Even if financial, legal, or operational harm is avoided, an attack could cause persistent reputational harm to our company. Moreover, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity incidents. Like other global companies, we face an increasingly difficult challenge to attract and retain highly qualified security personnel to assist us in combating these security threats.

Our users and subscribers could also be targeted by malicious actors. In the past, we have had instances in which user passwords were guessed by malicious actors or were exposed in breaches of other services and then used by malicious actors to access the user's account in our system. These cases take time to remediate and are frustrating for our users and subscribers, some of whom may blame us for the situation. Additionally, we have experienced cases where user error has caused private data to be exposed. Incidents affecting user data, regardless of the cause, take time for us to investigate and can be frustrating for our users.

Risks Related to Laws and Regulations

If our business becomes constrained by changing legal and regulatory requirements, including with respect to privacy, data security and data protection, consumer protection, and user-generated content, or enforcement by government regulators, including fines, orders, or consent decrees in the U.S. or other jurisdictions in which we operate, our operating results will suffer.

Uncertainty over or changes in laws and regulations with respect to user-generated content could adversely affect our ability to operate in some geographies. In addition, the regulatory framework for broad dissemination of user-generated content is new and evolving. Many states and foreign governments have enacted legislation designed to protect children and we expect additional legislation to be enacted. Many countries are developing regulations and policies to regulate this new space, including with respect to privacy, content generated using artificial intelligence, biometrics, data protection, data security, intellectual property, childhood protection, consumer protection, ratings, and taxes. If we are unable to comply with potentially conflicting regulations throughout the world, our ability to execute on our business model would be severely impacted, and our ability to grow our business could be harmed. Additionally, compliance with regulatory requirements throughout the world could increase our moderation and compliance related costs and expenses. These costs could be prohibitively expensive for a company of our size, which could prevent us from launching a product or require us to restrict access to a product in a particular market. This could disadvantage us relative to our competitors with more resources. Moreover, changes to these laws, regulations, standards, or obligations could require us to change our business model, take on more onerous obligations, including, but not limited to, applying for government-issued licenses to operate, establishing a local presence in certain jurisdictions, or developing localized product offerings, and impact the functionality of our product.

For example, the European Union's ("EU's") Digital Services Act ("DSA") entered into force on November 16, 2022, and became fully applicable on February 17, 2024. The DSA imposes new content moderation obligations, notice and transparency obligations and other requirements on digital platforms to protect consumers and their rights online, and allows for fines of up to 6% of annual turnover. The impact of the DSA on the overall industry, business models and our operations is uncertain, and these regulations could result in changes to our subscriptions or introduce new operational requirements and administrative costs, each of which could have an adverse effect on our business, financial condition, and results of operations. Additionally, the Federal Trade Commission regulates deceptive or unfair commercial activities and can impose significant injunctive and monetary remedies for violations. Additionally, see our disclosure elsewhere in these Risk Factors regarding the EU Copyright Directive.

If we are obligated to fundamentally change our business activities and practices or modify our product, we may be unable to make these required changes and modifications in a commercially reasonable manner, or at all, and our ability to further develop and enhance our product may be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address these, may limit our ability to operate our business, limit the use of our product or reduce overall demand for our product, which could harm our business, financial condition, and results of operations.

We and our service providers collect, process, transmit and store certain personal information from our users, which creates legal obligations and exposes us to potential liability under federal, state, and international laws applicable to privacy and data protection.

We are subject to a variety of existing and new laws concerning the collection, storing, processing, and transferring of user information. In the U.S., we are subject to federal laws, such as Section 5 of the Federal Trade Commission Act and the Video Privacy Protection Act, as well as a variety of state laws including the California Consumer Privacy Act and the Illinois Biometric Information Protection Act. Current or future privacy-related legislation and governmental regulations pertaining to the use of biometrics or other video analytics may affect how our business is conducted or expose us to unfavorable developments resulting from changes in the regulatory landscape. For example, laws such as the Illinois Biometric Information Privacy Act restrict the collection, use and storage of biometric information and provide a private right of action of persons who are aggrieved by violations of the act. Such legislation and regulations have exposed us to, and we expect that they will continue to expose us to, regulatory and litigation risks. Legislation and governmental regulations related to the use of biometrics and other video analytics may also influence our current and prospective customers' activities, as well as their expectations and needs in relation to our products and services. Compliance with these laws and regulations may be onerous and expensive, and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and the risk of liability. It is also not clear how existing and future laws and regulations governing issues such as biometrics and other video analytics apply or will be enforced with respect to the products and services we sell. The failure to comply with applicable privacy laws could lead to regulatory actions, including the possibility of fines, class action or traditional litigation, reputational harm and/or costly investigation and remediation efforts.

Outside of the U.S., we are subject to privacy laws of the countries in which we conduct business. For example, the European Union's General Data Protection Regulation ("GDPR") imposes detailed requirements related to the collection, storage and use of personal information related to people located in the EU. The GDPR authorizes fines up to 4% of a company's annual turnover. Privacy laws have proliferated in the past several years, both in the U.S. and worldwide. Because of the speed of change in the area of privacy law, it is impossible to foresee changes in the regulatory environment and we may be forced to make sudden operational shifts in an effort to maintain compliance. New laws, or new interpretations of or stricter enforcement of existing laws, may increase our compliance costs, restrict our ability to determine how our users are using our services, and increase our potential liability in the event of non-compliance. For example, in Europe, we have had to make changes to how we use cookies and other tracking technologies and these changes have reduced our visibility into how our users are using our services.

In the U.S., there are numerous federal and state laws governing the privacy and security of personal information. In particular, at the federal level, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") establishes privacy and security standards that limit the use and disclosure of individually identifiable health information and requires the implementation of administrative, physical, and technical safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity, and availability of electronic protected health information by certain institutions. We act as a "Business Associate" through our relationships with certain customers and are thus directly subject to certain provisions of HIPAA. In addition, if we are unable to protect the privacy and security of protected health information, we could be found to have breached our contracts with customers with whom we have a Business Associate relationship and may also face regulatory liability. Noncompliance with laws and regulations relating to privacy and security of personal information, including HIPAA, or with contractual obligations under any Business Associate agreement may lead to significant fines, civil and criminal penalties, or liabilities.

Compliance obligations imposed by private entities may adversely affect our business.

Private-market participants may deploy technologies or require certain practices that limit our ability to obtain or use certain information about our users and subscribers. For example, Google has indicated that it will ultimately phase out the use of cookies to track users of its search services in future versions of its Chrome web browser, and Apple has updated its iOS mobile operating system to require app developers to obtain opt-in consent before tracking users of its various services. As these types of changes continue to be implemented, our ability to determine how our users and subscribers are using our video services and to use targeted advertising in a cost-effective manner may be limited.

We may fail to comply with laws regulating subscriptions and free trials.

Subscriptions to our video services automatically renew unless the subscriber cancels the subscription before the end of the current period, and we often provide free or discounted trial periods. There are various laws regulating such offers, such as the U.S. Restore Online Shoppers Confidence Act ("ROSCA") and analogous state-level laws. Non-compliance could result in voided contracts, lost revenue, damages and class action or traditional lawsuits.

Changes in laws or industry practices concerning subscription services may have a negative impact on renewal rates.

New laws or interpretations of existing laws may impose obligations that make it difficult or impossible to implement the automatic renewal of subscriptions to Vimeo's video service. For example, if we were required to obtain express opt-in consent for automatic renewal of our video service and were not permitted to deny transactions to people who fail to opt-in, the related rate of renewal would likely decrease substantially. Similarly, private entities involved in payment collection and processing may also effectively regulate subscriptions to our video services. Failure to comply with these rules could result in our inability to process automatic renewals. Finally, we have no control over policy decisions by app platforms regarding automatic renewals. Policy changes by app platforms could adversely impact our renewal rates for subscription to our video services, and in turn, our business.

The sale of our products is subject to a variety of sales, use and value-added taxes, both in the United States and worldwide.

In 2018, in South Dakota v. Wayfair, the United States Supreme Court held that states may charge taxes on purchases made by their residents from out-of-state sellers who have no physical nexus to the state. As a result of this decision, we are subject to taxes in states where one or more of our services is taxable, the state permits taxation based upon economic nexus, and we meet certain thresholds. We are also, as before, subject to taxes in states in which we maintain a physical presence. We cannot guarantee complete tax compliance.

We are required to comply with governmental export control laws and regulations, and our failure to comply with these laws and regulations could have an adverse effect on our business and operating results.

Our products are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce's Export Administration Regulations ("EAR") and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"). We may have experienced violations in the past and we cannot guarantee that the precautions we take will prevent future violations of export control and sanctions laws. If in the future we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us.

Engagement in and compliance with environmental, social, and governance ("ESG") matters may require us to incur additional costs or otherwise adversely impact our business.

Companies across all industries are experiencing increased scrutiny and litigation related to their ESG practices, positions, and reporting. Increased attention to ESG issues, including, among other things, climate change and greenhouse gas emissions, and diversity, equity, and inclusion matters, may result in increased costs (e.g., costs related to compliance, stakeholder engagement and contracting), impact our reputation, or otherwise affect our business performance. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on ESG matters. Such ratings are used by some investors to inform their investment or voting decisions. Unfavorable ESG ratings could affect our ability to compete for talent and could lead to negative investor sentiment toward us and/or our industry, which could have a negative impact on our access to and costs of capital.

Our disclosures on ESG matters, and any standards we may set for ourselves or a failure to meet these standards, may influence our reputation and the value of our brand. For example, California recently adopted two new climate-related bills, which require companies doing business in California that meet certain revenue thresholds to publicly disclose certain greenhouse gas emissions data and climate-related financial risk reports, as well as the Voluntary Market Disclosures Act which requires companies to make certain disclosures regarding their greenhouse gas emissions claims and the voluntary carbon offsets they purchase or sell. In addition, the SEC has proposed disclosure requirements regarding, among other ESG topics, the impact our business has on the environment. Our business may face increased scrutiny related to these activities and our related disclosures, including from the investment community, and our failure to achieve progress or manage the dynamic public sentiment and legal landscape in these areas on a timely basis could adversely affect our reputation, business, and financial performance.

The interpretation and application of U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations could harm our business, revenue and financial results.

Tax reform has been a priority for governments worldwide and numerous proposals have been proposed or enacted. For example, the 2017 Tax Cuts and Jobs Act (the "Tax Act") changed how the United States imposes income tax on multinational corporations in a number of ways. The issuance of additional regulatory or accounting guidance may affect our analysis of the impact of the law on us and may harm our operating results and financial condition. Furthermore, the Tax Act eliminated the option to deduct research and development expenses in the current period and requires taxpayers to capitalize and amortize these expenses. Although Congress is considering legislation that would defer the capitalization and amortization requirement, there is no assurance that the provision will be repealed or otherwise modified. If the requirement is not repealed or modified, our net operating loss and tax credit utilization will be accelerated. Additionally, further regulatory or legislative developments may also arise from the recently enacted Inflation Reduction Act, which introduced new provisions, including a 15% corporate alternative minimum tax for certain large corporations and an excise tax on stock repurchases. These provisions were first effective in fiscal year 2023 and may materially affect our financial position and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be subject to certain limitations.

As of December 31, 2023, we had U.S. federal net operating loss carryforwards ("NOLs") and tax credits (collectively, "tax attributes"), of approximately $13.1 million and $16.9 million, respectively. Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and other similar provisions. Further, the Tax Act changed the federal rules governing net operating loss carryforwards. For net operating loss carryforwards arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer's ability to utilize such carryforwards to 80% of taxable income. In addition, net operating loss carryforwards arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. Net operating loss carryforwards generated before January 1, 2018 will not be subject to the Tax Act's taxable income limitation and will continue to have a twenty-year carryforward period. Our tax attributes may also be impaired under state laws. Furthermore, our ability to utilize tax attributes of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of tax attributes, or other unforeseen reasons, our existing tax attributes could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our tax attributes, regardless of our profitability.

Risks Related to Intellectual Property

We have faced claims that we infringe third-party intellectual property rights.

We utilize various technologies to provide video to users and subscribers over the Internet. We have fielded claims from holders of intellectual property that our use of these technologies infringes one or more patents, and, in some cases, the damage amounts claimed are significant. For example, we recently fielded claims from a media and telecommunications company that our use of adaptive bitrate streaming technologies infringes patents to such techniques. Although we disagree with such claims and intend to defend against them, if we are unsuccessful, we could be required to pay monetary damages that could have a materially adverse effect on our results of operations or financial condition or be subject to injunctive relief that could have a materially adverse effect on our ability to operate.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock has been, and may continue to be, volatile and has faced, and may continue to face, negative pressure.

The market price of our common stock has been and will likely continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include:
- actual or anticipated fluctuations in our operating results;
- domestic and worldwide economic conditions, including employment rates, inflation and interest rates;
- actions of securities analysts who initiate or maintain coverage of us, changes in earnings estimated by securities analysts or in our ability to meet those estimates;
- the operating and stock price performance of comparable companies;
- significant data breaches, disruptions to, or other incidents involving our products;
- changes to the regulatory and legal environment under which we operate;
- announcements by us or our competitors of new products, features, or services; and
- changes in relationships with significant customers.

These factors, among others, may result in short- or long-term negative pressure on the value of our common stock. In addition, technology stocks have historically and recently experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

Barry Diller and Joseph Levin are able to exercise significant influence over the composition of our Board of Directors, matters subject to stockholder approval and our operations.

As of December 31, 2023, Mr. Diller and his stepson Alexander von Furstenberg, who serves as a member of our Board of Directors, collectively held (directly and through certain trusts) shares of our capital stock that represent approximately 38% of our total outstanding voting power. Additionally, Mr. Levin, Chief Executive Officer of IAC Inc. ("IAC") and Special Advisor to our Board of Directors held approximately 2% of our total outstanding voting power.

As a result of this beneficial ownership of our securities, such individuals are, collectively, in a position to influence (subject to our organizational documents and Delaware law), the composition of our Board of Directors and the outcome of corporate actions requiring shareholder approval, such as mergers, business combinations and dispositions of assets, among other corporate transactions. The disparity between the voting power of the holders of our Class B common stock and the corresponding economic ownership position could also create incentives for such holders to either seek to obtain benefits for themselves (in the form of compensation or other contractual benefits, for example) in a form not available to all stockholders on a pro rata basis. In addition, this concentration of investment and voting power could discourage others from initiating a potential merger, takeover or other change of control transaction that may otherwise be beneficial to us and our stockholders, which could adversely affect the market price of our securities.

In addition, the holders of our Class B common stock could sell all or a portion of those shares to a third party, which could result in the purchaser obtaining significant influence over us, the composition of our Board of Directors, matters subject to stockholder approval and our operations, without consideration being paid to holders of shares of our common stock, and without holders of shares of our common stock having a right to consent to the identity of such purchaser.

Actual or potential conflicts of interest may develop between our management and directors, on the one hand, and the management and directors of IAC, on the other hand, or between management and directors of either entity and the management and directors of Expedia Group, Inc. or Match Group, Inc.

Certain of our and IAC's executive officers and directors own both IAC capital stock and Vimeo capital stock, and certain members of our Board of Directors are affiliated with IAC. This overlap could create, or appear to create, potential conflicts of interest when IAC's and our directors and executive officers face decisions that could have different implications for IAC and Vimeo. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between IAC and Vimeo regarding terms of the agreements governing the relationship between IAC and Vimeo after the Spin-off, including the separation agreement, the employee matters agreement, the tax matters agreement, the transition services agreement or any commercial agreements between the parties or their affiliates. Potential conflicts of interest could also arise if IAC and Vimeo enter into any commercial arrangements in the future.

Additionally, we have a provision in our certificate of incorporation providing that no officer or director of Vimeo who is also an officer or director of IAC, Expedia Group or Match Group will be liable to Vimeo or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to any of such entities instead of Vimeo, or does not communicate information regarding a corporate opportunity to Vimeo that the officer or director has directed to any of such entities. The corporate opportunity provision may have the effect of exacerbating the risk of potential conflicts of interest between IAC and Vimeo, or between Vimeo and Expedia Group or Match Group, because the provision effectively shields an overlapping director/executive officer from liability for breach of fiduciary duty in the event that such director or officer chooses to direct a corporate opportunity to one of such entities instead of to Vimeo.

Our dual-class common stock structure and aspects of our charter and by-laws may negatively impact the market price of our common stock.

Our Class B common stock has 10 votes per share and our common stock has one vote per share. We cannot predict whether our dual-class common stock structure, combined with the concentrated voting power of Mr. Diller as the holder of all of our outstanding Class B common stock, will result in a lower or more volatile market price of our common stock, or other adverse consequences.

For example, certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our capital stock may prevent the inclusion of our common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our common stock. Any exclusion from stock indices could result in a less active trading market for our common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our common stock.

The difference in the voting rights between our common stock and Class B common stock could also harm the value of our common stock to the extent that any investor or potential future purchaser of our common stock ascribes value to the right of holders of our Class B common stock to ten votes per share of Class B common stock, or could potentially result in holders of our Class B common stock receiving higher consideration in a sale of our company than that paid to holders of our common stock. The existence of two classes of common stock could also result in less liquidity for our common stock than if there were only one class of common stock.

In addition, our charter and by-laws require securities actions to be brought in federal court and derivative actions to be filed in Delaware. These features may impact the value of our stock.

We do not expect to declare any regular cash dividends in the foreseeable future.

Vimeo, Inc. has never declared or paid any cash dividends on its capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, holders of our common stock may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We maintain a comprehensive Information Security Management System ("ISMS") program, which is led by a dedicated Chief Information Security Officer ("CISO"), who joined the Company in April 2023 and has 25 years of extensive technical and SaaS experience, having served in roles of increasing responsibility relating to information security at other large public companies. Our CISO has undertaken a comprehensive review of our information security systems and processes, and as a result, we have made significant improvements to our cybersecurity controls and procedures over the last eight months, and expect to see additional incremental improvement in our cybersecurity risk management over the next six to twelve months.

Under the CISO, the Information Security Team is responsible for defining and implementing the Company's cybersecurity strategy, policy, standards, architecture, and processes. The Information Security Team oversees the delivery of network, cloud, email and application security, security monitoring, penetration testing, cybersecurity training and incident response. Our ISMS program has been developed based on industry standards, including those published by the International Organization for Standardization and the National Institute of Standards and Technology. Through our ISMS program, we have established a comprehensive collection of policies and standard operating procedures to guide our cybersecurity strategy, which includes an Information Security Policy applicable to all Vimeo personnel, as well as a Supplier Information Security Policy for our third-party software vendors, both of which set forth cybersecurity standards, controls, and training requirements designed to protect corporate and customer data, whether it is processed by Vimeo or a service provider. We also conduct regular workforce training to instruct employees to identify cybersecurity concerns and take the appropriate action.

Our cybersecurity governance framework includes oversight by the Audit Committee of our Board of Directors, which reviews the effectiveness of the Company's management of cybersecurity, data privacy and other data- and technology-related risks, controls and procedures. The CISO reports regularly to our Audit Committee, as well as our Chief Executive Officer and other members of our senior management as appropriate. These reports include updates on the Company's cyber risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program, and the emerging threat landscape. Our ISMS program is regularly evaluated by external experts with the results of those reviews reported to senior management and the Board. The Audit Committee, and as appropriate, the Board, also receives prompt and timely information regarding any high severity cybersecurity incident, as well as ongoing updates regarding any such incident until it has been addressed.

As of the date of this report, we are not aware of any material risks resulting from any previously reported cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. We discuss the risks relating to cybersecurity threats and their potential impact on our business more fully in "Risk Factors" in Part I, Item 1A herein. Continuously enhancing our information security controls to meet the evolving cybersecurity threat landscape remains a top priority.

Item 2. Properties

We recruit and hire employees in jurisdictions around the world based on a range of factors, including the available talent pool, the type of work being performed, the relative cost of labor, regulatory requirements and costs, and other considerations. Since April 2020, the majority of our workforce has been working remotely. Our facilities, most of which are leased in the United States and various jurisdictions abroad, generally consist of executive and administrative offices, data centers and sales offices. All of our offices are leased, and we do not own any real property.

Our corporate headquarters are located at 330 West 34th Street in New York, New York. We believe that our current facilities are adequate to meet our foreseeable needs. We believe that suitable additional or alternative space would be available on commercially reasonable terms, as necessary, to accommodate our future growth.

Item 3. Legal Proceedings

The information set forth under "Note 14— Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities

Market Information for Our Common Stock

Our common stock has been listed on Nasdaq under the symbol "VMEO" since May 25, 2021. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of February 8, 2024, we had 887 holders of record of our common stock and one holder of record of our Class B common stock. Because many of our shares of common stock are held in street name by brokers and other nominees on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our common stock represented by these holders of record.

Dividend Policy

Vimeo, Inc. has never declared or paid any cash dividends on its capital stock. Prior to the Spin-off, on November 5, 2020, the Vimeo OpCo board of directors declared a cash dividend in the amount of $0.22 per share of Vimeo OpCo voting common stock and Vimeo OpCo non-voting common stock. The dividend payment date was set as November 13, 2020, and the dividend was paid to Vimeo OpCo stockholders of record as of the close of business on November 5, 2020.

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item is incorporated by reference from the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans" included in Part III. Item 12 of this Annual Report on Form 10-K.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The following graph compares (i) the cumulative total stockholder return on our common stock from May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq) through December 31, 2023 with (ii) the cumulative total return of the Standard & Poor's ("S&P") 500 Index and the Standard & Poor's Information Technology Index over the same period, assuming the investment of $100 in our common stock and in both of the other indices on May 25, 2021 and the reinvestment of dividends. The graph uses the closing market price on May 25, 2021 of $45.39 per share as the initial value of our common stock. As discussed above, we have never declared or paid a cash dividend on our common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future. The returns shown are based on historical results and are not intended to suggest future performance.



Item 6. Reserved

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for Vimeo

Spin-off

On May 25, 2021, Vimeo completed (i) the separation of Vimeo from IAC/InterActiveCorp ("IAC") through a series of transactions that resulted in the transfer of IAC's Vimeo business to Vimeo, Inc. (formerly named "Vimeo Holdings, Inc."), and Vimeo becoming an independent, separately traded public company through a spin-off from IAC (the "Spin-off"); and (ii) the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2021 (the "Merger Agreement"), by and among Vimeo, Stream Merger Sub, Inc., a wholly-owned subsidiary of Vimeo, and Vimeo.com, Inc., a subsidiary of IAC formerly named "Vimeo, Inc." ("Vimeo OpCo"). Following completion of the Spin-off, Vimeo's common stock, par value $0.01 per share, began trading under the symbol "VMEO" on The Nasdaq Global Select Market ("Nasdaq") on May 25, 2021.

Operating Metrics and Key Terms:

		Years Ended December 31,		
		2023	2022	% Change
		(In thousands, except ARPU)		
Self-Serve & Add-Ons:				
Subscribers		1,379.7	1,505.0	(8)%
Average Subscribers		1,442.4	1,529.9	(6)%
ARPU	$	198 $	199	(1)%
Bookings	$	281,548 $	297,312	(5)%
Vimeo Enterprise:				
Subscribers		3.3	2.2	49 %
Average Subscribers		2.8	1.9	44 %
ARPU	$	20,269 $	20,321	— %
Bookings	$	71,435 $	46,781	53 %
Other:				
Subscribers		67.0	93.3	(28)%
Average Subscribers		80.1	116.0	(31)%
ARPU	$	938 $	767	22 %
Bookings	$	50,106 $	67,015	(25)%

When the following terms appear in this Management's Discussion and Analysis of Financial Condition and Results of Operations for Vimeo, they have the meanings indicated below:

- **Self-Serve & Add-Ons** relates to our subscription plans sold directly online, and any add-on services tied to those online subscriptions. This includes our Starter, Standard, and Advanced subscription plans, and add-on services such as bandwidth charges, which are sold through our sales force to subscribers of one of our plans if they exceed a certain threshold of bandwidth.

- **Vimeo Enterprise** relates to our video offering designed for teams and organizations, which includes the same capabilities of Self-Serve & Add-Ons plus enterprise-grade features such as advanced security, custom user permissions, single-sign on for employees, interactive video tools, and marketing software integrations. Vimeo Enterprise is sold through our sales force and is often an upgrade from Vimeo's Self-Serve & Add-Ons as the number of users or use cases in an organization grows.

- **Other** relates to products and services we offer outside of Self-Serve & Add-Ons and Vimeo Enterprise, primarily our over-the-top ("OTT") video monetization solution that allows customers to launch and run their own video streaming channel directly to their audience through a branded web portal, mobile apps and Internet-enabled TV apps. Other also includes Magisto, Livestream, Wibbitz, and WIREWAX.

- **Subscribers** is the number of users who have an active subscription to one of Vimeo's paid plans measured at the end of the relevant period. Vimeo counts each account with a subscription plan as a subscriber. In the case of customers who maintain accounts across Self-Serve & Add-Ons, Vimeo Enterprise, and Other, Vimeo counts them as one subscriber for each of the components in which they maintain a subscription. Vimeo does not count team members who have access to a subscriber's account as additional subscribers.

- **Average Subscribers** is the sum of the number of Subscribers at the beginning and at the end of the relevant measurement period divided by two.

- **Average Revenue per User ("ARPU")** is the annualized revenue for the relevant period divided by Average Subscribers. For periods that are less than a full year, annualized revenue is calculated by dividing the revenue for that particular period by the number of calendar days in the period and multiplying this value by the number of days in that year.

- **Bookings** consists of fixed fees for SaaS services, measured at the end of the relevant period, that subscribers have paid or committed to pay during their subscription period or 12 months, whichever is shorter, less refunds and chargebacks during the same period.

- **Gross Margin** is revenue less cost of revenue, divided by revenue.

- **Cost of Revenue** consists primarily of hosting fees, credit card processing fees, compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in customer care functions, traffic acquisition costs, which includes the amortization of in-app purchase fees, outsourced customer care personnel costs, rent expense and facilities costs. In-app purchase fees are monies paid to Apple and Google in connection with the processing of in-app purchases of subscriptions and product features through the in-app payment systems provided by Apple and Google.

- **Research and Development Expense** consists primarily of compensation expense and other employee-related costs and stock-based compensation expense that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology, software license and maintenance costs, rent expense and facilities costs.

- **Sales and Marketing Expense** consists primarily of advertising expenditures, which include online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which includes conferences and events, compensation expense and other employee-related costs and stock-based compensation expense for Vimeo's sales force and marketing personnel, software license and maintenance costs, rent expense and facilities costs.

- **General and Administrative Expense** consists primarily of compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in executive management, finance, legal, tax, information technology and human resources, provision for credit losses, fees for professional services, rent expense, facilities costs, software license and maintenance costs, and business insurance.

- **Credit Facility** is the $100 million revolving credit facility entered into on February 12, 2021 by Vimeo.com, Inc., which was terminated in accordance with its terms effective June 30, 2023.

- **Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")** is a non-GAAP financial measure. See "Principles of Financial Reporting" for the definition of Adjusted EBITDA and a reconciliation of net earnings (loss) to Adjusted EBITDA for the years ended December 31, 2023 and 2022.

MANAGEMENT OVERVIEW

Vimeo is the world's leading all-in-one video software solution, providing the full breadth of video tools through a software-as-a-service model. Vimeo's comprehensive and cloud-based tools empower its users to create, collaborate and communicate with video on a single, turnkey platform.

Sources of Revenue

Vimeo's revenue is derived primarily from SaaS subscription fees paid by customers for subscription plans. Revenue is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that the service is made available to the customer. Subscription periods generally range from one month to three years with the most common being an annual subscription and are generally non-cancellable.

Distribution, Marketing and Advertiser Relationships

Vimeo pays to market and distribute its services on third-party search engines and social media websites, and through e-mail campaigns, display advertising, video advertising and affiliate marketing. Vimeo also pays traffic acquisition costs, which consist of fees paid to Apple and Google related to the distribution and the facilitation of in-app purchases of product features. These distribution channels might also offer other third parties services and products, which compete with those Vimeo offers.

Vimeo also markets and offers its services and products through branded websites, allowing customers to transact directly with it in a convenient manner.

Results of Operations

The following discussion should be read in conjunction with Item 8—Consolidated Financial Statements and Supplementary Data. For a discussion regarding our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the annual audited consolidated financial statements for the year ended December 31, 2022 and notes thereto included in the Form 10-K of Vimeo, Inc. filed with the Securities Exchange Commission on February 27, 2023.

Results of operations for the periods presented as a percentage of our revenue are as follows:

	Years Ended December 31,	
	2023	2022
	(as a % of revenue)	
Revenue	100 %	100 %
Cost of revenue (exclusive of depreciation shown separately below)	22 %	24 %
Gross profit	78 %	76 %
Operating expenses:		
Research and development expense	26 %	29 %
Sales and marketing expense	36 %	39 %
General and administrative expense	12 %	25 %
Depreciation	— %	1 %
Amortization of intangibles	1 %	1 %
Total operating expenses	75 %	95 %
Operating income (loss)	3 %	(19)%
Interest expense	— %	— %
Interest expense—related party	— %	— %
Other income, net	3 %	1 %
Earnings (loss) before income taxes	6 %	(18)%
Income tax provision	(1)%	— %
Net earnings (loss)	5 %	(18)%

Revenue

		Years Ended December 31,		
	2023	**2022**	**Change**	**% Change**
		(In thousands)		
Self-Serve & Add-Ons	$ 285,529	$ 304,726	$ (19,197)	(6)%
Vimeo Enterprise	56,499	39,271	17,228	44 %
Other	75,186	89,031	(13,845)	(16)%
Total revenue	$ 417,214	$ 433,028	$ (15,814)	(4)%

Revenue decreased $15.8 million, or 4%, due primarily to decreases of $19.2 million or 6% in Self-Serve & Add-Ons and $13.8 million or 16% in Other, partially offset by an increase of $17.2 million or 44% in Vimeo Enterprise. The decrease in Self-Serve & Add-Ons was primarily due to the decrease of 6% in Average Subscribers. The decrease in Other was primarily due to the Company deprecating a number of products in this category. The increase in Vimeo Enterprise was primarily due to an increase of 44% in Average Subscribers.

Cost of revenue (exclusive of depreciation shown separately below) and Gross profit

		Years Ended December 31,		
	2023	**2022**	**Change**	**% Change**
		(In thousands)		
Cost of revenue (exclusive of depreciation shown separately below)	$ 91,576	$ 103,595	$ (12,019)	(12)%
Gross profit	$ 325,638	$ 329,433	$ (3,795)	(1)%
Gross margin	78%	76%		

Cost of revenue decreased $12.0 million, or 12%, due primarily to decreases of $5.6 million in hosting fees driven by cost optimization initiatives, $2.7 million in customer care personnel costs driven by lower outsourced costs, $1.7 million in in-app purchase fees as the Company is actively deprecating the consumer-facing portion of the Magisto business, and $0.9 million in credit card processing fees driven by lower bookings from Self-Serve & Add-Ons.

Gross profit decreased $3.8 million, or 1%, due primarily to the decrease in revenue. Gross profit decreased at a slower rate than revenue due to cost optimization initiatives for hosting which as a percentage of revenue decreased.

Operating Expenses

		Years Ended December 31,		
	2023	**2022**	**Change**	**% Change**
		(In thousands)		
Research and development expense	$ 107,074	$ 127,661	$ (20,587)	(16)%
Sales and marketing expense	151,487	170,401	(18,914)	(11)
General and administrative expense	49,194	107,011	(57,817)	(54)
Depreciation	1,997	2,198	(201)	(9)%
Amortization of intangibles	2,839	5,100	(2,261)	(44)
Total operating expenses	$ 312,591	$ 412,371	$ (99,780)	(24)%

Research and development expense decreased $20.6 million, or 16%, due primarily to decreases of $14.6 million in compensation expense and other employee-related costs and $4.7 million in stock-based compensation expense, respectively. The decrease in compensation expense and other employee-related costs was driven by a decrease in headcount. The decrease in stock-based compensation was also driven by a decrease in headcount, which included the impact of executive turnover.

Sales and marketing expense decreased $18.9 million, or 11%, due primarily to a decrease of $16.0 million in advertising costs as we focused on higher-efficiency customer acquisition channels. The Company is currently forecasting advertising costs to decrease significantly in 2024 as we expect to increase our focus on product-led growth to attract more consumers organically, in a shift away from paid marketing efforts.

General and administrative expense decreased $57.8 million, or 54%, due primarily to decreases of $47.3 million in stock-based compensation expense and $6.8 million in provision for credit losses driven by a decrease in aged accounts receivable balances as a result of improved cash collections. The decrease in stock-based compensation expense was driven by executive and Board turnover.

Depreciation decreased $0.2 million, due primarily to $1.4 million from fully depreciating certain leasehold improvements and equipment in the second quarter of 2022 in connection with the Company's decision to not renew its lease for the space it occupied in IAC's headquarters, partially offset by $1.2 million of costs associated with asset retirement obligations incurred in 2023 related to the Company's international operations.

Amortization of intangibles decreased $2.3 million, or 44%, due primarily to certain intangible assets related to the 2019 acquisition of Magisto reaching the end of their estimated useful lives in the second quarter of 2023.

Operating income (loss)

	Years Ended December 31,			
	2023	2022	Change	% Change
	(In thousands)			
Operating income (loss)	$ 13,047	$ (82,938)	$ 95,985	NM

Operating income (loss) increased $96.0 million due to a decrease in gross profit of $3.8 million, more than offset by a decrease in operating expenses of $99.8 million. The decrease in gross profit was due to lower revenue, partially offset by improved gross margin (78% in 2023 compared to 76% in 2022). The decrease in operating expenses was due primarily to decreases in stock-based compensation expense of $52.3 million, compensation expense and other employee-related costs of $17.7 million, advertising costs of $16.0 million, and provision for credit losses of $6.8 million.

Non-Operating Expenses

	Years Ended December 31,			
	2023	2022	Change	% Change
	(In thousands)			
Interest expense	$ (998)	$ (491)	$ (507)	NM
Interest income	12,640	3,866	8,774	NM
Foreign exchange gains, net	$ 259	$ 1,893	$ (1,634)	(86)%
Loss on sale of an asset	(37)	—	(37)	NM
Other, net	—	5	(5)	(100)%
Other income, net	$ 12,862	$ 5,764	$ 7,098	NM

Interest expense increased $0.5 million due to the recognition of the unamortized deferred financing costs associated with the termination of the Credit Facility in the second quarter of 2023.

Other income, net increased $7.1 million due primarily to the increase in interest rates on the Company's money market funds, partially offset by weakening of the U.S. Dollar relative to 2022.

Income tax provision

	Years Ended December 31,			
	2023	2022	Change	% Change
	(In thousands)			
Income tax provision	$ (2,879)	$ (1,926)	$ (953)	49 %

For further details of income tax matters, see "Note 4—Income Taxes" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data.

Income tax provision increased as a result of an increase in earnings before income taxes. The difference between the effective income tax rate and federal statutory rate primarily relates to the movement in the valuation allowance, tax credits utilization, return-to-provision adjustments, and the effects of international tax provisions as required under the 2017 Tax Cuts and Jobs Act.

Adjusted EBITDA

| | Years Ended December 31, | | | |
	2023	2022	Change	% Change
	(In thousands)			
Adjusted EBITDA	$ 34,417	$ (8,233)	$ 42,650	NM
As a percentage of revenue	8%	(2)%		

For a reconciliation of net earnings (loss) to Adjusted EBITDA, see "Principles of Financial Reporting."

Adjusted EBITDA increased $42.7 million to $34.4 million, primarily due to a decrease in gross profit, more than offset by decreases in compensation expense and other employee-related costs, advertising costs, and provision for credit losses.

PRINCIPLES OF FINANCIAL REPORTING

We have provided Adjusted EBITDA in this report to supplement our financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We use this non-GAAP financial measure internally in analyzing our financial results and believe that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present a similar non-GAAP financial measure. However, our presentation of this non-GAAP financial measure may differ from the presentation of similarly titled measures by other companies. Adjusted EBITDA is one of the metrics on which our internal budgets are based and also one of the metrics by which management is compensated. We believe that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP financial measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and corresponding non-GAAP measure, which we discuss below.

Definition of Non-GAAP Measure

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income (loss) excluding: (1) stock-based compensation expense; (2) depreciation; (3) acquisition-related items consisting of (i) amortization of intangible assets, (ii) impairments of goodwill and intangible assets, if applicable, and (iii) gains and losses recognized on changes in the fair value of contingent consideration arrangements; and (4) restructuring costs associated with exit or disposal activities such as a reduction in force. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are either non-cash or non-recurring in nature. Adjusted EBITDA has certain limitations because it excludes the impact of these expenses.

The reconciliation of net earnings (loss) to Adjusted EBITDA is as follows:

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Net earnings (loss)	$ 22,032	$ (79,591)
Add back:		
Income tax provision	2,879	1,926
Other income, net	(12,862)	(5,764)
Interest expense	998	491
Operating income (loss)	13,047	(82,938)
Add back:		
Stock-based compensation expense	12,042	64,340
Depreciation	1,997	2,198
Amortization of intangibles	2,839	5,100
Contingent consideration fair value adjustments	(396)	(1,116)
Restructuring costs	4,888	4,183
Adjusted EBITDA	$ 34,417	$ (8,233)

Items That Are Excluded From Non-GAAP Measure

Stock-based compensation expense consists of expense associated with the grants of Vimeo stock-based awards. These expenses are not paid in cash and we view the economic costs of stock-based awards to be the dilution to our share base. We also consider the dilutive impact of stock-based awards in GAAP diluted earnings per share, to the extent such impact is dilutive.

Depreciation is a non-cash expense relating to our leasehold improvements and equipment and is computed using the straight-line method to allocate the cost of depreciable assets to operations over their estimated useful lives, or, in the case of leasehold improvements, the lease term, if shorter.

Amortization of intangible assets and impairments of goodwill and intangible assets are non-cash expenses related to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships, technology and trade names, are valued and amortized over their estimated lives. An impairment is recorded when the carrying value of an intangible asset or goodwill exceeds its fair value. We believe that intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization and impairments of intangible assets or goodwill, if applicable, are not ongoing costs of doing business.

Gains and losses recognized on changes in the fair value of contingent consideration arrangements are accounting adjustments to report contingent consideration liabilities at fair value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or the ongoing cost of doing business.

Restructuring costs consist of costs associated with exit or disposal activities such as severance and other post-employment benefits paid in connection with a reduction in force. We consider these costs to be non-recurring in nature and therefore, are not indicative of current or future performance or the ongoing cost of doing business.

VIMEO'S FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Position

	December 31,	
	2023	2022
	(In thousands)	
Cash and cash equivalents:		
United States	$ 283,971	$ 265,252
All other countries	17,401	9,245
Total cash and cash equivalents	$ 301,372	$ 274,497

Vimeo's international cash can be repatriated without significant tax consequences.

Cash Flow Information

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Net cash provided by (used in):		
Operating activities	$ 37,785	$ (37,071)
Investing activities	$ 531	$ 830
Financing activities	$ (11,695)	$ (10,588)

Net cash provided by (used in) operating activities consists of net earnings (loss) adjusted for non-cash items and the effect of changes in working capital.

Year ended December 31, 2023

Adjustments to net earnings consisted primarily of $12.0 million of stock-based compensation expense, non-cash lease expense of $4.4 million, and amortization of intangibles of $2.8 million. The decrease from changes in working capital consisted of a decrease of $7.7 million in accounts payable and other liabilities and an increase of $5.2 million in prepaid expenses and other assets, partially offset by an increase of $4.1 million in deferred revenue. The decrease in accounts payable and other liabilities was due primarily to the payment of 2022 cash bonuses in 2023, lease payments, the timing of invoice payments, and the payment of a contingent consideration arrangement (the portion that was in excess of the amount recorded in purchase accounting and as described in "Note 7—Fair Value Measurements"), partially offset by accruals for 2023 cash bonuses expected to be paid in 2024. The increase in prepaid expenses and other assets was due primarily to increased software expenditures and the timing of cash payments. The increase in deferred revenue was due primarily to growth in Vimeo Enterprise bookings.

Net cash provided by investing activities included proceeds of $0.6 million previously held in escrow related to the sale of Vimeo's retained interest in its former hardware business.

Net cash used in financing activities included $6.4 million related to the settlement of equity awards, primarily withholding taxes, and $5.8 million related to contingent consideration arrangements (the portion up to the amount recorded in purchase accounting as described in "Note 7—Fair Value Measurements").

Year ended December 31, 2022

Adjustments to net loss consisted primarily of $64.3 million of stock-based compensation expense, provision for credit losses of $7.6 million, $5.1 million of amortization of intangibles, non-cash lease expense of $6.0 million, and $2.2 million of depreciation. The decrease from changes in working capital primarily consisted of a decrease in accounts payable and other liabilities of $23.8 million and an increase in accounts receivable of $13.0 million. The decrease in accounts payable and other liabilities was due primarily to the timing of invoice payments and lease payments. The increase in accounts receivable was due primarily to growth in the business.

Net cash provided by investing activities included proceeds of $1.6 million previously held in escrow related to the sale of Vimeo's retained interest in its former hardware business, partially offset by capital expenditures of $0.8 million.

Net cash used by financing activities reflected the timing of net withholding taxes paid related to the exercise of equity awards of $5.4 million and the $4.8 million payment in July 2022 related to the WIREWAX contingent consideration arrangement (as described in "Note 7—Fair Value Measurements").

Liquidity and Capital Resources

January 2021 Primary Equity Raise and Repayment of Debt Payable to IAC

In January 2021, Vimeo OpCo raised $300 million of equity capital via the sale of 6.2 million shares of Vimeo OpCo Class A Voting common stock for $200 million, or $32.41 per share, at a $5.2 billion pre-money valuation, and 2.8 million shares of Vimeo OpCo Class A Voting common stock for $100 million, or $35.35 per share, at a $5.7 billion pre-money valuation. A portion of the proceeds from the January 2021 primary equity raise was used to repay the debt payable to IAC, including accrued interest.

Outstanding Stock-based Awards

Stock-based awards are settled in shares of Vimeo common stock and may be settled on a gross or net basis based upon factors deemed relevant at the time. Currently, stock-based awards are generally settled on a net basis, such that individual award holders will receive shares of Vimeo common stock, net of a number of shares of Vimeo common stock equal to the required cash tax withholding payment, which will be paid by Vimeo on the employee's behalf.

Liquidity Assessment

At December 31, 2023, Vimeo had $301.4 million in cash and cash equivalents and no debt. Vimeo believes its existing cash and cash equivalents will be sufficient to fund its normal operating requirements, including capital expenditures, and other commitments for the foreseeable future. This assessment includes the effect of non-cancellable purchase obligations, which primarily relate to cloud computing arrangements, and operating leases related to office space. For further details, see "Note 13 —Leases" and "Note 14—Commitments and Contingencies" to the consolidated financial statements included in Item 8— Consolidated Financial Statements and Supplementary Data. The Company's forecast indicates that it may not meet the minimum commitment of a non-cancellable cloud computing arrangement which expires in the fourth quarter of 2024, and as a result, could incur additional costs. Vimeo does not currently expect to incur significant capital expenditures.

Vimeo's liquidity could be negatively affected by a decrease in demand for our products and services, or the occurrence of unexpected expenses. Vimeo may need to raise additional capital through future debt or equity financings to make additional acquisitions and investments or to provide for greater financial flexibility. Additional financing may not be available on terms favorable to Vimeo or at all.

Off-Balance Sheet Arrangements

Other than the purchase obligations described in "Note 14— Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data, Vimeo does not have any off-balance sheet arrangements as of December 31, 2023.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following disclosure is provided to supplement the descriptions of Vimeo's accounting policies contained in "Note 2 —Summary of Significant Accounting Policies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data in regard to significant areas of judgment. Management of Vimeo is required to make certain estimates, judgments and assumptions during the preparation of its consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). These estimates, judgments and assumptions impact the reported amount of assets, liabilities, revenue and expenses and the related disclosure of assets and liabilities. Actual results could differ from these estimates. Because of the size of the financial statement elements to which they relate, some of Vimeo's accounting policies and estimates have a more significant impact on its consolidated financial statements than others. A discussion of Vimeo's critical accounting policies and estimates follows.

Allowance for Credit Losses

Vimeo maintains an allowance for credit losses to provide for the estimated amount of accounts receivable that will not be collected. The allowance for credit losses is determined using loss rates applied to the outstanding accounts receivable balances based upon a number of factors, including the length of time accounts receivable are past due, Vimeo's previous loss history and customer-specific information, including the customer's ability and intent to pay its obligation with additional adjustment based on our expectations of changes in macroeconomic conditions that may impact our ability to collect the outstanding receivables.

At December 31, 2023 and 2022, the allowance for credit losses was $2.7 million and $5.2 million, respectively, and represented 9% and 14% of outstanding receivables, respectively. The loss rates used to calculate the allowance for credit losses are subjective and changes to the loss rates applied may impact the allowance and provision for credit losses. Provision for credit losses for the years ended December 31, 2023, 2022 and 2021 were $0.8 million, $7.6 million, and $1.4 million, respectively.

Recoverability of Goodwill

Goodwill had a carrying value of $245.4 million at both December 31, 2023 and 2022, and is assessed for impairment annually as of October 1 or more frequently if an event occurs or circumstances change that would more likely than not reduce its fair value below its carrying value. Goodwill is tested for impairment at the reporting unit level which is either the "operating segment level," or one level below, which is referred to as a "component." The level at which the impairment test is performed requires judgment in identifying operating segments and components, and whether or not any components can be aggregated for purposes of the impairment test. Management has determined that there is one operating segment and no components below that level, resulting in a single reporting unit at the overall Vimeo level for purposes of testing goodwill for impairment.

In assessing goodwill for impairment, Vimeo has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If Vimeo determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it is not required to perform any additional tests in assessing goodwill for impairment. However, if Vimeo concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform a quantitative assessment to determine the fair value of its reporting units. If the carrying value of a reporting unit exceeds its fair value, an impairment equal to the excess is recorded.

For Vimeo's annual goodwill test as of October 1, 2023, a qualitative assessment of goodwill was performed because Vimeo concluded it was more likely than not that its fair value was in excess of its carrying value. The primary factor that the Company considered in determining that no impairment exists was that Vimeo's October 1, 2023 market capitalization of approximately $700 million exceeded its carrying value by approximately $300 million.

Vimeo Restricted Shares

On March 23, 2023, the Company announced in a Current Report on Form 8-K filed with the SEC that on March 20, 2023, Joseph Levin, Chairman and member of the Board and IAC's Chief Executive Officer, submitted his resignation as Chairman and member of the Board, effective immediately. Mr. Levin's resignation was not the result of any dispute or disagreement with the Company or the Board. Mr. Levin continues to be involved with the Board and the Company, serving as Special Advisor to the Board.

In consideration of Mr. Levin's reduced responsibilities as Special Advisor in comparison to those previously provided as Chairman and Board member, the Company entered into an amended and restated Restricted Stock Agreement, dated as of March 20, 2023 (the "Amended RSA"), which amended and restated the Restricted Stock Agreement, dated as of June 7, 2021, by and between the Company and Mr. Levin (the "RSA"). The Amended RSA reduced the total number of shares of Vimeo common stock underlying the RSA by one-third, to a total of 3,247,000 shares ("Vimeo Restricted Shares"). Vesting of the Vimeo Restricted Shares is subject to Mr. Levin's continued service as Special Advisor to the Board as well as the achievement of certain stock price targets which were unchanged.

The Company accounted for these changes as a modification of the Vimeo Restricted Shares based on the consideration of two key factors. The first factor is that absent the amendment to allow for the continuance of the RSA as Special Advisor, Mr. Levin would have forfeited the award in its entirety since the requisite service required by the RSA would not have been provided. The second factor is that the Company determined that there was a significant reduction in responsibilities as many of the services to be provided as Special Advisor will be performed on an ad hoc basis versus the requirements of the Chairman. The Amended RSA was reviewed and approved by a special committee of independent members of the Board, and the special committee took these changes into account when approving the reduction in shares, which was negotiated between the Company and Mr. Levin.

Accordingly, in the first quarter of 2023, the Company reversed $14.8 million of stock-based compensation expense which represents the cumulative amount of such stock-based compensation expense recognized in "General and administrative expense" in the accompanying consolidated statement of operations since entering into the RSA with Mr. Levin. If the Company had not expected a significant reduction in Mr. Levin's responsibilities, then the Company would not have reversed any stock-based compensation expense and would have continued to amortize the fair value of the RSA as stock-based compensation expense over the requisite service period, and as a result, stock-based compensation for the year ended December 31, 2023 would have been higher by approximately $20 million.

The determination of the fair value of the Vimeo Restricted Shares underlying the Amended RSA on the modification date was complex and required a significant amount of judgment because of the existence of market-based vesting conditions. Stock-based compensation expense related to an award with a market condition is recognized regardless of whether the market condition is satisfied, to the extent the time-based condition is satisfied. Market conditions must be included in the determination of the estimated fair value on the applicable measurement date.

The fair value of the Vimeo Restricted Shares underlying the Amended RSA on the modification date was $2.3 million and is expected to be recognized over the remaining requisite service period through November 5, 2030, subject to Mr. Levin's continued service as Special Advisor, and was determined using a lattice model that incorporated a Monte Carlo simulation of Vimeo's stock price. The key assumptions in this simulation included Vimeo's closing stock price on the date of modification of $3.46, expected volatility of 51.8%, risk-free interest rate of 3.5%, and dividend yield of 0%.

Income Taxes

Vimeo regularly assesses the realizability of deferred tax assets considering all available evidence including, to the extent applicable, the nature, frequency and severity of prior cumulative losses, forecasts of future taxable income, tax filing status, the duration of statutory carryforward periods, available tax planning and historical experience. As of December 31, 2023 and 2022, Vimeo is in a three-year cumulative loss position in the United States and has recorded a full valuation allowance of $62.1 million and $67.5 million, respectively, against the related net deferred tax assets.

Vimeo evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when Vimeo concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. De-recognition of a tax position that was previously recognized would occur when Vimeo subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. At December 31, 2023 and 2022, Vimeo had unrecognized tax benefits of $4.6 million and $2.5 million, respectively. Vimeo considers many factors when evaluating and estimating its tax positions and unrecognized tax benefits, which may require periodic adjustment and which may not accurately anticipate actual outcomes. Although management currently believes changes to unrecognized tax benefits from period to period and differences between amounts paid, if any, upon resolution of issues raised in audits and amounts previously provided will not have a material impact on the liquidity, results of operations, or financial condition of Vimeo, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see "Note 2—Summary of Significant Accounting Policies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange

International revenue, which is based upon the location of the customer, accounted for 47%, 49%, and 50% of Vimeo's total revenue for the years ended December 31, 2023, 2022, and 2021, respectively. Subscriptions that are purchased by international customers through Vimeo's sales force are generally priced in U.S. dollars. Subscriptions that are purchased by international customers directly through our website or apps are generally priced in local currency.

Vimeo is exposed to foreign currency transaction gains and losses to the extent it or its subsidiaries conduct transactions in and/or have assets and/or liabilities that are denominated in a currency other than the entity's functional currency. Vimeo recorded foreign exchange gains of $0.3 million and $1.9 million for the years ended December 31, 2023 and 2022, respectively, and a loss of less than $0.1 million for the year ended December 31, 2021.

Item 8. Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vimeo, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vimeo, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter

During the year ended December 31, 2023, the Company recognized revenue of $417.2 million. As disclosed in Note 2 to the consolidated financial statements, revenue is derived primarily from fixed software-as-a-service subscription fees paid by customers and is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date access is provided to the Vimeo platform. Deferred revenue consists of payments that are received or are contractually due in advance of Vimeo's performance.

Auditing revenue and deferred revenue related to subscription plans sold through the Company's sales force was especially challenging due to the volume of transactions, the use of data sourced from multiple documents, systems and tools and the manual nature of the Company's process for calculating and recording revenue and related deferred revenue. This required an increased extent of audit effort to identify, evaluate, and test the inputs to the revenue and deferred revenue calculations.

How We Addressed the Matter in Our Audit

To test revenue and deferred revenue related to subscription plans sold through the Company's sales force, we performed audit procedures that included, among others, testing the completeness and accuracy of the data used in the Company's calculations by comparing contract data to source documents and recalculating the amounts of revenue and deferred revenue recorded for a sample of transactions. We also performed a predictive analytic for expected revenue and related deferred revenue and tested the completeness of recorded revenue transactions by comparing the Company's customer contract information to the Company's revenue reporting to evaluate whether those transactions were properly included or excluded from revenue recognized during the period.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

New York, New York
February 21, 2024

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31,		
	2023		**2022**
	(In thousands, except par value amounts)		
ASSETS			
Cash and cash equivalents	$ 301,372	$	274,497
Accounts receivable, net of allowance of $2,728 and $5,183 at December 31, 2023 and December 31, 2022, respectively	26,605		31,434
Prepaid expenses and other current assets	23,491		18,395
Total current assets	351,468		324,326
Leasehold improvements and equipment, net	607		1,355
Goodwill	245,406		245,406
Intangible assets with definite lives, net	2,629		5,468
Other non-current assets	22,810		28,876
TOTAL ASSETS	$ 622,920	$	605,431
LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES:			
Accounts payable, trade	$ 4,696	$	8,415
Deferred revenue	168,610		167,388
Accrued expenses and other current liabilities	53,573		57,151
Total current liabilities	226,879		232,954
Other long-term liabilities	13,809		18,619
Commitments and contingencies			
SHAREHOLDERS' EQUITY:			
Common stock, $0.01 par value; 1,600,000 shares authorized; 158,511 and 157,187 shares issued and outstanding, respectively	1,585		1,572
Class B common stock, $0.01 par value; 400,000 shares authorized; 9,399 shares issued and outstanding	94		94
Preferred stock $0.01 par value; 100,000 shares authorized, no shares issued and outstanding	—		—
Additional paid-in capital	774,587		768,390
Accumulated deficit	(393,335)		(415,367)
Accumulated other comprehensive loss	(699)		(831)
Total shareholders' equity	382,232		353,858
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 622,920	$	605,431

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,					
		2023		2022		2021
		(In thousands, except per share data)				
Revenue	$	417,214	$	433,028	$	391,678
Cost of revenue (exclusive of depreciation shown separately below)		91,576		103,595		102,537
Gross profit		325,638		329,433		289,141
Operating expenses:						
Research and development expense		107,074		127,661		105,586
Sales and marketing expense		151,487		170,401		152,691
General and administrative expense		49,194		107,011		85,111
Depreciation		1,997		2,198		923
Amortization of intangibles		2,839		5,100		5,846
Total operating expenses		312,591		412,371		350,157
Operating income (loss)		13,047		(82,938)		(61,016)
Interest expense		(998)		(491)		(438)
Interest expense—related party		—		—		(726)
Other income, net		12,862		5,764		10,241
Earnings (loss) before income taxes		24,911		(77,665)		(51,939)
Income tax provision		(2,879)		(1,926)		(828)
Net earnings (loss)	$	22,032	$	(79,591)	$	(52,767)
Per share information:						
Basic earnings (loss) per share	$	0.13	$	(0.49)	$	(0.33)
Diluted earnings (loss) per share	$	0.13	$	(0.49)	$	(0.33)
Stock-based compensation expense by function:						
Cost of revenue	$	996	$	1,000	$	493
Research and development expense		15,753		20,447		16,114
Sales and marketing expense		9,661		9,986		4,693
General and administrative expense		(14,368)		32,907		23,593
Total stock-based compensation expense	$	12,042	$	64,340	$	44,893

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE OPERATIONS

	Years Ended December 31,					
		2023		2022		2021
		(In thousands)				
Net earnings (loss)	$	22,032	$	(79,591)	$	(52,767)
Other comprehensive income (loss):						
Change in foreign currency translation adjustments		132		(745)		1
Total other comprehensive income (loss)		132		(745)		1
Comprehensive income (loss)	$	22,164	$	(80,336)	$	(52,766)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2023, 2022, and 2021

(In thousands)

	Common stock, $0.01 par value $	Shares	Class B common stock, $0.01 par value $	Shares	Class A Voting common stock of Vimeo OpCo, $0.01 par value $	Shares	Class B Non-Voting common stock of Vimeo OpCo, $0.01 par value $	Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance as of December 31, 2020	$ —	—	$ —	—	$ 837	83,656	$ 663	66,285	$ 366,676	$ (283,009)	$ (87)	$ 85,080
Net loss	—	—	—	—	—	—	—	—	—	(52,767)	—	(52,767)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	1	1
Stock-based compensation expense	—	—	—	—	—	—	—	—	44,893	—	—	44,893
Amounts related to settlement of equity awards	18	1,856	—	—	1	133	—	—	(6,896)	—	—	(6,877)
Issuance of common stock, net of fees	—	—	—	—	90	9,000	—	—	299,660	—	—	299,750
Exchange of shares related to Spin-off	1,500	149,981	94	9,399	(928)	(92,789)	(663)	(66,285)	(3)	—	—	—
Restricted Stock Award	49	4,871	—	—	—	—	—	—	(49)	—	—	—
Other	—	—	—	—	—	—	—	—	515	—	—	515
Balance as of December 31, 2021	$ 1,567	156,708	$ 94	9,399	$ —	—	$ —	—	$ 704,796	$ (335,776)	$ (86)	$ 370,595
Net loss	—	—	—	—	—	—	—	—	—	(79,591)	—	(79,591)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(745)	(745)
Stock-based compensation expense	—	—	—	—	—	—	—	—	64,340	—	—	64,340
Amounts related to settlement of equity awards	5	479	—	—	—	—	—	—	(746)	—	—	(741)
Balance at December 31, 2022	$ 1,572	157,187	$ 94	9,399	$ —	—	$ —	—	$ 768,390	$ (415,367)	$ (831)	$ 353,858
Net earnings	—	—	—	—	—	—	—	—	—	22,032	—	22,032
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	132	132
Stock-based compensation expense	—	—	—	—	—	—	—	—	12,042	—	—	12,042
Amounts related to settlement of equity awards	29	2,948	—	—	—	—	—	—	(5,861)	—	—	(5,832)
Restricted Stock Award	(16)	(1,624)	—	—	—	—	—	—	16	—	—	—
Balance at December 31, 2023	$ 1,585	158,511	$ 94	9,399	$ —	—	$ —	—	$ 774,587	$ (393,335)	$ (699)	$ 382,232

VIMEO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2023	**2022**	**2021**
		(In thousands)	
Cash flows from operating activities:			
Net earnings (loss)	$ 22,032	$ (79,591)	$ (52,767)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Stock-based compensation expense	12,042	64,340	44,893
Amortization of intangibles	2,839	5,100	5,846
Depreciation	1,997	2,198	923
Provision for credit losses	777	7,606	1,428
(Gain) loss on the sale of an asset	37	—	(10,151)
Non-cash lease expense	4,449	5,971	3,884
Other adjustments, net	1,333	(433)	542
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable	1,075	(13,027)	(19,204)
Prepaid expenses and other assets	(5,180)	(3,090)	(10,086)
Accounts payable and other liabilities	(7,744)	(23,760)	13,948
Deferred revenue	4,128	(2,385)	36,698
Net cash provided by (used in) operating activities	37,785	(37,071)	15,954
Cash flows from investing activities:			
Acquisitions, net of cash acquired	—	21	(14,241)
Capital expenditures	(108)	(802)	(445)
Proceeds from the sale of an asset	639	1,611	7,862
Net cash provided by (used in) investing activities	531	830	(6,824)
Cash flows from financing activities:			
Proceeds from sale of common stock, net of fees	—	—	299,750
Principal payments on related-party debt	—	—	(94,565)
Deferred financing costs	—	—	(1,440)
Amounts related to settlement of equity awards	(6,414)	(5,448)	(4,051)
Proceeds from exercise of stock options	759	18	3,364
Contingent consideration payment	(5,774)	(4,816)	—
Other, net	(266)	(342)	—
Net cash (used in) provided by financing activities	(11,695)	(10,588)	203,058
Total cash provided (used)	26,621	(46,829)	212,188
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(19)	(682)	120
Net increase (decrease) in cash and cash equivalents and restricted cash	26,602	(47,511)	212,308
Cash and cash equivalents and restricted cash at beginning of period	274,834	322,345	110,037
Cash and cash equivalents and restricted cash at end of period	$ 301,436	$ 274,834	$ 322,345

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Description of Business

Vimeo is the world's leading all-in-one video software solution, providing the full breadth of video tools through a software-as-a-service model. Vimeo's comprehensive and cloud-based tools empower its users to create, collaborate and communicate with video on a single, turnkey platform.

As used herein, "Vimeo," "Company," "we," "our" or "us" and similar terms in these consolidated financial statements refer to Vimeo, Inc. (formerly Vimeo Holdings, Inc.) and its subsidiaries (unless the context requires otherwise).

Spin-off

On May 25, 2021, Vimeo completed (i) the separation of Vimeo from IAC/InterActiveCorp ("IAC") through a series of transactions that resulted in the transfer of IAC's Vimeo business to Vimeo, Inc. (formerly named "Vimeo Holdings, Inc."), and Vimeo becoming an independent, separately traded public company through a spin-off from IAC (the "Spin-off"); and (ii) the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2021 (the "Merger Agreement"), by and among Vimeo, Stream Merger Sub, Inc., a wholly-owned subsidiary of Vimeo, and Vimeo.com, Inc., a subsidiary of IAC formerly named "Vimeo, Inc." ("Vimeo OpCo"). Following completion of the Spin-off, Vimeo's common stock, par value $0.01 per share, began trading under the symbol "VMEO" on The Nasdaq Global Select Market ("Nasdaq") on May 25, 2021.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and with the rules and regulations of the Securities and Exchange Commission ("SEC"). The accompanying consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of entities in which Vimeo has a controlling interest ("subsidiaries"), and in the opinion of management, include all adjustments considered necessary for a fair presentation.

All intercompany balances and transactions between and among Vimeo and its subsidiaries have been eliminated. All related party balances between Vimeo and IAC and its subsidiaries are reflected in the accompanying consolidated balance sheet within "Accrued expenses and other current liabilities" and "Other long-term liabilities".

All related party transactions between Vimeo and IAC and its subsidiaries, other than amounts related to the settlement of equity awards and principal payments to certain IAC subsidiaries, are reflected in the accompanying consolidated statement of cash flows as operating activities. Amounts related to the settlement of equity awards and principal payments to certain IAC subsidiaries, are reflected in the accompanying consolidated statement of cash flows as financing activities.

Prior to the Spin-off, the consolidated financial statements of Vimeo OpCo and subsidiaries were prepared on a standalone basis and were derived from the historical accounting records of Vimeo OpCo and IAC. The accompanying consolidated financial statements reflect the historical financial position, results of operations and cash flows of Vimeo and its subsidiaries since their respective dates of acquisition by Vimeo and the allocation to Vimeo of certain IAC corporate expenses relating to Vimeo based on the historical accounting records of IAC. Prior to the Spin-off, IAC allocated certain corporate expenses to Vimeo which were charged to "Additional paid-in capital" in the accompanying consolidated balance sheet. Additionally, income taxes were computed for Vimeo on an as if standalone, separate tax return basis and payments to and refunds from IAC for Vimeo's share of IAC's consolidated state tax return liabilities have been reflected within cash flows from operating activities in the accompanying consolidated statement of cash flows. In management's opinion, the assumptions underlying the historical consolidated financial statements of Vimeo, including the basis on which the expenses have been allocated from IAC, are reasonable. However, these allocations may not reflect the expenses that Vimeo would have incurred as an independent, standalone company for the periods presented.

Accounting Estimates

Management of Vimeo is required to make certain estimates, judgments and assumptions during the preparation of its consolidated financial statements in accordance with GAAP that affect the amounts reported in the accompanying consolidated financial statements and footnotes thereto. Actual results could differ from these estimates.

Significant estimates and judgments inherent in the preparation of the accompanying consolidated financial statements include those related to: the carrying value of accounts receivable, including the determination of the allowance for credit losses; the determination of the estimated customer relationship period for certain costs to obtain a contract with a customer; the carrying value of right-of-use assets ("ROU assets") and related lease liabilities; the useful lives and recoverability of intangible assets with definite lives; the recoverability of goodwill; contingencies; unrecognized tax benefits; the valuation allowance for deferred income tax assets; and the fair value of and forfeiture rates for stock-based awards, among others. Vimeo bases its estimates, judgments and assumptions on historical experience, its forecasts and budgets and other factors that Vimeo considers relevant.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Vimeo's revenue is derived primarily from fixed SaaS subscription fees paid by customers. Subscription periods generally range from one month to three years with the most common being an annual subscription and are generally non-cancellable. Vimeo's disaggregated revenue disclosures are presented in "Note 3—Revenue."

Vimeo accounts for a contract with a customer when it has approval and commitment from all parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The transaction price, which generally reflects the fixed SaaS subscription fees listed in the terms of the contract, is the amount of consideration Vimeo expects to be entitled to in exchange for access to the Vimeo platform. The transaction price is recognized as revenue on a straight-line basis over the contractual term of the arrangement beginning on the date access is provided to the Vimeo platform, which is considered to be a series of distinct services that comprise a single performance obligation and have the same pattern of transfer over the contractual term. All taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers are excluded from the measurement of the transaction price, and accordingly, not included as a component of revenue or cost of revenue. For contracts that have an original duration of one year or less, Vimeo does not consider the time value of money applicable to such contracts. Estimates of variable consideration are not significant.

Deferred Revenue

Deferred revenue consists of payments that are received or are contractually due in advance of Vimeo's performance. Vimeo's deferred revenue is reported on a contract by contract basis at the end of each reporting period. Vimeo classifies deferred revenue as current when the term of the applicable subscription period or expected completion of its performance obligation is one year or less.

Costs to Obtain a Contract with a Customer

Vimeo has determined that certain costs, primarily commissions paid to employees pursuant to certain sales incentive programs and mobile app store fees, meet the requirements to be capitalized as a cost of obtaining a contract. Commissions paid to employees pursuant to certain sales incentive programs are amortized over the estimated customer relationship period. Vimeo calculates the estimated customer relationship period as the average customer life, which is based on historical data. When customer renewals are expected and the renewal commission is not commensurate with the initial commission, the average customer life includes renewal periods. For sales incentive programs where the customer relationship period is one year or less, Vimeo has elected the practical expedient to expense the costs as incurred. Vimeo capitalizes and amortizes mobile app store fees over the term of the applicable subscription.

Cost of Revenue

Cost of revenue consists primarily of hosting fees, credit card processing fees, compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in customer care functions, traffic acquisition costs, which includes the amortization of in-app purchase fees, outsourced customer care personnel costs, rent expense and facilities costs. In-app purchase fees are monies paid to Apple and Google in connection with the processing of in-app purchases of subscriptions and product features through the in-app payment systems provided by Apple and Google.

Research and Development Expense

Research and development expense consists primarily of compensation expense and other employee-related costs and stock-based compensation expense that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology, software license and maintenance costs, rent expense and facilities costs.

Sales and Marketing Expense

Sales and marketing expense consists primarily of advertising expenditures, which include online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which includes conferences and events, compensation expense and other employee-related costs and stock-based compensation expense for Vimeo's sales force and marketing personnel, software license and maintenance costs, rent expense and facilities costs.

General and Administrative Expense

General and administrative expense consists primarily of compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in executive management, finance, legal, tax, information technology and human resources, provision for credit losses, fees for professional services, rent expense, facilities costs, software license and maintenance costs, and business insurance.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments, with maturities of 3 months or less from the date of purchase. Vimeo monitors concentrations of credit risk with respect to cash and cash equivalents by placing such balances with higher quality financial institutions or investing such amounts in liquid, short-term, highly-rated investments or investment funds holding similar instruments. At December 31, 2023, the significant majority of our cash and cash equivalents is held domestically, and primarily consists of money market funds invested with banks with a credit rating of Aaa. Additionally, at December 31, 2023 Vimeo did not have more than $100 million invested in any single bank or money market mutual fund.

Allowance for Credit Losses

Vimeo maintains an allowance for credit losses to provide for the estimated amount of accounts receivable that will not be collected. The allowance for credit losses is based upon a number of factors, including the length of time accounts receivable are past due, Vimeo's previous loss history and customer-specific information, including the customer's ability and intent to pay its obligation. The time between Vimeo's issuance of an invoice and payment due date is not significant; customer payments that are not collected in advance of the transfer of promised services or goods are generally due no later than 30 days from invoice date.

The changes in the allowance for credit losses are as follows:

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Balance at beginning of period	5,183	1,324
Provision for credit losses	777	7,606
Write-offs charged against the allowance	(4,366)	(4,997)
Recoveries collected	1,129	1,245
Currency translation adjustment	5	5
Balance at end of period (a)	$ 2,728	$ 5,183

(a) The allowance for credit losses declined due to a decrease in the provision for credit losses driven by a decrease in aged accounts receivable balances as a result of improved cash collections.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation of leasehold improvements and equipment is computed using the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, the lease term, if shorter. Repairs and maintenance costs are expensed as incurred. Leasehold improvements and equipment, net is as follows:

	December 31,		Estimated Useful Lives
	2023	2022	
	(In thousands)		
Leasehold improvements	$ 761	$ 1,332	Shorter of lease term or 10 Years
Computer and other equipment	550	807	2 to 10 Years
Total leasehold improvements and equipment	1,311	2,139	
Accumulated depreciation and amortization	(704)	(784)	
Leasehold improvements and equipment, net	$ 607	$ 1,355	

Tangible long-lived assets at December 31, 2023 and December 31, 2022 relate to "Leasehold improvements and equipment, net."

	December 31,	
	2023	2022
	(In thousands)	
Leasehold improvements and equipment, net:		
United States	$ 492	$ 537
All other countries	115	818
Total	$ 607	$ 1,355

Leases

Vimeo leases office space used in connection with its operations under various operating leases, the majority of which contain escalation clauses. ROU assets represent Vimeo's right to use the underlying assets for the lease term and lease liabilities represent the present value of Vimeo's obligation to make payments arising from these leases. ROU assets and related lease liabilities are based on the present value of fixed lease payments over the lease term, determined using the Company's incremental borrowing rate on the lease commencement date. Vimeo combines the lease and non-lease components of lease payments in determining ROU assets and related lease liabilities. If the lease includes one or more options to extend the term of the lease, the renewal option is considered in the lease term if it is reasonably certain Vimeo will exercise the option(s). Lease expense is recognized on a straight-line basis over the term of the lease. Vimeo has elected not to record leases with an initial term of twelve months or less on the accompanying consolidated balance sheet.

Variable lease payments consist primarily of common area maintenance, utilities and taxes, which are not included in the recognition of ROU assets and related lease liabilities. Vimeo's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Business Combinations

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon their fair values on the acquisition date, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill. Vimeo generally uses the assistance of outside valuation experts to assist in the allocation of purchase price to the identifiable intangible assets acquired. While outside valuation experts may be used, management has ultimate responsibility for the valuation methods, models and inputs used and the resulting purchase price allocation. The excess purchase price over the value of net tangible and identifiable intangible assets acquired is recorded as goodwill.

Goodwill

Vimeo assesses goodwill for impairment annually as of October 1 or more frequently if an event occurs or circumstances change that would indicate that a reporting unit's fair value is more likely than not below its carrying value. Goodwill is tested for impairment at the reporting unit level which is either an "operating segment," or one level below, which is referred to as a "component." The level at which the impairment test is performed requires judgment as to whether there are multiple operating segments and/or components, and if so, whether their operations are similar such that they should be aggregated for purposes of the impairment test. For purposes of performing the 2023 impairment test, management has determined that there is one operating segment and no components below that level, which results in a single reporting unit at the overall Vimeo level for purposes of testing goodwill for impairment.

When Vimeo elects to perform a qualitative assessment and concludes it is not more likely than not that its fair value is less than its carrying value, no further assessment of goodwill is necessary; otherwise, a quantitative assessment is performed and the fair value of Vimeo is determined. If the carrying value of Vimeo exceeds its fair value, an impairment equal to the excess is recorded. No impairments to goodwill were recorded for the years ended December 31, 2023, 2022, and 2021.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Amortization of definite-lived intangible assets is based on the pattern in which the economic benefits of the asset are expected to be realized, which is generally on a straight-line basis.

Fair Value Measurements

Vimeo categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

- Level 1: Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.

- Level 2: Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair values of Vimeo's Level 2 financial assets are primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case an average market price is used.

- Level 3: Unobservable inputs for which there is little or no market data and for which Vimeo must develop its own assumptions, based on the best information available in the circumstances, about the inputs that market participants would use in pricing the assets or liabilities.

See "Note 7—Fair Value Measurements" for additional information.

Advertising Costs

Advertising costs are expensed when incurred (when the advertisement first runs for production costs that are initially capitalized) and primarily include online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which is primarily conferences and events. Advertising expense was $60.3 million, $76.3 million, and $87.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Income Taxes

Vimeo accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized. Vimeo regularly assesses the realizability of deferred tax assets considering all available evidence including, to the extent applicable, the nature, frequency and severity of prior cumulative losses, forecasts of future taxable income, tax filing status, the duration of statutory carryforward periods, available tax planning, and historical experience. Vimeo records interest and penalties, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax provision.

Vimeo evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when Vimeo concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. De-recognition of a tax position that was previously recognized would occur when Vimeo subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained.

Vimeo has made an accounting policy election to treat Global Intangible Low-Taxed Income taxes as a current period expense rather than including these amounts in the measurement of deferred taxes.

Earnings per Share

Vimeo common stock and Class B common stock are treated as one class of common stock for earnings per share ("EPS") purposes as both classes of common stock participate in earnings, dividends and other distributions on the same basis. Basic EPS is calculated using the two-class method since the Vimeo Restricted Shares are participating securities due to their rights as described in "Note 9—Shareholders' Equity". Diluted EPS is calculated on the most dilutive basis under either the two-class method or treasury stock method, both of which exclude equity awards that would be anti-dilutive.

Foreign Currency

The functional currency of foreign entities is generally the local currency. Functional currency denominated (i) assets and liabilities are translated at the rates of exchange as of the balance sheet date, and (ii) revenue and expenses of these operations are translated at average rates of exchange during the period. Translation gains and losses are included in accumulated other comprehensive income as a component of shareholders' equity. Transaction gains and losses resulting from assets and liabilities denominated in a currency other than the functional currency are included in the consolidated statement of operations as a component of "Other income, net".

Stock-Based Compensation

Vimeo measures and recognizes compensation expense for all stock-based awards based on the grant date fair value of the award. Stock-based compensation expense (net of estimated forfeitures) for all stock-based awards, including those with graded vesting, is recognized ratably over the requisite service period. Estimated forfeitures are based on an analysis of historical forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from the estimated rate.

The grant-date fair value of a RSU is determined based on the closing sale price of the Company's common stock on the date of grant. The grant date fair value of a RSU with a market condition is determined by using a Monte Carlo simulation of Vimeo's stock price over the performance period. The grant-date fair value of a stock option or SAR is estimated using the Black-Scholes option-pricing model. See "Note 11—Stock-Based Compensation" for additional information.

Segment Information

The Company operates in one operating segment and one reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company's chief operating decision maker allocates resources and assesses performance based upon consolidated financial information.

Recent Accounting Pronouncements Adopted by the Company

Vimeo adopted ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, effective October 28, 2021. This guidance amends ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The adoption of ASU No. 2021-08 did not have a material impact on Vimeo's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted by the Company

In November 2023, ASU 2023-07*, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* was issued, which amended existing guidance to require disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. These amendments are effective on a retrospective basis for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

In December 2023, ASU 2023-09*, Income Taxes (Topic 740): Improvements to Income Tax Disclosures* was issued, and requires disclosure of disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This guidance will become effective for fiscal years beginning after December 15, 2024 on a prospective basis. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

NOTE 3—REVENUE

Disaggregated revenue is as follows:

		Years Ended December 31,				
		2023		2022		2021
		(In thousands)				
Revenue:						
Self-Serve & Add-Ons	$	285,529	$	304,726	$	275,259
Vimeo Enterprise		56,499		39,271		23,236
Other		75,186		89,031		93,183
Total	$	417,214	$	433,028	$	391,678

Revenue by geography is based on where the customer is located. The United States was the only country whose revenue constituted greater than 10% of total revenue of the Company for the years ended December 31, 2023, 2022, and 2021.

		Years Ended December 31,				
		2023		2022		2021
		(In thousands)				
Revenue:						
United States	$	223,055	$	220,742	$	197,576
All other countries		194,159		212,286		194,102
Total	$	417,214	$	433,028	$	391,678

Deferred Revenue

The current and non-current deferred revenue balances are included in the accompanying consolidated balance sheet as follows:

		December 31, 2023		December 31, 2022
		(In thousands)		
Deferred revenue	$	168,610	$	167,388
Other long-term liabilities		1,216		1,286

During the year ended December 31, 2023, Vimeo recognized $166.0 million of revenue that was included in the deferred revenue balance as of December 31, 2022. During the year ended December 31, 2022, the Company recognized $172.0 million of revenue that was included in the deferred revenue balance as of December 31, 2021.

Costs to Obtain a Contract with a Customer

The current and non-current balances of capitalized costs to obtain a contract with a customer are included in the accompanying consolidated balance sheet as follows:

	December 31, 2023	December 31, 2022
	(In thousands)	
Prepaid expenses and other current assets	$ 5,099	$ 4,168
Other non-current assets	8,263	7,988

During the years ended December 31, 2023, 2022, and 2021, Vimeo recognized expense of $6.2 million, $6.2 million, and $7.1 million, respectively, related to the amortization of capitalized costs to obtain a contract with a customer.

NOTE 4—INCOME TAXES

Vimeo was included within IAC's tax group for purposes of federal and consolidated state income tax return filings through the Spin-off. For the year ended December 31, 2021, the current and deferred income tax provision were computed on an as if standalone, separate tax return basis. For the years ended December 31, 2023 and 2022, the income tax provision was computed for Vimeo on a true standalone basis.

U.S. and foreign earnings (losses) before income taxes are as follows:

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
U.S.	$ 15,189	$ (90,500)	$ (54,085)
Foreign	9,722	12,835	2,146
Earnings (loss) before income taxes	$ 24,911	$ (77,665)	$ (51,939)

The income tax provisions for the years ended December 31, 2023, 2022, and 2021 primarily relate to international and state taxes for jurisdictions in which Vimeo conducts business and are as follows:

	December 31,		
	2023	2022	2021
	(In thousands)		
Current income tax provision:			
Federal	$ 294	$ 81	$ 52
State	466	88	85
Foreign	1,402	1,351	761
Current income tax provision	2,162	1,520	898
Deferred income tax provision (benefit):			
Federal	167	37	(20)
State	—	(4)	(5)
Foreign	550	373	(45)
Deferred income tax provision (benefit)	717	406	(70)
Income tax provision	$ 2,879	$ 1,926	$ 828

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below. The valuation allowance relates to deferred tax assets for which it is more likely than not that the tax benefit will not be realized.

	December 31,	
	2023	**2022**
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 14,566	$ 31,069
Tax credit carryforwards	13,509	12,138
Accrued bonus	3,745	2,449
Stock-based compensation	10,767	10,209
Capitalized research and development expenses	26,977	14,242
Other	4,569	7,509
Total deferred tax assets	74,133	77,616
Less: valuation allowance	(62,108)	(67,544)
Net deferred tax assets	12,025	10,072
Deferred tax liabilities:		
Prepaid expenses	(5,468)	(4,834)
Intangible assets with definite lives	(3,308)	(925)
Right-of-use assets	(3,303)	(3,755)
Withholding taxes	(1,083)	(905)
Other	(56)	(106)
Total deferred tax liabilities	(13,218)	(10,525)
Net deferred tax liabilities [a]	$ (1,193)	$ (453)

_____

[a] Net deferred tax liabilities are included in "Other long-term liabilities" in the accompanying consolidated balance sheet.

The composition of Vimeo's NOLs as of December 31, 2023 is as follows:

	Federal	**State**	**Foreign**	**Total**
	(In thousands)			
Subject to expiration [a]	$ 139	$ 44,538	$ —	$ 44,677
Indefinite carryforward [b]	12,999	5,747	40,851	59,597
Total NOLs [c]	$ 13,138	$ 50,285	$ 40,851	$ 104,274

_____

[a] Federal NOL will expire in 2035 and state NOLs will expire at various times between 2026 through 2042.

[b] All indefinite carryforward federal NOLs are subject to the Tax Cuts and Jobs Act 80% taxable income limitation.

[c] State NOLs of $1.7 million are subject to limitations under IRC Section 382, separate return limitations, and applicable law.

At December 31, 2023, Vimeo has tax credit carryforwards of $16.9 million. Of this amount, $14.7 million relates to credits for research activities and $2.2 million relates to credits for foreign taxes. These credit carryforwards will expire between 2026 and 2043.

During 2023, Vimeo's valuation allowance decreased by $5.4 million, primarily due to net operating loss utilization, partially offset by deferred tax assets for research and development expenses. At December 31, 2023, Vimeo has a valuation allowance of $62.1 million related to deferred tax assets on temporary differences, tax credits, and tax loss carryforwards for which it is more likely than not that the tax benefit will not be realized.

A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to loss before income taxes is shown as follows:

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Income tax benefit at the federal statutory rate of 21%	$ 5,231	$ (16,310)	$ (10,907)
State income taxes, net of effect of federal tax benefit	(359)	(1,559)	(2,086)
Global intangible low-taxed income	2,864	1,307	—
Section 250 deductions	(1,350)	—	—
Return to provision	2,283	(765)	(2,249)
Valuation allowance	(4,543)	12,736	20,858
Stock-based compensation	(709)	8,838	(4,041)
Non-deductible executive compensation	377	42	376
Tax credits	(2,441)	(2,631)	(2,163)
Uncertain tax positions	461	—	—
Deferred tax adjustments	1,242	(205)	63
Transaction costs	—	18	698
Other, net	(177)	455	279
Income tax provision	$ 2,879	$ 1,926	$ 828

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Balance at beginning of period	$ 2,523	$ 2,519	$ 1,921
Additions based on tax positions related to prior years	1,413	74	—
Settlements	—	(821)	(329)
Additions based on tax positions related to the current year	712	751	927
Balance at end of period	$ 4,648	$ 2,523	$ 2,519

At December 31, 2023, 2022, and 2021, unrecognized tax benefits, including interest and penalties, were $4.6 million, $2.5 million, and $2.5 million, respectively. A portion of unrecognized tax benefits as of December 31, 2023 relates to tax positions included in IAC's consolidated tax return filings. If unrecognized tax benefits at December 31, 2023 are subsequently recognized $0.5 million, net of related deferred tax assets and interest, would decrease income tax expense. Vimeo does not expect any settlements or changes to the existing unrecognized tax benefits by December 31, 2024.

Vimeo is routinely under audit by federal, state, local, and foreign authorities as a result of previously filed separate company and consolidated tax returns with IAC. These audits include questioning the timing, amount, and allocation of income and deductions among various tax jurisdictions. The Internal Revenue Service ("IRS") has completed its audit of IAC's federal income tax returns for the years ended December 31, 2013 through 2019, which includes the operations of the Company. On June 27, 2023, the Joint Committee of Taxation completed its review of the federal income tax returns for the years ended December 31, 2013 through 2019, which include the operations of the Company, and approved the audit settlement previously agreed to with the Internal Revenue Services ("IRS"). The statute of limitations for the years 2013 through 2019 expired on December 31, 2023. Various other jurisdictions are open to examination for tax years beginning with 2014. The liability for uncertain tax positions, which is included in "Other long-term liabilities" in the accompanying consolidated balance sheet, includes unrecognized tax benefits that are considered to be sufficient to pay assessments that may result from the examination of prior year tax returns. Vimeo considers many factors when evaluating and estimating its tax positions and tax benefits, which may not accurately anticipate actual outcomes and, therefore, may require periodic adjustment. Although management currently believes changes in unrecognized tax benefits from period to period and differences between amounts paid, if any, upon resolution of issues raised in audits and amounts previously provided will not have a material impact on the liquidity, results of operations, or financial condition of Vimeo, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

NOTE 5—BUSINESS COMBINATIONS

On November 10, 2021 and December 6, 2021, Vimeo completed the acquisitions of 100% of the equity interests of Wibbitz Ltd. ("Wibbitz"), a leading enterprise video creation suite, and WIREWAX Ltd. ("WIREWAX"), a leader in interactive and shoppable video, respectively. The aggregate purchase price of both acquisitions consisted of cash consideration and contingent consideration, based on a combination of certain financial metrics and integration milestones. See "Note 7—Fair Value Measurements" for a discussion on these contingent consideration arrangements.

NOTE 6—GOODWILL AND INTANGIBLE ASSETS WITH DEFINITE LIVES

Goodwill and intangible assets with definite lives, net are as follows:

	December 31,	
	2023	2022
	(In thousands)	
Goodwill	$ 245,406	$ 245,406
Intangible assets with definite lives, net of accumulated amortization	2,629	5,468
Total goodwill and intangible assets with definite lives, net	$ 248,035	$ 250,874

The changes in the carrying value of goodwill for the years ended December 31, 2023 and 2022 are as follows:

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Balance at beginning of period	$ 245,406	$ 242,586
Measurement period adjustments [a]	—	2,820
Balance at end of period	$ 245,406	$ 245,406

_____

[a]   Related to the acquisitions of Wibbitz and WIREWAX as discussed in "Note 5—Business Combinations".

At December 31, 2023 and 2022, intangible assets with definite lives are as follows:

	December 31, 2023			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Useful Life (Years)
	(In thousands)			
Developed technology	$ 29,730	$ (27,720)	$ 2,010	3.7
Customer relationships	17,530	(16,911)	619	3.9
Trade names	3,000	(3,000)	—	1.7
Total	$ 50,260	$ (47,631)	$ 2,629	3.6

	December 31, 2022			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Useful Life (Years)
	(In thousands)			
Developed technology	$ 29,730	$ (25,630)	$ 4,100	3.7
Customer relationships	17,530	(16,162)	1,368	3.9
Trade names	3,000	(3,000)	—	1.7
Total	$ 50,260	$ (44,792)	$ 5,468	3.6

At December 31, 2023, amortization of intangible assets with definite lives is estimated to be as follows:

Years Ending December 31,	(In thousands)
2024	$ 1,390
2025	1,239
Total[a]	$ 2,629

_____

[a] All intangible assets are expected to be fully amortized by December 31, 2025, therefore there is no estimated amortization for the years 2026, 2027, and 2028.

NOTE 7—FAIR VALUE MEASUREMENTS

Vimeo's financial instruments that are measured at fair value on a recurring basis are as follows:

	December 31, 2023			
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)			
Assets:				
Money market funds	$ 274,212	$ —	$ —	$ 274,212
Time deposits	—	6,098	—	6,098
Total	$ 274,212	$ 6,098	$ —	$ 280,310
Liabilities:				
Contingent consideration arrangements	$ —	$ —	$ —	$ —

	December 31, 2022			
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)			
Assets:				
Money market funds	$ 249,422	$ —	$ —	$ 249,422
Time deposits	—	847	—	847
Total	$ 249,422	$ 847	$ —	$ 250,269
Liabilities:				
Contingent consideration arrangements	$ —	$ —	$ 7,845	$ 7,845

Money market funds and time deposits are included in "Cash and cash equivalents" in the accompanying consolidated balance sheet. Contingent consideration is included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheet as of December 31, 2022.

Vimeo's non-financial assets (which consist primarily of goodwill, ROU assets, and intangible assets with definite lives) are adjusted to fair value only if an impairment is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

The changes in the Company's financial instruments that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Year Ended December 31, 2023		Year Ended December 31, 2022	
	(In thousands)			
Balance at beginning of period	$	7,845	$	12,200
Total net losses (gains):				
Included in operating income (loss):		(396)		(1,116)
Measurement period adjustments		—		1,577
Settlements		(7,449)		(4,816)
Balance at end of period	$	—	$	7,845

Contingent Consideration Arrangements

The contingent consideration arrangement for Wibbitz was based upon the amount of annual recurring revenue ("ARR") from Wibbitz subscribers who were expected to migrate to the Vimeo platform. In the third quarter of 2023, the contingent consideration arrangement was finalized, which resulted in a payment of $2.5 million to Wibbitz's former shareholders, and a $0.5 million gain was recorded within "General and administrative expense" in the accompanying consolidated statement of operations. In the accompanying consolidated statement of cash flows, the final $2.5 million payment is included in "Contingent consideration payment" within financing activities.

The contingent consideration arrangement for WIREWAX was based upon achievement of an integration milestone and attainment of certain ARR thresholds within two years of the acquisition. In the first quarter of 2023, WIREWAX achieved the ARR threshold that resulted in a payment of $5.0 million to its former shareholders and a $0.1 million loss was recorded within "General and administrative expense" in the accompanying consolidated statement of operations. In the accompanying consolidated statement of cash flows, the final $5.0 million payment is included in "Contingent consideration payment" within financing activities and "Accounts payable and other liabilities" within operating activities for $3.3 million and $1.7 million, respectively. Additionally, in the third quarter of 2022, the integration milestone was met that resulted in a payment of $4.8 million, which was consistent with the fair value estimated as of the acquisition date and is included in "Contingent consideration payment" within financing activities in the accompanying consolidated statement of cash flows.

NOTE 8—REVOLVING CREDIT FACILITY

Effective June 30, 2023, Vimeo.com, Inc. terminated the $100 million revolving credit facility (the "Credit Facility") set to expire February 12, 2026, under, and in accordance with the terms of, that certain credit agreement, dated as of February 12, 2021, among Vimeo.com, Inc., as borrower, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent. In connection with such termination, a letter of credit issued under the Credit Facility was cash collateralized, all other outstanding obligations were paid off in full and all liens securing the Credit Facility were released.

NOTE 9—SHAREHOLDERS' EQUITY

Description of Vimeo Common Stock and Vimeo Class B Common Stock

Except as described herein, shares of Vimeo common stock and Vimeo Class B common stock are identical.

In general, the holders of Vimeo common stock vote together as a single class with the holders of Vimeo Class B common stock on all matters, including the election of directors; provided, however, that the holders of Vimeo common stock, acting as a single class, are entitled to elect twenty-five percent (25%) of the total number of Vimeo directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of Vimeo common stock and Vimeo Class B common stock entitles the holder to one vote per share and ten votes per share, respectively.

The holders of shares of Vimeo common stock and the holders of shares of Vimeo Class B common stock are entitled to receive, share for share, such dividends as may be declared by Vimeo's Board of Directors (the "Board") out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution, distribution of assets or winding-up of Vimeo, the holders of shares of Vimeo common stock and Vimeo Class B common stock are entitled to receive, share for share, all the assets available for distribution after payment of a proper amount to the holders of any series of Vimeo preferred stock, including any series that may be issued in the future.

Upon completion of the Spin-off, Vimeo amended and restated its certificate of incorporation such that it is authorized to issue 1,600,000,000 shares of Vimeo common stock and 400,000,000 shares of Vimeo Class B common stock.

Vimeo Restricted Shares

Vimeo Restricted Shares (held by Joseph Levin, Special Advisor to the Board and former Chairman and member of the Board) totaling 3,247,000 shares and 4,870,500 shares were reflected in the accompanying consolidated balance sheet within "Common Stock" at December 31, 2023 and 2022, respectively. Vimeo Restricted Shares have a non-forfeitable dividend right in the event the Company declares a cash dividend to common shareholders and participates in all other distributions of the Company in the same manner as all other Vimeo common shareholders.

Description of Preferred Stock

The Board is authorized to provide for the issuance of shares of preferred stock, and any class or series thereof, and to assign the designations, powers, preferences and rights to each such class or series and any qualifications, limitations or restrictions. There have been no preferred stock issuances to date.

Sale of Common Stock

In January 2021, Vimeo OpCo raised $300 million of equity capital via the sale of 6.2 million shares of its Class A Voting common stock for $200 million, or $32.41 per share, at a $5.2 billion pre-money valuation, and 2.8 million shares of its Class A Voting common stock for $100 million, or $35.35 per share, at a $5.7 billion pre-money valuation.

Stock Repurchase Program

On February 25, 2022, the Board authorized a stock repurchase program of up to $50 million of the Company's common stock through open market or private transactions. Under the stock repurchase authorization, Vimeo may repurchase shares of its common stock at any time or from time to time, without prior notice, subject to market conditions and other considerations, as determined by management. Vimeo's repurchases may be made through 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or other transactions. No date has been established for the completion of the stock repurchase program. Vimeo intends to fund repurchases under the repurchase program from cash on hand. Vimeo has no obligation to repurchase any shares under the repurchase program and may suspend or discontinue it at any time. There were no shares repurchased during the years ended December 31, 2023 and 2022.

NOTE 10—ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consisting of foreign currency translation adjustments is as follows:

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Balance at beginning of period	$ (831)	$ (86)	$ (87)
Other comprehensive income (loss)	132	(745)	1
Balance at end of period	$ (699)	$ (831)	$ (86)

At December 31, 2023, 2022, and 2021, there was no tax benefit or provision on accumulated other comprehensive loss.

NOTE 11—STOCK-BASED COMPENSATION

Description of equity plan

Vimeo currently has one active equity plan, the Vimeo, Inc. 2021 Stock and Annual Incentive Plan (including an Israeli Appendix), amended and restated as of June 6, 2023 (the "2021 Plan"), which was adopted in connection with the Spin-off. The 2021 Plan replaced the Vimeo, LLC 2012 Incentive Plan, the Vimeo, Inc. 2017 Incentive Plan and the Vimeo, Inc. 2019 Incentive Plan (including an Israeli Appendix), collectively referred to as the "Prior Plans." The Prior Plans were automatically terminated and replaced and superseded by the 2021 Plan upon the completion of the Spin-off. Any and all awards granted under the Prior Plans, remain in effect on their pre Spin-off terms pursuant to the 2021 Plan, subject to adjustment in connection with the Spin-off and the Vimeo Merger. The 2021 Plan also covers Vimeo stock options that were granted as a result of vested IAC stock options in connection with the Spin-off.

The 2021 Plan authorizes the Company to deliver equity awards to its employees, officers, directors and consultants covering an aggregate of up to 20.0 million shares of the Company's common stock (in addition to previously-awarded shares). At December 31, 2023, there were 16.1 million shares available for delivery under the 2021 Plan.

Equity awards provided for in the 2021 Plan include SARs, stock options, RSUs, and other stock-based awards related to shares of Vimeo common stock. The exercise price of stock options and SARs cannot be less than the market value of Vimeo common stock on the grant date. In connection with the settlement of stock-based awards, shares of Vimeo common stock may be issued either from authorized but unissued shares or from treasury stock. SARs and stock options issued to date generally vest three years from the grant date or in equal annual installments over a three or four-year period. RSUs issued to date generally vest either one year or three years from the grant date or in equal annual installments over a three-year period.

Stock-based compensation expense

Vimeo recorded stock-based compensation expense of $12.0 million, $64.3 million, and $44.9 million for the years ended December 31, 2023, 2022, and 2021, respectively. No income tax benefit was recognized in the accompanying consolidated statement of operations for the years ended December 31, 2023, 2022, and 2021 related to equity awards because Vimeo has recorded a full valuation allowance against the related deferred tax asset. At December 31, 2023, there was $43.0 million of unrecognized compensation cost, net of estimated forfeitures, related to equity awards, which is expected to be recognized over a weighted-average period of 1.8 years.

Stock appreciation rights and stock options

The weighted average grant date fair value of SARs and stock options granted during the year ended December 31, 2023 was $1.87. The key assumptions in determining the grant date fair value included the expected volatility of 52.0%, risk-free interest rate of 3.6%, expected term of 6.5 years, and dividend yield of 0%. There were no SARs or stock options granted during the years ended December 31, 2022 and 2021.

The table below summarizes information about SARs and stock options exercised:

	Years Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Intrinsic value	$ 157	$ 1,427	$ 49,383
Cash received	$ 759	$ 18	$ 3,364

SAR and stock option activity for the year ended December 31, 2023 is as follows:

	SARs and stock options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic value
	(Shares and intrinsic value in thousands)			
Outstanding at December 31, 2022	15,227	$ 5.82		
Granted	250	4.00		
Exercised	(275)	2.75		
Forfeited	(210)	11.74		
Expired	(2,638)	6.63		
Outstanding at December 31, 2023[a]	12,354	5.58	3.6	874
Exercisable at December 31, 2023[a]	11,847	$ 5.53	3.5	$ 874

---

[a] Includes 4.5 million outstanding and exercisable stock options at December 31, 2023 which relate solely to the conversion of vested IAC stock options into Vimeo stock options in connection with the Spin-off as more fully described in "Note 1—Organization and Basis of Presentation.

As of December 31, 2023, the number, weighted-average exercise price, weighted-average remaining contractual term, and aggregate intrinsic value of Vimeo SARs and stock options that either had vested or are expected to vest approximate the corresponding amounts for Vimeo SARs and stock options outstanding.

Restricted stock units

The table below summarizes the weighted average grant date fair value of RSUs granted, the weighted-average assumptions used to determine the grant date fair value of RSUs subject to market-based conditions, and the intrinsic value of RSUs that vested.

	Years Ended December 31,		
	2023	2022	2021[a]
Weighted average grant date fair value of RSUs granted:			
Service based	$ 3.67	$ 8.24	$ 30.89
Market based	5.80	7.25	—
Total RSUs	$ 4.11	$ 8.17	$ 30.89
Assumptions for RSUs granted with market based conditions:			
Volatility	57.2 %	47.0 %	—
Risk free rate	4.5 %	2.5 %	—
Dividend yield	0 %	0 %	—
Other Information (In thousands):			
Intrinsic value of RSUs that vested	$ 15,960	$ 3,133	$ 49

[a] There were no RSUs with market based conditions granted in the year ended December 31, 2021.

RSU activity for the year ended December 31, 2023 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
	(Shares in thousands)	
Unvested at December 31, 2022	15,934	$ 11.80
Granted	5,875	4.11
Vested	(4,111)	12.06
Forfeited	(5,152)	12.22
Unvested at December 31, 2023[a]	12,546	$ 7.95

[a] Includes 0.5 million RSUs subject to market-based conditions.

Modifications

In connection with executive and Board turnover, the Company has modified certain equity awards resulting in a net benefit to stock-based compensation expense of $16.5 million and $4.4 million in the years ended December 31, 2023 and 2022, respectively, which was primarily a result of lower stock prices on the applicable modification dates as compared to the original grant date.

In connection with the Spin-off, the Company modified certain equity awards resulting in a modification charge of $14.0 million, which is recognized, net of forfeitures, over the remaining requisite service period of the modified awards. As a result, the Company recognized incremental stock-based compensation expense of $0.3 million, $1.2 million and $9.5 million in the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 12—EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share attributable to common shareholders is as follows:

	Years Ended December 31,		
	2023	2022	2021
	(In thousands, except per share data)		
Basic EPS:			
Numerator:			
Net earnings (loss)	$ 22,032	$ (79,591)	$ (52,767)
Less: Net earnings attributed to participating security	(475)	—	—
Net earnings (loss) attributable to common stock shareholders	$ 21,557	$ (79,591)	$ (52,767)
Denominator: [(a)]			
Weighted average basic common shares outstanding	163,238	161,478	159,884
Basic Earnings (loss) per share	$ 0.13	$ (0.49)	$ (0.33)
Diluted EPS:			
Numerator:			
Net earnings (loss)	$ 22,032	$ (79,591)	$ (52,767)
Less: Net earnings attributed to participating security	(469)	—	—
Net earnings (loss) attributable to common stock shareholders	$ 21,563	$ (79,591)	$ (52,767)
Denominator: [(a)]			
Weighted average basic common shares outstanding	163,238	161,478	159,884
Dilutive securities	2,033	—	—
Weighted average diluted common shares outstanding	165,271	161,478	159,884
Antidilutive securities	21,461	36,030	25,702
Diluted Earnings (loss) per share	$ 0.13	$ (0.49)	$ (0.33)

_____

[(a)]   Vimeo Restricted Shares were included in shares of common stock issued and outstanding at December 31, 2023 and 2022 in the accompanying consolidated balance sheet, but were excluded from the computation of average basic common shares outstanding for EPS purposes for all periods presented because the number of shares that ultimately vest is subject to the satisfaction of certain market-based conditions.

NOTE 13—LEASES

ROU assets and lease liabilities on the accompanying consolidated balance sheet are as follows:

Leases	Balance Sheet Classification	December 31, 2023	December 31, 2022
		(In thousands)	
Right-of-use assets	Other non-current assets	$ 12,795	$ 18,751
Current lease liabilities	Accrued expenses and other current liabilities	$ 2,661	$ 2,979
Long-term lease liabilities	Other long-term liabilities	10,775	16,335
Total lease liabilities		$ 13,436	$ 19,314

Components of lease expense are as follows:

Lease Expense	Years Ended December 31, 2023	2022	2021
	(In thousands)		
Fixed [(a)]	$ 4,449	$ 5,971	$ 3,884
Short-term	2,131	2,273	553
Variable	238	226	119
Total lease expense, net	$ 6,818	$ 8,470	$ 4,556

_____

[(a)] Represents "Non-cash lease expense" included in the accompanying consolidated statement of cash flows which comprises amortization of ROU assets and impairments.

Lease Expense Income Statement Classification	Years Ended December 31, 2023	2022	2021
	(In thousands)		
Cost of revenue	$ 692	$ 806	$ 304
Research and development expense	2,048	2,613	1,984
Sales and marketing expense	2,229	1,622	1,163
General and administrative expense	1,849	3,429	1,105
Total lease expense, net	$ 6,818	$ 8,470	$ 4,556

Maturities of lease liabilities as of December 31, 2023 are as follows:

Years Ended December 31,	(In thousands)
2024	$ 3,717
2025	3,625
2026	3,679
2027	3,826
2028	1,318
Total[a]	16,165
Less: imputed interest	(2,729)
Total lease liabilities	$ 13,436

---

[a] All leases are expected to mature by December 31, 2028.

The weighted average assumptions used for lease term and discount rate are as follows:

	December 31,		
	2023	**2022**	**2021**
Remaining lease term	4.2 years	5.1 years	2.6 years
Discount rate	8.9 %	8.1 %	3.1 %

Other information related to leases is as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Right-of-use assets obtained in exchange for lease liabilities	$ 262	$ 14,793	$ 15,654
Cash paid for amounts included in the measurement of lease liabilities	$ 4,324	$ 5,724	$ 3,543

NOTE 14—COMMITMENTS AND CONTINGENCIES

Commitments

Vimeo has entered into certain off-balance sheet commitments that require the future purchase of services ("purchase obligations"). Future payments under non-cancelable unconditional purchase obligations as of December 31, 2023 principally consist of payments for various cloud computing contracts and are as follows:

	Amount of Commitment Expiration Per Period				
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total Amounts Committed
	(In thousands)				
Purchase obligations	$ 56,634	$ 2,712	$ —	$ —	$ 59,346

Contingencies

In the ordinary course of business, Vimeo is, and from time to time may become, a party to various legal proceedings. Vimeo establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against Vimeo, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations or financial condition of Vimeo, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. Vimeo also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations or financial condition of Vimeo. See "Note 4—Income Taxes" for additional information related to income tax contingencies.

EMI/Capitol Records Copyright Infringement Litigation

In December 2009, a group of music publishers owned by EMI Music Publishing (now owned by Sony/ATV Music Publishing, a subsidiary of Sony Entertainment) and a group of then EMI-affiliated record companies, including Capitol Records (now owned by Universal Music Group), filed two lawsuits against Vimeo and its former owner, Connected Ventures, in the U.S. District Court for the Southern District of New York. See Capitol Records, LLC v. Vimeo, LLC, No. 09 Civ. 10101 (S.D.N.Y.) and EMI Blackwood Music, Inc. v. Vimeo, LLC, No. 09 Civ. 10105 (S.D.N.Y.). In both cases, plaintiffs allege that Vimeo infringed their music copyrights (in the publishers' musical compositions and the record companies' sound recordings) by hosting and streaming videos uploaded by users (and in certain cases, former employees) featuring their musical works. Plaintiffs seek, among other things, injunctive relief and monetary damages. The initial complaints identified 199 videos as infringing (which Vimeo removed post-suit).

Prior to suit, plaintiffs did not avail themselves of their right to submit a takedown notice to Vimeo pursuant to the online safe harbor provisions of the Digital Millennium Copyright Act of 1998 ("DMCA"), which limits the liability of online service providers for copyright infringement of their users when the provider takes certain measures. Vimeo asserts that the DMCA limits its liability because it complies with the DMCA and plaintiffs failed to submit takedown notices. Plaintiffs disagree, asserting various theories as to why the DMCA may not apply to some or all of the videos-in-suit.

The district court bifurcated proceedings and required the parties to first litigate the issue of whether Vimeo satisfied the DMCA's safe harbor provisions. On September 18, 2013, the district court granted partial summary judgment to Vimeo on 144 of the 199 original videos-in-suit on the ground that Vimeo complied with the threshold requirements of the DMCA and that there was no evidence that a Vimeo employee had watched the videos in question such that Vimeo had actual or "red flag" knowledge of infringement, which would disqualify the DMCA's application. The court denied summary judgment as to 35 videos-in-suit on the ground that there was a material question of fact as to whether Vimeo had "red flag" knowledge of infringement based upon employees having watched all or part of these videos. The court further held that the DMCA did not apply to the record companies' state-law claims regarding sound recordings fixed before February 1972; a trial was necessary to determine whether Vimeo was liable for employees who uploaded approximately 20 videos; and that plaintiffs should be permitted to amend their complaints to add over 1,500 videos allegedly infringing their copyrights (which Vimeo removed after receiving plaintiffs' proposed amended complaint).

Vimeo sought and obtained the right to appeal certain issues on an interlocutory basis to the U.S. Court of Appeals for the Second Circuit. On June 16, 2016, the Second Circuit held that (1) the district court had applied the incorrect summary-judgment standard for "red flag" infringement and that evidence that an employee watched all or part of a video containing plaintiffs' music did not raise a genuine issue of fact as to whether Vimeo had "red flag" knowledge in such video; (2) the DMCA applies to state-law copyright infringement claims predicated on pre-1972 sound recordings; and (3) on an issue raised by plaintiffs in their cross-appeal, the record did not show that Vimeo was willfully blind towards infringing activity taking place on its platform. As a result of these rulings, the Second Circuit partially vacated the district court's ruling and remanded the case for further proceedings consistent with its judgment.

On March 31, 2018, the district court granted Vimeo's motion to dismiss plaintiffs' state-law unfair competition claims on the grounds that they were state-law copyright claims covered by the DMCA per the Second Circuit's judgment. On May 28, 2021, the district court granted Vimeo summary judgment as to videos for which the sole remaining basis of liability was the assertion that Vimeo had "red flag" knowledge of infringement. On August 26, 2021, the district court approved a stipulation whereby plaintiffs agreed to conditionally dismiss all remaining claims to allow a final judgment to issue. Under the stipulation, plaintiffs may refile their claims regarding the alleged employee-uploaded videos if the Second Circuit reverses the district court's other rulings in whole or in part. On November 1, 2021, the district court entered a final judgment adopting the terms of the parties' stipulation. On November 29, 2021, plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit. The appeal has been fully briefed and argued.

Vimeo believes that the allegations in these lawsuits are without merit and will defend vigorously against them.

RTI Copyright Litigation

Between 2012 and 2017, Italian broadcaster Reti Televisive Italiane s.p.a. and an affiliate thereof (collectively, "RTI") filed four lawsuits for copyright infringement against Vimeo in the Civil Court of Rome. See Reti Televisive Italiane s.p.a. v. Vimeo, LLC, Cause Nos. 23732/12, 62343/2015, and 59780/2017 (Rome Civil Court), and Medusa Film v. Vimeo, Inc., Cause No. 74775/2017 (Rome Civil Court). In each case, RTI asserts that Vimeo infringed its copyrights by hosting and streaming user-uploaded videos that allegedly contain RTI's television or film programming, and seeks, among other things, injunctive relief and monetary damages.

On January 15, 2019, the Civil Court of Rome concluded the first case (No. 23732/12) and entered a judgment against Vimeo, awarding RTI damages of €8,500,000 plus interest and entering an injunction against Vimeo with respect to further acts of infringement. Vimeo filed an appeal and petitioned to stay the judgment pending appeal. On May 13, 2019, the Rome Court of Appeals stayed the judgment pending appeal. On August 10, 2022, the Rome Court of Appeals affirmed the judgment. Vimeo is now appealing to the Italian Supreme Court of Cassation.

On June 2, 2019, the Civil Court of Rome concluded the second case (No. 62343/2015) and entered a judgment against Vimeo, awarding RTI damages of €4,746,273 plus interest and entering an injunction against Vimeo as to further acts infringement. Vimeo filed an appeal and petitioned to stay the judgment pending appeal. The Rome Court of Appeals declined to stay the judgment. On October 12, 2023, the Rome Court of Appeals published its decision affirming the lower court's judgment on liability but reducing the amount of damages to €3,865,161 plus interests and costs. Vimeo has appealed to the Italian Supreme Court of Cassation.

To pursue enforcement of the judgments in the United States, RTI initially commenced a lawsuit against Vimeo in the U.S. District Court for the Southern District of New York on October 26, 2020 to enforce the June 2019 judgment. See Reti Televisive Italiane s.p.a. v. Vimeo, LLC, No. 20 Civ. 8954 (S.D.N.Y.). On December 22, 2020, Vimeo and RTI filed, and the district court entered, a stipulation and order staying the U.S. proceedings pending the final outcome of the appeals from the Italian judgment at issue. On June 1, 2023, RTI filed an action in the Supreme Court of New York, New York County to enforce the Civil Court's judgment of €8,500,000 (No. 652646/2023). The case was removed to federal court and is now pending in the Southern District of New York. See Reti Televisive Italiane S.p.A. v. Vimeo.com, Inc, No. 23 Civ. 05488 (S.D.N.Y.). On October 20, 2023, the U.S. District Court for the Southern District of New York entered an order lifting the stay of the U.S. enforcement proceedings in the first case (No. 20 Civ. 8954) and consolidating the two enforcement proceedings

(No. 20 Civ. 8954 and No. 23 Civ. 05488). Vimeo has filed a Motion for Summary Judgement or, in the Alternative, to Stay the Case.

On April 7, 2023, the Civil Court of Rome published a decision finding in favor of Vimeo and dismissing the third case (No. 59780/2017) in its entirety. On October 9, 2023, RTI served Vimeo with its appeal challenging the court's decision in the third case.

On October 18, 2022, the Civil Court of Rome issued a decision in the fourth case, Medusa Film v. Vimeo, Inc. (No. 74775/2017) finding liability but rejecting RTI's damage calculation and reserving judgment as to the amount of damages. On November 30, 2022, RTI served a notice of appeal challenging the court's decision on damages.

Vimeo believes that the allegations in these lawsuits are without merit and will defend vigorously against them.

Sony/Universal/Warner Copyright Litigation

In March 2021, Sony Music Entertainment Italy (a subsidiary of Sony Music Entertainment Group), Warner Music Italia (a subsidiary of Warner Music Group), Universal Music Italia (a subsidiary of Universal Music Group), and Warner Music International Services (a subsidiary of Warner Music Group) filed a lawsuit against Vimeo in the Court of Milan alleging violations of Italian copyright and unfair competition laws. See Sony Music Entertainment Italy s.p.a. et al. v. Vimeo, Inc., Case No. 10977/2021 (Court of Milan, Business Division). The complaint alleges that Vimeo infringed plaintiffs' copyrights by hosting and streaming user-uploaded videos that contain plaintiffs' copyrighted works and that, upon notification of the alleged infringement, Vimeo employed a takedown process that did not comply with Italian law. The complaint seeks, among other things, injunctive relief and damages to be quantified in a separate proceeding. Additionally, the complaint seeks potential penalties of €10,000 per day of delay in removing unauthorized works after receipt of a court order to do so, if applicable. On November 3, 2021, Vimeo filed its initial brief. On November 23, 2021, the parties attended the initial hearing with the Court of Milan where the court set forth a briefing schedule. The parties have exchanged briefs, and the hearing scheduled for December 19, 2023 was postponed to June 26, 2024.

Vimeo believes that the allegations in this lawsuit are without merit and will defend vigorously against them.

NOTE 15—RELATED PARTY TRANSACTIONS

Relationship with IAC following the Spin-off

Following the Spin-off, the relationship between Vimeo and IAC has been governed by a number of agreements that include: a separation agreement; a tax matters agreement; a transition services agreement; an employee matters agreement; and a data protection agreement. These agreements were entered into as of May 24, 2021 and are filed as exhibits to the Annual Report on Form 10-K of which these financial statements form a part, and the summaries of these documents that follow are qualified in their entirety by reference to the full text of those documents. The total related charges for the years ended December 31, 2023, 2022, and 2021 were $0.8 million, $3.6 million, and $12.8 million, respectively. The charges for the year ended December 31, 2023 included $0.8 million related to Vimeo's coverage prior to the Spin-off under IAC's membership with a patent risk management service, RPX Corporation, which were paid in the fourth quarter of 2023. At both December 31, 2023 and 2022, there was no amount due to IAC.

In November 2021 Vimeo entered into a sublease agreement with a subsidiary of Angi Inc., which is also an indirect subsidiary of IAC, whereby Vimeo agreed to sublease the 10th floor at 330 West 34th Street ("West 34th Street Sublease") in New York City. In July 2022, Vimeo extended the terms of the West 34th Street Sublease, and added a sublease of a portion of the fifth floor, both through April 2028. At December 31, 2023 and 2022 Vimeo had a current lease liability of $2.3 million and $2.0 million included in "Accrued expenses and other current liabilities", respectively, and a non-current lease liability of $10.7 million and $13.0 million included in "Other long-term liabilities", respectively, related to the West 34th Street Sublease in the accompanying consolidated balance sheet. Prior to the Spin-off, IAC allocated rent expense to Vimeo for the space that it occupied in IAC's headquarters building at 555 West 18th Street in New York City. Upon the completion of the Spin-off, Vimeo entered into an operating lease agreement with IAC for this space, which Vimeo subsequently exited on June 30, 2022. Rent expense for these properties for the years ended December 31, 2023, 2022, and 2021 were $3.5 million, $4.6 million, and $4.4 million, respectively.

For the year ended December 31, 2021, Vimeo's consolidated statement of operations also included $1.0 million of costs allocated by IAC, including stock-based compensation expense, related to IAC's accounting, treasury, legal, tax, corporate support, financial systems, and internal audit functions. These allocations were based on Vimeo's revenue as a percentage of IAC's total revenue and are reflected in the accompanying consolidated balance sheet within "Additional paid-in capital." It is not practicable to determine the actual expenses that would have been incurred for these services had Vimeo operated as a standalone entity during the periods presented. Management considers the allocation method to be reasonable.

Separation Agreement

The separation agreement provided for restructuring transactions including, among other things, the transfer to Vimeo of IAC's equity interests in Vimeo OpCo and the repayment by Vimeo OpCo of all outstanding intercompany debt owed to IAC and its subsidiaries (other than Vimeo OpCo's subsidiaries). The separation agreement also provided for the pre-Spin-off adoption of the certificate of incorporation and by-laws of Vimeo that came into effect at the time of the Spin-off.

Tax Matters Agreement

In connection with the Spin-off, IAC and Vimeo entered into a tax matters agreement that governs the parties' respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Distribution to qualify as tax-free for U.S. federal income tax purposes), entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters.

In addition, the tax matters agreement imposes certain restrictions on Vimeo and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the Distribution. The tax matters agreement provides special rules that allocate tax liabilities in the event the Distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Code. Under the tax matters agreement, IAC and Vimeo generally are responsible for any taxes and related amounts imposed on either of the parties as a result of a failure to so qualify to the extent that the failure to so qualify is attributable to a breach of the relevant representations or covenants made by that party in the tax matters agreement or an acquisition of such party's equity securities or assets.

Employee Matters Agreement

The employee matters agreement covers a range of compensation and benefit matters related to the Spin-off. In general, under the employee matters agreement IAC assumed or retained (i) all liabilities with respect to IAC employees, former IAC employees and their dependents and beneficiaries under all IAC employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all IAC employees, former IAC employees and other service providers. Vimeo assumed or retained (i) all liabilities under its employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all Vimeo employees, former employees and other service providers.

As of January 1, 2022, Vimeo no longer participates in IAC employee benefit plans, but has established its own employee benefit plans that are substantially similar to the plans sponsored by IAC prior to the Spin-off.

Transition Services Agreement

Under the transition services agreement, each of IAC and Vimeo provided to the other party on an interim, transitional basis, various support services, which included support with governmental affairs, finance and accounting services, corporate sourcing, legal affairs, systems support, and any such other support services as to which IAC and Vimeo mutually agreed. The charges for these services were generally on an actual cost basis (without markup), except as otherwise agreed upon prior to the completion of the Spin-off. Each of IAC and Vimeo, as recipient of services, had the right to terminate the transition services agreement with respect to one or more particular services upon 90 days' prior written notice. As of December 31, 2023, all services pursuant to the transition services agreement have been completed.

Debt—Related Party

In January 2021, Vimeo OpCo repaid its outstanding related party debt to IAC in the amount of $99.5 million, which included accrued interest of $4.9 million, using a portion of the proceeds from the January 2021 primary equity raise described in "Note 9—Shareholders' Equity." Each promissory note bore interest at 10% per annum.

NOTE 16—BENEFIT PLANS

Beginning January 1, 2022, Vimeo employees in the United States may elect to participate in the Vimeo Retirement Savings Plan (the "Vimeo Plan"), which is a retirement savings program in the United States that qualifies under Section 401(k) of the Internal Revenue Code. The employer match under the Vimeo Plan is 100% of the first 10% of a participant's eligible earnings, subject to IRS limits on the Company's matching contribution that a participant contributes to the Vimeo Plan. Under the Vimeo Plan, the Company's common stock is not an available investment option. Vimeo incurred costs related to matching contributions to the Vimeo Plan of $5.7 million and $6.7 million for the years ended December 31, 2023 and 2022, respectively.

Prior to January 1, 2022, Vimeo employees in the United States may have elected to participate in the IAC/ InterActiveCorp Retirement Savings Plan ("the IAC Plan"), which is a retirement savings program in the United States that qualified under Section 401(k) of the Internal Revenue Code. The employer match under the IAC Plan was the same as the Vimeo Plan. Vimeo incurred costs related to matching contributions to the IAC Plan of $5.1 million for the year ended December 31, 2021. On January 1, 2022, all investments in the IAC Plan were transferred to the Vimeo Plan.

Vimeo also has or participates in various benefit plans, primarily defined contribution plans, for its international employees. Vimeo incurred costs related to contributions to these plans of $2.0 million, $2.3 million, and $1.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

NOTE 17—FINANCIAL STATEMENT DETAILS

Cash and Cash Equivalents and Restricted Cash

The reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheet to the total amounts shown in the accompanying consolidated statement of cash flows is as follows:

	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2020
	(In thousands)			
Cash and cash equivalents	$ 301,372	$ 274,497	$ 321,900	$ 110,011
Restricted cash included in other current assets	64	337	445	26
Total cash and cash equivalents and restricted cash as shown on the consolidated statement of cash flows	$ 301,436	$ 274,834	$ 322,345	$ 110,037

Restricted cash at December 31, 2023 and 2020 primarily consisted of a deposit related to corporate credit cards.

Restricted cash at December 31, 2022 and 2021 primarily consisted of deposits related to a lease and corporate credit cards.

Prepaid Expenses and Other Current Assets

	December 31,	
	2023	2022
	(In thousands)	
Prepaid expenses	$ 14,395	$ 12,503
Other current assets	9,096	5,892
Prepaid expenses and other current assets	$ 23,491	$ 18,395

Accrued Expenses and Other Current Liabilities

	December 31,	
	2023	**2022**
	(In thousands)	
Accrued employee compensation and benefits	$ 27,519	$ 21,924
Other accrued expenses and current liabilities[a]	26,054	35,227
Accrued expenses and other current liabilities	$ 53,573	$ 57,151

---

[a] As of December 31, 2023 and 2022, includes $2.3 million and $2.0 million, respectively, related to the operating lease agreements as described in "Note 15—Related Party Transactions."

Other Income, net

The components of "Other income, net" are as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Interest income	12,640	3,866	83
Foreign exchange gains (losses), net	$ 259	$ 1,893	$ (2)
(Loss) gain on sale of an asset [a]	(37)	—	10,151
Other, net	—	5	9
Other income, net	$ 12,862	$ 5,764	$ 10,241

---

[a] (Loss) gain on sale of an asset in 2021 represents a net gain of $10.2 million related to the sale of Vimeo's retained interest in its former hardware business.

Supplemental Disclosure of Cash Flow Information

	Years Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Cash received (paid) during the year for:			
Interest payments	$ (151)	$ (203)	$ (5,064)
Income tax payments	(1,434)	(1,336)	(801)
Income tax refunds	125	123	62

NOTE 18—RESTRUCTURING

During the quarters ended March 31, 2023 and September 30, 2022, the Company completed evaluations to sufficient levels of detail to commit to restructuring plans that resulted in reductions to its workforce of approximately 11% and 6%, respectively. One-time termination benefits provided as part of the restructuring plans include severance, continuation of health insurance coverage and other benefits for a specified period of time, which resulted in $4.9 million and $4.2 million of restructuring costs for the years ended December 31, 2023 and 2022, respectively.

Costs related to these restructuring plans have been recognized in the accompanying consolidated statement of operations as follows:

	Year Ended December 31,	
	2023	2022
	(In thousands)	
Restructuring costs:		
Cost of Revenue	$ 298	$ —
Research and development expense	2,813	2,282
Sales and marketing expense	1,078	1,133
General and administrative expense	699	768
Total	$ 4,888	$ 4,183

As of December 31, 2023, all payments under the restructuring plans have been made.

NOTE 19—SUBSEQUENT EVENT

In the first quarter of 2024, the Company completed an evaluation to a sufficient level of detail to commit to a restructuring plan that resulted in a reduction to its workforce of approximately 4% of its employees. The Company expects to provide one-time termination benefits including severance payments, continuation of health coverage, and other benefits for a specified period of time to the affected employees. As a result, the Company currently estimates that it will incur restructuring costs of approximately $2.0 million to $3.0 million in the first quarter of 2024.

VIMEO, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts	Deductions	Balance at End of Period
			(In thousands)		
2023					
Allowance for credit losses	$ 5,183	$ 777 (a)	$ —	$ (3,232) (b)	$ 2,728
Deferred tax valuation allowance	67,544	(4,543) (c)	(893) (d)	—	62,108
2022					
Allowance for credit losses	$ 1,324	$ 7,606 (a)	$ —	$ (3,747) (b)	$ 5,183
Deferred tax valuation allowance	52,023	12,736 (e)	2,785 (f)	—	67,544
2021					
Allowance for credit losses	$ 476	$ 1,428 (a)	$ —	$ (580) (b)	$ 1,324
Deferred tax valuation allowance	51,689	20,858 (g)	(20,524) (h)	—	52,023

(a) Additions to the allowance for credit losses are charged to expense.

(b) Write-off of reserved accounts receivable, net of recoveries.

(c) Amount is due primarily to federal and state NOL utilization, partially offset by deferred tax assets for capitalized research and development expenses.

(d) Amount is due primarily to currency translation adjustments on foreign NOLs.

(e) Amount is due primarily to deferred tax assets for capitalized research and development expenses, partially offset by federal and state NOL utilization.

(f) Amount is due primarily to the change in attributes resulting from the final Spin-off allocation.

(g) Amount is due primarily to federal and state NOLs and other carryforwards.

(h) Amount is due primarily to the decrease in attributes resulting from the Spin-off allocation, partially offset by the acquisition of foreign NOLs.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company monitors and evaluates on an ongoing basis its disclosure controls and procedures and internal control over financial reporting in order to improve their overall effectiveness. In the course of these evaluations, the Company modifies and refines its internal processes as conditions warrant.

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Vimeo's management, including its principal executive and principal financial officers, or persons performing similar functions, evaluated the effectiveness of the Company's disclosure controls and procedures as defined by Rule 13a-15(e) under the Exchange Act. Based on this evaluation, management has concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Annual Report on Internal Control Over Financial Reporting

Vimeo management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company. Vimeo's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, Vimeo management used the criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management has determined that, as of December 31, 2023, the Company's internal control over financial reporting is effective. The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report, included herein.

Changes in Internal Control over Financial Reporting

There was no change in Vimeo's internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, Vimeo's internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

In designing and evaluating the disclosure controls and procedures, Vimeo's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vimeo, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Vimeo, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vimeo, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 21, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York
February 21, 2024

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

The information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated by reference to our definitive Proxy Statement to be used in connection with our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement"), as set forth below in accordance with General Instruction G(3) of Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be included in our 2024 Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be included in our 2024 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in our 2024 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in our 2024 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be included in our 2024 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements of Vimeo

Report of Independent Registered Public Accounting Firm: Ernst & Young LLP (PCAOB ID: 42).
Consolidated Balance Sheet as of December 31, 2023 and 2022.
Consolidated Statement of Operations for the Years Ended December 31, 2023, 2022 and 2021.
Consolidated Statement of Comprehensive Operations for the Years Ended December 31, 2023, 2022 and 2021.
Consolidated Statement of Shareholders' Equity for the Years Ended December 31, 2023, 2022 and 2021.
Consolidated Statement of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021.
Notes to Consolidated Financial Statements.

(2) Consolidated Financial Statement Schedule of Vimeo

**Schedule
Number**

II   Valuation and Qualifying Accounts.

All other financial statements and schedules not listed have been omitted since the required information is either included in the Consolidated Financial Statements or the notes thereto, is not applicable or is not required.

(3) Exhibits

Exhibit No.	Description of Document	Location
2.1*	Separation Agreement, by and between IAC/InterActiveCorp and Vimeo, Inc., dated May 24, 2021	Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
2.2*	Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2021 by and among Vimeo, Inc., Stream Merger Sub, Inc. and Vimeo.com, Inc.	Annex G of the Registrant's Joint Registration Statement on Form S-4 with IAC, filed on March 12, 2021
3.1	Amended and Restated Certificate of Incorporation of Vimeo, Inc.	Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
3.2	Amended and Restated By-laws of Vimeo, Inc.	Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
4.1	Description of Securities	Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on March 1, 2022
10.1*	Transition Services Agreement by and between IAC/InterActiveCorp and Vimeo, Inc., dated as of May 24, 2021	Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021

Exhibit No.	Description of Document	Location
10.2*	Employee Matters Agreement by and between IAC/InterActiveCorp and Vimeo, Inc., dated as of May 24, 2021	Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
10.3*	Tax Matters Agreement by and between IAC/InterActiveCorp and Vimeo, Inc., dated as of May 24, 2021	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
10.4#	Vimeo, Inc. 2021 Stock and Annual Incentive Plan, as amended and restated on June 6, 2023	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on June 8, 2023
10.5#	Vimeo, Inc. Deferred Compensation Plan for Non-Employee Directors	Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed on March 1, 2022
10.6#	Amended and Restated Restricted Stock Agreement, dated as of March 20, 2023, by and between Vimeo, Inc. and Joseph M. Levin	Exhibit 10.2 to the Registrant's Quarterly Report on Form10-Q, filed on May 4, 2023
10.7#	Offer Letter between Anjali Sud and Vimeo.com, Inc., dated as of May 4, 2022	Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2022
10.8#	Amendment No. 1 to Offer Letter, dated as of March 22, 2023, by and between Vimeo, Inc. and Anjali Sud	Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 23, 2023
10.9#	Offer Letter between Gillian Munson and Vimeo.com, Inc., dated as of April 2, 2022	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2022
10.10#	Memorandum of Understanding by and between Mark Kornfilt and Vimeo, Inc., dated as of February 24, 2023	Exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed on February 27, 2023
10.11#	Board Advisor Agreement by and between Mark Kornfilt and Vimeo, Inc., dated as of February 24, 2023	Exhibit 10.12 to the Registrant's Annual Report on Form 10-K filed on February 27, 2023
10.12#	Memorandum of Understanding between Anjali Sud and the Company, dated as of July 5, 2023	Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on August 2, 2023
10.13#	Offer Letter between Adam Gross and the Company, dated as of July 4, 2023	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on August 2, 2023

Exhibit No.	Description of Document	Location
21.1	List of Subsidiaries of Vimeo, Inc.	Filed herewith.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith.
97.1	Policy for Recoupment of Incentive Compensation	Filed herewith.
101.INS	Inline XBRL Instance	Filed herewith.
101.SCH	Inline XBRL Taxonomy Extension Schema	Filed herewith.
101.CAL	Inline XBRL Taxonomy Extension Calculation	Filed herewith.
101.DEF	Inline XBRL Taxonomy Extension Definition	Filed herewith.
101.LAB	Inline XBRL Taxonomy Extension Labels	Filed herewith.
101.PRE	Inline XBRL Taxonomy Extension Presentation	Filed herewith.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

#	Management contract or compensatory plan or arrangement
*	Portions of this exhibit have been omitted because such information is both: (i) not material to the Registrant and (ii) would be competitively harmful if publicly disclosed.
**	The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates them by reference.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 21, 2024

VIMEO, INC.

By: /s/ Gillian Munson

      Name: Gillian Munson

      Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gillian Munson and Jessica Tracy, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities indicated and on February 21, 2024:

Signature	Title
/s/ Adam Gross	Interim Chief Executive Officer & Director
Adam Gross	*(Principal Executive Officer)*
/s/ Gillian Munson	Chief Financial Officer
Gillian Munson	*(Principal Financial Officer and Principal Accounting Officer)*
/s/ Glenn Schiffman	Chairman of the Board of Directors
Glenn Schiffman	
/s/ Alesia J. Haas	Director
Alesia J. Haas	
/s/ Jay Herratti	Director
Jay Herratti	
/s/ Ida Kane	Director
Ida Kane	
/s/ Mo Koyfman	Director
Mo Koyfman	
/s/ Alexander von Furstenberg	Director
Alexander von Furstenberg	